As filed with the Securities and Exchange Committee on July 3, 2025

Registration No. 333-287306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 3 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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CTW Cayman
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

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Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City, Tokyo 106-0032, Japan
+050-1748-6333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Richard J. Chang, Esq.

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

Suite 2202, Building C, Yintai Center

#2 Jianguomenwai Ave.

Chaoyang District

Beijing, P.R. China 100022

+86 10 5680 3888

Jason T. Simon, Esq. Yangyang Jia, Esq. Greenberg Traurig, LLP 1750 Tysons Blvd., Suite 1000 McLean, VA 22102 703-749-1300

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Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

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†         The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED JULY 3, 2025

Class A Ordinary Shares

CTW Cayman

This is an initial public offering of our Class A ordinary shares, par value US$0.0001, or Class A ordinary shares, of CTW Cayman. We are offering a total of 3,000,000 Class A ordinary shares. The underwriters may also purchase up to 450,000 Class A ordinary shares within 45 days to cover over-allotments, if any.

Prior to this offering, there has been no public market for our Class A ordinary shares. We anticipate that the initial public offering price will be between US$5.0 and US$6.0 per Class A ordinary share. We have applied to list the Class A ordinary shares on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “CTW.”

Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands company. CTW Cayman is a Cayman Islands company that conducts all of its operations through its subsidiaries.

Following the completion of this offering, our issued and outstanding share capital will consist of 51,000,000 Class A ordinary shares and 12,000,000 Class B ordinary shares. Mr. Ryuichi Sasaki, our founder and chief executive officer will beneficially own 94.1% of our issued and outstanding Class A ordinary shares and all of our issued Class B ordinary shares and will be able to exercise approximately 98.2% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$5.5 per Class A ordinary share, the mid-point of the estimated initial public offering price range set for on the front cover of this prospectus, and assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and will not be convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share will be entitled to ten (10) votes, subject to certain conditions, and will be convertible into one Class A ordinary share at any time by the holder thereof. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the holder thereof to any non-affiliate of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” As a result, Mr. Ryuichi Sasaki will have the ability to control the outcome of matters submitted to the shareholders for approval. Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”

Investing in our Class A ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our Class A ordinary shares.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 11 of this prospectus for more information.

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Price US$            Per Class A ordinary share

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	US$	US$	US$
Underwriters’ commissions and discounts(1)	US$	US$	US$
Proceeds to our company before expenses(2)	US$	US$	US$

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(1)      Represents underwriting commissions and discounts of (i) seven percent (7.00%) of the public offering price per Class A ordinary share, if the total gross proceeds of this offering (“Total Gross Proceeds”), including proceeds from the exercise of the over-allotment option, if any, is no more than US$25.0 million; or (ii) six and a half percent (6.5%) of the public offering price per Class A ordinary share, if the Total Gross Proceeds exceeds US$25.0 million. For a description of compensation payable to the underwriters, see “Underwriting.”

(2)      In addition, we will pay to Kingswood Capital Partners, LLC (the “Representative”) non-accountable expenses equal to one percent (1.0%) of the Total Gross Proceeds. Furthermore, we have agreed to reimburse certain accountable expenses of up to US$240,000 to the Representative, including the Representative’s legal fees, background check expenses and all other expenses related to the offering. For a description of compensation payable to the underwriters, see “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A ordinary shares if any such Class A ordinary shares are taken. We have granted the underwriters an over-allotment option to purchase up to an additional fifteen percent (15.0%) of the total number of Class A ordinary shares to be offered by the Company in this offering (excluding shares subject to this option) at the initial public offering price less the underwriting commissions and discounts within forty-five (45) days from the date of this prospectus, solely for the purpose of covering over-allotments.

The underwriters expect to deliver the Class A ordinary shares against payment in U.S. dollars in New York, New York on or about            , 2025.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Kingswood Capital Partners, LLC	TFI Securities and Futures Limited

Prospectus dated            , 2025

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We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A ordinary shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

The functional currency for CTW Cayman and its subsidiaries in Hong Kong and Singapore are U.S Dollar (“US$”). The Group’s functional currency for its Japanese subsidiary is the Japanese Yen (“JPY”). The functional currency for its Taiwan VIE is the New Taiwan Dollars (“NTD”) and the functional currency for its subsidiaries in mainland China is Chinese Yuan (“CNY”). The Group’s combined financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

i

The following table outlines the currency exchange rates that were used in creating the combined financial statements in this report:

	January 31, 2025		July 31, 2024		July 31, 2023
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against JPY	US$1=JPY154.9100	US$1=JPY150.4900	US$1=JPY150.3800	US$1=JPY150.5643	US$1=JPY142.1800	US$1=JPY137.7066
US$ against RMB	US$1=RMB7.2422	US$1=RMB7.1818	US$1=RMB7.2193	US$1=RMB7.2310	US$1=RMB7.1426	US$1=RMB6.9897
US$ against TWD	US$1=TWD32.8500	US$1=TWD32.3482	US$1=TWD32.6900	US$1=TWD31.9494	US$1=TWD31.4500	US$1=TWD30.8150

Until         , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares, discussed under “Risk Factors,” before deciding whether to buy our Class A ordinary shares.

Overview

We are a leading globally accessible, web-based gaming platform, offering players an immersive digital space through our flagship HTML5 platform, G123.jp. Our platform showcases a diverse selection of free-to-play games inspired by popular Japanese animations, including Queen’s Blade, So I’m a Spider, So What?, and Goblin Slayer. The HTML5-based G123.jp platform removes common barriers to gameplay, such as downloads, installations, and mandatory registrations, ensuring that seamless, instant access is available to players worldwide across different types of devices, including mobile devices beyond just PCs. As of the date of this prospectus, we have 27 games on our platform and 11 games in pre-registration. According to the Frost & Sullivan Report, we are the largest anime IP-based H5 games platform in 2023 in the world in terms of gross billings.

Our primary focus is serving game developers as our core customers by providing a comprehensive platform that helps them generate revenue and reach a global audience. Through our gaming platform, we share revenue generated from players’ in-game purchases worldwide. Leveraging our well-established relationships with leading Japanese animation IP holders, we offer premium IP resources along with ancillary support, as well as distribution and marketing services, to game developers. By collaborating with leading game developers, we bring high-quality and animation-themed gaming experiences to the game players/end-users worldwide.

Over the years, we have built strong relationships with IP holders to obtain licenses for high-profile, well-established IPs with dedicated fan bases or those aligned with our strategic goals and target markets. Our agreements with IP holders define the scope of the licenses, including applicable regions, languages, and specific content permitted for game development, as well as royalty terms. Once we obtain IP licenses from IP holders, we provide game developers with seamless and compliant access to these IP resources, ensuring they have the rights needed to integrate IP content into their games. These resources enable developers to leverage the existing popularity of the IPs, attracting a broad audience and enhancing the games’ appeal and success.

In addition to granting access to IP resources, we provide comprehensive support to game developers across various aspects of game development and distribution. Our other services include game distribution support including localization and translation of in-game content, IP related design support (such as sound effects, music, and interface elements), game distribution service including hosting games on our platform and distributing games to global audience through our established network and server resources and related software and systems. Additionally, we offer marketing services to game developers, as well as customer support to game developers, ensuring a seamless experience from development to monetization.

Historically, our top games and related developers have accounted for a substantial portion of revenues generated from our G123.jp platform. For the six months ended January 31, 2025, Vivid Army and Queen’s Blade Limited Break accounted for 28.6% and 11.9% of our revenues, respectively. For the years ended July 31, 2024 and 2023, Vivid Army and Queen’s Blade Limited Break accounted for 40.3% and 19.6%, and 58.2% and 30.9%, of our revenues, respectively. Additionally, the developer of Queen’s Balde Limited Break launched another game on our platform, namely Strike the Blood Daybreak, in the year ended July 31, 2024, generating approximately 7.4% of our revenue for the same year. For the six months ended January 31, 2025, Strike the Blood Daybreak generated approximately 2.7% of our revenue. Consequently, the developer of Vivid Army was our largest customer, contributing 28.6%, 40.3% and 58.2% of our revenues with Vivid Army alone for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively, and the developer of Queen’s Blade Limit Break and Strike The Blood Daybreak was our second-largest customer, contributing 14.6% and 27.0% of our revenue with the two games combined for the six months ended January 31, 2025 and the year ended July 31, 2024, and 30.9% of our revenue with Queen’s Blade Limited Break alone for the year ended July 31, 2023. Additionally, on October 23, 2024, we launched a new game titled So I’m a Spider, So What? Ruler of the Labyrinth on our platform. Revenue generated from this title accounted for approximately 15.9% of our total revenues for the six months ended January 31, 2025. The developer of So I’m a Spider, So What? Ruler of the Labyrinth became our third-largest customer by revenue contribution during the same period. For the six months ended January 31, 2025, the game developer of Legend of the Galactic

Heroes: Battle Rondo and Tsukimichi: Moonlit Fantasy was our fourth-largest customer, contributing approximately 12.4% of our total revenue during the period. Of this amount, Legend of the Galactic Heroes: Battle Rondo accounted for 4.8%, while Tsukimichi: Moonlit Fantasy accounted for 7.6%. Revenue from this developer represented less than 10% of our total revenue for the fiscal years ended July 31, 2024 and 2023. No other game developers contributed more than 10% of our revenue in the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023. We expect that our top titles to rotate as more games gain success on our platform.

Our mission is to unlock the potential of Japanese animation-based games, offering game developers the digital floor with commercial opportunities and essential supports to turn their craft into financial success, while creating an unforgettable, ad-free, immersive gaming experience featuring beloved Japanese animations for end-users. Our proprietary platform provides comprehensive support to game developers, enabling them to revitalize Japanese animation and deliver engaging, high-quality games that resonate with our end-users.

We were founded on one simple belief that business can be a powerful tool to drive meaningful change, and as a gaming platform, our creation was designed to enrich people’s lives and make a lasting positive impact. We strive to create a gaming experience that is not only enjoyable but also widely accessible, helping to connect people with the vibrant world and the rich culture of Japanese animation.

Our value positions to game developers and end-users are:

•        To Empower Game Developers:    We level the playing field in the gaming industry by offering game developers a financially viable yet powerful distribution channel alternative to major digital and social media platforms, enabling them to achieve financial success while bypassing the restrictive distribution costs, barriers and protocols. Through our extensive network and long-term partnerships with IP owners, we secure high-value intellectual properties and make them accessible to developers, allowing them to unlock the potential of iconic intellectual properties and transform them into games that captivate global audiences.

•        To Enhance User Experience:    We are committed to delivering high-quality games featuring iconic animations with strong “playability” to end-users, while holding on to the highest standards in providing a user-friendly, seamless, and ad-free gaming experience on our platform. Games distributed on our platform are accessible to a global audience across a variety of devices, including mobile devices, ensuring broad reach and flexibility beyond just PCs. Users can enjoy gameplay on our platform without the hassle of pre-registration, downloads or installations.

•        To Innovate Game Distribution:    We strive to revolutionize the gaming industry by innovating the game distribution model. Partnering with IP holders and game developers upfront, we promote a unique game distribution model that fosters free-to-play games with appealing content with assured quality, which brings values for both game developers and end-users.

•        To Celebrate Japanese Animation Globally:    We are dedicated to bringing the lively worlds of Japanese animation to life through engaging games on our platform, offering fans and enthusiasts worldwide a unique and interactive way to experience their beloved animations and cultural stories.

Our Win-Win Monetization Approach

At G123.jp, we offer a unique, win-win monetization model that benefits game developer partners, end-users and the platform alike. Our platform allows players to immerse themselves in a wide variety of games inspired by popular anime and manga, providing both a free and engaging gaming experience as well as the option to enhance gameplay through in-game purchases. Players can engage in micro-transactions for virtual items, engagement-based rewards, character enhancements, and other customizations. These optional purchases not only add enjoyment to the player’s experience but also provide a revenue source for developers and support our revenue model, helping us keep the games free-to-play and ad-free.

Our game developer partners monetize their products on our platform, mainly through fees collected from these micro-transactions and in-game purchases. To support this process, we pay an upfront advance to our game developer partners to support their game development on a per-game, per-contract basis. We start to recoup the advance as soon as a game starts generating in-game purchase upon launching on our platform. Our customers, the game developers, pay us service fees by allowing us to retain a pre-agreed percentage of the in-game purchases made by end users as consideration for our services. Such advances and service fees are paid according to the service agreements that we entered into with game developers for individual games. Game developers repay the advance by allowing us to retain an additional amount equal to the amount of in-game purchases allocated to them under the service agreements. The repayment of the advances continues until the full amount is recovered by us.

In exchange for using our platform, resources, and services, game developers pay service fees to us by allowing us to retain an average of approximately 90% of the gross in-game purchase amounts generated from a game on our platform after the advance is fully recouped. The repayment of advances and payment of service fees to us through revenue sharing are governed solely by terms of the service agreements, irrespective of other factors and conditions including payment of our royalty fees. After accounting for royalty costs, but before considering other operating expenses borne by us in providing services for individual games, we retain an average of approximately 80% of the gross in-game purchase amounts generated from each game. For the period from August 1, 2019 through January 31, 2025, we made a total of 58 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 58 advances, three were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, we were unable to fully recover advances related to 6 games that went offline before full repayment was made. Furthermore, we assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 6 additional games where we believe there is a risk that the full amount of the advances may not be collectable. We have recorded full valuation allowances for all such advances that are not expected to be recouped. As of January 31, 2025, 22 game developers have outstanding advances related to 31 games. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. As of July 31, 2023, 33 game developers have outstanding advances related to 42 games. See, “Risk Factors — Risks Related to Our Business and Industry — We may be unable to fully recover advance fees provided to game developers if a game fails to launch or generate sufficient in-game purchases to fully offset the outstanding balance of advances, and as a result, our financial condition and results of operations could be materially and adversely affected.”

In general, we rely on the negotiated terms of services for third-party game developers, which govern the distribution, operations and service fees for hosting and distributing a game on our platform as well as services we provide to game developers, and such terms generally don’t require game developers to repay the advancement to us if they fail to develop a game or the in-game purchase amount generated from the game is insufficient to offset the full advance amount. See, “Risk Factors — Risks Related to Our Business and Industry — We may be unable to fully recover advance fees provided to game developers if a game fails to launch or generate sufficient in-game purchases to fully offset the outstanding balance of advances, and as a result, our financial condition and results of operations could be materially and adversely affected.” Among others, key terms of our contracts with game developers typically include the following: (i) We provide access of intellectual property (IP) of a specific animation or similar work to the game developer for a term of two to three years to develop a game based on such IP; (ii) We provide game distribution services by hosting and distributing the game using our platform which is accessible to end users and have the necessary subsystems to track and collect payments from end users; (iii) We provide limited game development support services, mainly including game content localization translation and IP related design support; (iv) We provide game marketing and advertising services to game developers for a specific game; (v) We provide end-user support services for a game through our platform on behalf of the game developer; (vi) We provide a fixed amount of upfront advance fee to the game developer for the development of a particular game. The advance is recouped through in-game purchases after a game is launched — specifically, we retain an additional amount equal to the amount of in-game purchases allocated to the game developer under the service agreement until the advanced balance is fully collected. If the game development is unsuccessful or in-game purchase amounts are insufficient to fully offset the advance fee, the developer is not required to repay the shortfall, and we bear the associated lost of the unrecovered advance; (vii) the game developer retains all its rights related to the developed game and is responsible for developing, updating, and providing the game content to end users; (viii) We have a transferable exclusive right to distribute the game through our platform during an initial term of three years starting from the date the game is launched on our website; (ix) as consideration for our services provided, the game developer agrees to pay us service fees through allowing us to retain a pre-agreed percentage of the gross in-game purchases generated from the specific contracted game. As of the date of this agreement, there are a limited number of game titles that are not based on specific IPs, such as Vivid Army, and we entered into service agreements with related developers, the terms of which are the same, except that we do not provide upfront advance fee and access to IPs for these games to the developers. On average, such a pre-agreed percentage of revenue sharing as consideration for our services is approximately 90% of the gross in-game purchase amount without considering any repayment of the advance by the game developer to us. After deducting IP royalty costs, we retain on average approximately 80% of the gross in-game purchase amounts for a specific game, without taking into account other associated expenses borne by us.

This collaborative revenue-sharing structure incentivizes our developer partners to continually invest in high-quality, engaging content, which ensures a steady flow of fresh games with high “playability” for our players and builds long-term, sustainable value for the platform. By aligning our success with that of our developer partners, we create a feedback loop where compelling content attracts more players, leading to increased revenue generation for developers, enabling us to further investment in top-tier gaming experiences.

Value for Partners

We highly value our partnerships with skilled game developers, offering them lucrative opportunities for monetization. We provide “advances” to game developers to help cover development costs, with repayment structured through “revenue-sharing.” Our advances give game developers essential liquidity support that fuel their game development efforts. While the amount of advances may not cover all costs of game development, they alleviate financial pressure, ensuring smooth progress without interruptions. For small but skilled and innovative developers, our advances offer the financial assistance needed to bring their creative vision to life, allowing them to focus on what they do best — creating outstanding games — without the burden of liquidity concerns.

Our unique distribution model, through the HTML 5 platform on G123.jp available across a wide range of devices at no additional cost, enables game developers to reach a broad audience without relying on major distribution platforms. Major distribution platforms often impose high fees and restrictive requirements that can impact both developer profits and the player experience. Operating independently, we control the user experience directly and maximize revenue potential for our developer partners by providing full platform support. By leveraging our platform, developers can commercially succeed while maintaining control over their distribution and revenue, ensuring greater independence and profitability throughout the game’s lifecycle.

Our approach extends beyond simple distribution. We establish relationships with renowned Japanese animation IP holders, allowing us to support end-to-end game creation for game developers. This involves entering into IP license agreements with holders of popular animation IPs, such as KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC, and then providing access to IP-related content for game development to game developers. We have entered into IP license agreements for specific animation IPs with various animation IP holders, allowing us to leverage a wide array of IPs and maintain a broad and appealing product lineup for a diverse global audience and animation enthusiasts. Key terms of such IP license agreements typically include an initial term of three years from the date the related games are launched and distributed on our platform, the authorized regions, languages, and content to be utilized, the release schedule, and the agreed-upon royalty rates. As of January 31, 2025, we have established partnerships with 33 animation IP holders, including KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC. We have entered into agreements to release Doraemon, a globally renowned Japanese entertainment franchise and one of the top 10 manga/animation series by total worldwide manga sales, in early 2025. We have launched a new title “Negima! Magister Negi Magi — Mahora Panic” in February 2025, and will continue to launch new titles with globally recognized animation IPs on our platform. As of the date of this prospectus, we have opened pre-registration of 11 new games including Doraemon Comic Traveler and Kakegurui All In which are based on beloved animation series. These games are expected to be launched in the rest of 2025 and early 2026.

We also provide comprehensive game development resources and support, including localization and translation services, as well as IP alignment and content refinement assistance, such as adjustments to characters and storylines, sound, and music design, ensuring the creation of high-value, recognizable content that resonates with both local and global audiences. Our distribution services also include advertisement and marketing, end-user management, payment solutions and settlement for player billings and payouts, customer support services. By combining in-house marketing expertise with data-driven insights, we help game developers to effectively capture and grow their audience.

Value for End-users/Game Players

G123.jp is designed with player satisfaction at its core. Our games are HTML5-based, accessible across devices without the need for downloads, lengthy registrations, or costly subscriptions, allowing players to immediately dive into immersive, seamless, and ad-free experiences on any device. Whether on mobile devices or PCs, we provide a streamlined experience, making gaming accessible to a diverse global audience across all types of devices. By delivering an engaging gaming experience based on popular animations, we offer players the opportunity to enjoy games featuring their favorite anime and manga characters and story lines. Our platform provides a wide range of optional in-game items, top-ups, and strength-enhancing features, allowing players to customize their experience with clothing, accessories, and emotes. Additionally, we design well-tailored, entertaining in-game events and activities, complemented by various socialization tools that foster platform-based interactions, adding multiple layers of enjoyment to the gameplay. For more details, see “Business — Our Platform — Unique Gaming Experiences on Our Platform.”

Furthermore, our proprietary AI-based, round-the-clock customer support ensures that players have a reliable, safe, and optimized gaming experience at all times. By continually analyzing player preferences and behavior with advanced AI tools, we refine gaming experiences and market strategies to maximize satisfaction and engagement, making our platform a trusted and go-to destination for fans of authentic Japanese animation.

Profitability for Our Platform

Under our unique monetization model, our platform demonstrates strong unit economics, significant bookings, and robust revenue generation, alongside high growth momentum. As of January 31, 2025, we had released over 65 game titles on cumulative basis, among which 29 game titles remained active on our G123.jp platform, with 19 active titles currently in the backlog. Our user base has experienced substantial growth, with monthly active users (MAUs) increasing by 140.14% from 958,578 in 2021 to 2,301,929 in 2024. Over the same period, our paying user base grew by 202.5% from approximately 121,835 in 2021 to 368,568 in 2024. For the six-month periods ended January 31, 2024 and 2025, our paying user base grew by 66.2% from approximately 170,919 to 284,062 users, respectively. For the years ended July 31, 2024 and 2023, our ARPMAU was $3.06 and $3.12, respectively, and our ARPPMAU was $112.40 and $144.04, respectively. We have achieved a ROAS of 99.3% and 130.3%, respectively, during the same periods. In the six months ended January 31, 2025 and 2024, our ARPMAU was $2.50 and $3.36, respectively, and our ARPPMAU was $106.77 and $127.11, respectively. We have achieved a ROAS of 105.8% and 96.6%, respectively, during the same periods.

In the six months ended January 31, 2025, our revenues amounted to US$41.2 million and our gross in-game purchase amounts amounted to US$49.1 million. In the years ended July 31, 2024 and 2023, our revenues amounted to US$68.4 million and US$62.9 million, respectively, and our gross in-game purchase amounts amounted to US$84.5 million and US$81.4 million, respectively. We believe that our overall profitability will increase in the long run, primarily driven by our continuous focus on acquiring high-quality content and strategic partnerships as well as our growth momentum attributed by the expansion into the global market. We recorded net income of US$0.6 million, US$6.0 million and US$3.4 million in the six months ended January 31, 2025 and for the years ended July 31, 2024 and 2023, respectively. Our net cash provided by operating activities was US$2.6 million, US$1.7 million and US$2.6 million in the same periods, demonstrating our operational efficiency and cash generation capability. Please refer to the “Summary Combined Financial Data” for more detailed figures.

Our Growth and Company Milestones

Founded by Mr. Ryuichi Sasaki in August 2013, our company set out with the vision to become a transformative force in the gaming industry. Since its inception, our journey has been marked by strategic planning, capital infusions and significant milestones, and we have achieved consistent year-over-year growth, significantly enhancing our market position.

The official launch of our G123 platform in 2018 marked a pivotal moment, providing a strong foundation for ongoing expansion and innovation. In November of 2021, we took a significant step toward global reach by distributing games in English, aligning with our strategy to engage international audiences. Our gross proceeds from end-users achieved a significant milestone of JPY 1 billion for the first time in 2019, which grew dramatically, reaching an impressive JPY 10 billion for the first time in 2021. Starting from 2022, we’ve sharpened our focus on games inspired by popular anime IPs, establishing ourselves as a leader in anime-themed gaming content. For the year ended July 31, 2024, we achieved cumulative active users of 214 million, showcasing our growing community. In 2024, we reached a key financial milestone with global revenue totaling JPY 10 billion (US$68.4 million).

Looking ahead, we are committed to investing in high-quality IP content and collaborating with top-tier developers to deliver games with appeals to a wider audience globally, furthering our presence in global markets beyond Japan and increasing our market share in the mobile game segment of the gaming industry. We are also dedicated to exploring new opportunities presented by advanced technologies, including artificial intelligence and data analytics, to drive future growth.

Our Strengths

Our unique capabilities allow us to deliver a premium gaming experience for users and significant value for partners. Key strengths that differentiate us in the market include:

Privileged Access to Top-Tier Japanese IPs

Through longstanding partnerships with renowned Japanese animation IP holders, we secure privileged access to iconic characters and storylines from leading anime and comics. We enter into IP license agreements with IP holders for popular Japanese animation IPs and then provide access to such IPs to game developers as part of our service offerings to them. This unique advantage allows our game developer partners to build games around beloved, recognizable content, engaging massive, loyal fan bases. By integrating these popular IPs, we enhance game appeal, attract dedicated audiences, and create significant added value for players and developers alike. Leveraging our extensive intellectual property (IP) resources, we are dedicated to partnering with top-tier game developers to launch games based on world-renowned animation IPs. These games are crafted to captivate global audiences and resonate deeply with animation enthusiasts. As of January 31, 2025, we have established partnerships with 33 IP owners, including KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC. We have secured agreements to release Doraemon, a globally renowned Japanese entertainment franchise and one of the top ten manga/animation series by total worldwide manga sales, in early 2025. On October 23, 2024, we launched “So I’m a Spider, So What? Ruler of the Labyrinth”, a game developed by a third-party developer and based on the popular Japanese entertainment franchise “So I’m a Spider, So What?,” on our G123.jp platform. In its first full month of operation, November 2024, the game generated an aggregate in-game purchases of approximately US$1.4 million. Additionally, we have launched “Arifureta: From Commonplace to World’s Strongest — Rebellion Soul” in January 2025, “Negima! Magister Negi Magi — Mahora Panic” in February 2025, “High School D×D Operation Paradise Infinity” and “Game of Thrones Winter is Coming” in April 2025. We also expect to further launch “Doraemon Comic Traveler”, “Kakegurui ALL IN” and seven other games based on globally recognized animation IPs in the rest of 2025 and early 2026.

Established Relationships with Game Developers

Our services and robust technological infrastructure foster strong, lasting partnerships with game developers, creating high retention and platform loyalty. Our collaborative approach empowers game developers to monetize effectively, while we continually enhance the gameplay experience, driving sustained growth for both parties.

Asset-light model with high profit margin and low upfront investment and minimal risks

We operate on an asset-light model with low upfront investment and minimal risk. By focusing solely on supporting game developers rather than engaging directly in game development, we effectively streamline operations and reduce overhead, which allows us to remain agile and efficient while minimizing exposure to development-related risks. Additionally, our business model enables us to maintain a high profit margin. For IP-based games, we retain a significant portion — approximately 80% — of in-game purchases generated on our platform, after accounting for shared revenues with game developers and royalty fees paid to IP holders. This structure ensures strong profitability and financial flexibility, allowing us to reinvest in the platform, strengthen partnerships, and fuel ongoing growth initiatives.

Tech-Driven Platform Excellence with Advanced AI Capabilities

Powered by HTML5 and other third-party and proprietary technologies, our platform offers a seamless, instant-play experience with no downloads or registration needed, ensuring compatibility across iOS, Android, and PC. This flexibility allows players to access games on any device, anytime, anywhere, making our platform globally accessible and user-friendly. Our AI-driven tools optimize various aspects of the platform, from game localization and data analytics to advertising. With direct access to user behavior data across all games, we continuously improve the gaming experience and deliver targeted ads. These insights drive player engagement and satisfaction, maximizing value for players and developers alike. Our efforts are driven by a team of highly skilled technology experts and engineers specializing in computer vision, natural language processing, data science, machine learning operations, and AI engineering. This team is led by seasoned professionals with over a decade of experience in AI-related fields and advanced academic qualifications, including master’s and doctoral degrees. Their expertise ensures that our AI capabilities remain at the cutting edge of industry innovation. For example, Mr. Wei Liao, our head of data department, has over 13 years of experience in data science and AI related fields, and his expertise in data analytics and AI has contributed to the optimization of our advertising and operational costs as well as enhancement of our in-house technological capabilities and profitability Mr. Yin Yannan, our senior engineering manager and tech executive, brings extensive experience in SaaS and PaaS solutions with a focus on scalable systems and cloud infrastructure for gaming industries, has been instrumental in transforming our G123.jp platform into distributed microservices as well as in global API efficiency improvements and achievement of 99.99% SLA uptime.

Valuable Platform Independence

As an independent platform, we bypass significant fees associated with third-party platforms or app stores, minimizing compliance costs and avoiding expensive surcharges for the use of such app stores and in-app payment systems. This independence enables us to reinvest capitals directly into platform development and growth, maintaining a competitive edge and ensuring long-term sustainability.

Experienced and Visionary Management Team

Our leadership team combines deep expertise and a proven track record in both the gaming industry and technology sectors, providing us with a distinct competitive advantage. Founder and CEO, Mr. Ryuichi Sasaki, brings over 15 years of experience, offering invaluable industry insights, leadership, and relationships that have been instrumental in securing strategic partnerships and driving business growth. His extensive network and market knowledge empower us to navigate industry challenges, seize new opportunities, and develop commercially successful games. Led by Mr. Hairihan Tong, our CTO with over 8 years of experience in product design and operation management in tech sectors, our core management team brings a diverse range of expertise that shapes our business strategies. As our CTO since 2016, Mr. Hairihan Tong spearheaded the development and international success of the G123.jp platform, expanding its reach to a total of 186 markets globally, and his leadership in new product launch, and innovation in technology solutions drives our business growth. This collective experience enables us to stay ahead of market trends, rapidly adapt to changing technologies, and consistently deliver innovative solutions. Together, they ensure our platform evolves with the needs of the market, driving growth, fostering innovation, and maintaining a leadership position in the industry.

Our Strategies

Our growth strategies form the foundation for our long-term growth and sustainability, positioning us as a leader in the global IP gaming platform industry in years to come, with a comprehensive, resilient, and player-centered approach, including:

Continuing to Make Strategic Investment in Top IPs and Partnerships

A core pillar of our growth strategy is to continue investing in competitive IP resources and strengthening relationships with top-tier game developers. Our management seeks to invest in popular IP resources and collaborate with top game developers that have demonstrated significant commercial success and widespread recognition. For example, our management classifies IPs from publishers with more than 2 million copies sold as valuable IP resources, whereas IPs from those with between 20 million and 30 million copies sold are considered top-tier. Additionally, we consider game developers who have generated cumulative revenue exceeding RMB20 million (approximately US$2.77 million) as strong performers, whereas those with cumulative revenue surpassing RMB100 million (approximately US$13.85 million), or those whose games have ranked in the top 100 on the Apple App Store or Google Play Store at least once, are recognized as top-tier developers. By securing privileged, high-value intellectual properties for facilitating game development by game developers, we empower our partner developers to craft games with iconic, recognizable characters and narratives that resonate with global audiences, which boosts the brand recognition of our platform. Close collaboration with leading game developers further enables us to deliver high-quality IP-based games, expanding our portfolio, increasing our marketability and reinforcing our platform’s appeal to end-users.

Further Broadening Our Global Reach

Over the next five years, we aim to drive growth through significant global expansion into major markets around the world, drawing significant revenue from markets across America, Europe, and Asia. By establishing a strong presence in these regions, we aspire to be a global leader in the IP gaming platform industry, featuring a wide variety and number of top-quality IP games that appeal to local audience in these regions. We aim to launch a number of games featuring world-renowned animation IPs, including Doraemon, a globally celebrated Japanese entertainment franchise and one of the top ten manga/animation series by total worldwide manga sales. This exemplifies our strategy to engage a global audience and further strengthen our position as a global leader in anime-themed gaming content. To boost brand visibility and user engagement more broadly, we are optimizing our SEO strategies and integrating with popular global social media channels like Line and Facebook.

Fully Exploring AI-Driven Opportunities

Leveraging AI is central to our vision for both operational and strategic growth. We are investing in advanced AI technologies to streamline and optimize internal processes, improving platform efficiency. In addition, we are positioning ourselves to offer AI-based packaged solutions to external clients, including tools that support IP publishers in content management, or AI-backed translation tools. By integrating AI across our operations and expanding these solutions externally, we intend to elevate our competitive edge and capture new revenue streams.

Expanding Our In-House Capabilities

To gain more control over our ecosystem and enhance user experience, we have established gateway and payment hubs allowing end users to make in-game purchases through preferable payment methods, whether it’s credit card, Paypal, Amazon, or bitcash. As a next step, we are actively exploring the potential of advanced technologies, including a proprietary virtual currency for in-game transactions, powered by block-chain technology. This initiative is designed to capitalize on emerging market opportunities in the gaming industry, reduce our reliance on third-party payment providers, and deliver a seamless, integrated experience for players.

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

•        Our industry is intensely competitive. We may not be able to distribute successful and engaging games with high “playability” on our platform, or players may prefer the games and content offered by our competitors’ platforms over our own.

•        We are exposed to the risks of digital sales and the free-to-play business model, the success of which depends on our ability to efficiently attract and retain end-users who come to play and make in-game purchases.

•        Our business depends on the ability of third parties to develop commercially viable games and appealing content and our ability to compete for key licenses and engage with game developers to provide engaging and commercially successful games on our platform.

•        It may become increasingly difficult and more expensive for us to acquire players for games featured on our platform and we may not achieve a positive return on investment on our user acquisition efforts.

•        We rely on the ability to use the intellectual property of third parties. We may lose the benefit of some of the intellectual property licensed us, or authorized to be distributed by us, if we fail to secure or renew key licenses or partnerships with game developers on favorable terms, and we are exposed to potential infringement claims, which could adversely affect our business, operations, and financial results.

•        We are dependent on the success of flagship games released on our platform, and we must continue to launch “hit” titles or sequels to such “hit” titles in order to compete successfully in our industry.

•        We may be unable to fully recover advance fees provided to game developers if a game fails to launch or generate sufficient in-game purchases to fully offset the outstanding balance of advances, and as a result, our financial condition and results of operations could be materially and adversely affected.

•        We are subject to technology upgrade risks which could result in delays and additional costs, and we must invest in technological advancement and adapt to changes in web-based technologies, network infrastructure, payment systems, cloud computing, data storage and general software technologies.

•        We rely on a small percentage of our end-users for all of the in-game purchases made on our platform.

•        Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

•        We depend on effectively operating our platform with operating systems and network infrastructures that we do not control; changes to any of these systems or networks may significantly harm our player retention, growth, engagement, and operation.

•        We rely on a limited number of data storage and cloud infrastructure providers, and any potential service disruption or fee increase interfering our use of these services could adversely affect our business, financial condition, results of operations and prospects.

•        We depend on servers and Internet bandwidth to operate our platform and deliver digital services with online features to our platform users. If we were to lose server capacity or lack sufficient Internet bandwidth for any reason, our business could suffer. Connectivity issues could affect our profitability and our ability to provide online services for our developer partners and end-users.

•        We rely on third-party payment processors to process payments made by end-users on the platform, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected. Further, we may have difficulty accessing the services of banks, credit card issuers and payment processing services providers, which may make it difficult to transact on our platform.

•        Content policies or regulations adopted by regulators, consumer opposition and litigation could negatively affect the distribution of Japanese animation-based games on our platform.

•        Security breaches or other disruptions could compromise our information or the information of our players. If we sustain cyberattacks or other security incidents that result in data breaches, we could suffer a loss of players and associated revenue, increased costs, exposure to significant liability, governmental scrutiny, consumer complaints, reputational harm, and other negative consequences, including but not limited to civil or criminal penalties.

•        Our periodic and annual operating results are in part dependent on the release of “hit” titles on our platform and therefore dependent on the timing of game releases, which may cause our operating results to fluctuate significantly from time to time.

•        Our profitability may be affected by the rate at which we grow our business. The inability to successfully manage our current and future growth may materially and adversely affect our results of operations and financial condition.

•        Our reported financial results could be adversely affected by the application of existing or future accounting standards to our business as it evolves.

•        Changes to U.S. tariff and import/export regulations may have a negative effect on our business, financial condition and results of operations.

•        Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations and reduce net returns to our shareholders.

•        Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

Risks Relating to this Offering and the Trading Market

•        There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you pay for them, or at all.

•        The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

•        You will experience immediate and substantial dilution in the net tangible book value of Class A ordinary shares purchased.

•        If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected.

•        We will incur substantial increased costs as a result of being a public company.

•        The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

•        We do not intend to pay dividends for the foreseeable future.

•        If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A ordinary shares, the price of our Class A ordinary shares and trading volume could decline.

•        The dual-class share structure with different voting rights, as well as the concentration of our share ownership and voting control in our founder, may limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any chance of control transaction.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A ordinary shares.

•        If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Stock Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

•        Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Corporate History and Structure

We commenced our operations in August 2013 through CTW Inc., or CTW Japan.

In June 2023, Bao Cayman, our previous holding company, was incorporated under the laws of the Cayman Islands.

In September 2023, CTW Singapore was incorporated under the laws of Singapore.

In March 2024, Shanghai Tuwaii Tech Co, Ltd., or Shanghai Tuwaii was incorporated in the PRC.

In connection with the IPO, we undertook a restructuring of our corporate structure (the “Reorganization”) in the following steps:

•        In November 2024, CTW Cayman, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

•        In September 2024, Beijing Weiyou Chuxin Tech Co, Ltd., or CTW Beijing was established under the laws of PRC (the “Beijing WOFE”).

•        In November 2024, CTW Hong Kong was incorporated under the laws of Hong Kong.

•        In January 2025, CTW Cayman acquired 100% equity interest in Bao Cayman and as a result, Bao Cayman has become a wholly-owned subsidiary of CTW Cayman.

•        In April 2025, Beijing WOFE established a fully owned subsidiary, Shanghai Weiyouyi Chuxin Tech Co., Ltd. or CTW Shanghai under the laws of PRC (the “CTW Shanghai”). By end of May 2025, all operations previously carried out by Shanghai Tuwaii were transferred to CTW Shanghai and we have completed the Reorganization.

The following diagram illustrates our corporate structure, including our significant subsidiaries as defined under Section 1-02 of Regulation S-X under the Securities Act, immediately upon the completion of this offering, and after giving effect to the consummation of the Reorganization. For more details on our corporate history, please refer to “Corporate History and Structure.”

CTW (BVI) LTD
100%
CTW Cayman
PubCo
(Cayman Islands)
100%
100%
CTW HK Limited
(Hong Kong)
Bao Cayman
(Cayman Islands)
100%
100%
100%
Beijing Weiyou Chuxin Tech
Co, Ltd.
(PRC)
CTW Inc.
(Japan)
CTW G123 Singapore Pte, Ltd.
(Singapore)
100%
Shanghai Weiyouyi Chuxin Tech
Co., Ltd.
(PRC)

Corporate Information

Our principal executive offices are located at 29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan, and our phone number is +050-1748-6333. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd, whose physical address is Harbour Place, 103 South Church Street, George Town, Grand Cayman with postal address P.O. Box 472, KY1-1106, Cayman Islands. We maintain a corporate website at https://ctw.inc/?lang=en. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc..

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our Class A ordinary shares held by non-affiliates, or issue more than US$1.0 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Ryuichi Sasaki, our founder and chairman of the board will beneficially own 94.1% of our issued and outstanding Class A ordinary shares and will collectively be able to exercise 98.2% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. As a result, we will be a “controlled company” as defined under the Nasdaq rules because Mr. Ryuichi Sasaki will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we will be permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Active User” are to any user that spend at least one (1) minute on G123.jp platform during the applicable period. Active users are calculated based on cookie-based uniqueness, meaning that each unique browser-cookie combination is counted once. Note that this method does not dedupe across different browsers or devices — if the same person uses multiple devices without logging in, they will be counted multiple times;

•        “ARPDAU” are to average daily in-game purchase amount per daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

•        “ARPPDAU” are to average daily in-game purchase amount per paying daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

•        “ARPMAU” are to average daily in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period;

•        “ARPPMAU” are to average daily in-game purchase amount per paying monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying monthly active users, which is averaged over each month by further dividing by the number of month in the respective period;

•        “Created User” are to any user created on our G123.jp platform during a given period, including active users and non-active users;

•        “CTW Cayman” are to CTW Cayman, an exempted company limited by shares incorporated under the laws of the Cayman Islands, and our current ultimate holding company;

•        “CTW Japan” are to CTW Inc., a limited liability company organized under the laws of Japan and a wholly owned subsidiary of Bao Cayman;

•        “CTW HK” are to CTW HK Limited, a limited liability company organized under the laws of Hong Kong SAR of the People’s Republic of China and a wholly owned subsidiary of CTW Cayman;

•        “CTW Singapore” are to CTW G123 Singapore Pte, Ltd., a limited liability company organized under the laws of Singapore and a wholly owned subsidiary of Bao Cayman;

•        “Beijing WOFE” are to Beijing Weiyou Chuxin Technology Co., Ltd., a limited liability company organized under the laws of PRC;

•        “CTW Shanghai” are to Shanghai Weiyouyi Chuxin Technology Co., Ltd., a limited liability company organized under the laws of PRC and a wholly owned subsidiary of Beijing WOFE;

•        “Class A ordinary shares” are to Class A ordinary shares of CTW Cayman, par value US$0.0001 per share;

•        “China” or “PRC” are to the People’s Republic of China;

•        “DAUs” are to daily active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during a 24-hour period. DAUs for a given period is the average DAUs across all days in the respective period, which is calculated by summing the number of DAUs for each day during the given period and dividing the total by the number of days in the respective period;

•        “MAUs” are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a givern period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period;

•        “MMO” are to massively multiplayer online games, which are video games that allow many players to interact in the same virtual world;

•        “Nasdaq” are to the Nasdaq Stock Market LLC;

•        “Paying User” are to any user that makes at least one in-game purchase of no less than US$0.01 during the applicable period;

•        “PDAUs” are to paying daily active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 24-hour period. PDAUs for a given period is the average PDAUs across all days in the respective period, which is calculated by summing the number of PDAUs for each day during the given period and dividing the total by the number of days in the respective period;

•        “PMAUs” are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period;

•        “ROAS” are to return on advertisement spending based on created users, calculated by dividing in-game purchase amount generated by created user divided by advertising expenses during the applicable period. Advertising expenses include all expenses recorded under advertising expenses in our financial statements during the applicable period, which consist primarily of paid media costs for online channels and ad placements that are directly attributable to digital marketing efforts aimed at acquiring new users. We exclude from our ROAS calculation the costs not classified as advertising expenses, including (i) compensation for marketing personnel, (ii) travel expenses, event-related costs, and (iii) general overhead, which are not considered advertising expenses under our accounting policies and are separately reported within the broader sales and marketing expenses line item in our financial statements. In-game purchases generated by created users reflect only spending by users acquired during the applicable period and exclude in-game purchases made by existing users. This differs from the gross in-game purchase amounts disclosed elsewhere, which represent total spending by all users on the platform;

•        “RPG” are to role-play games, in which each player assumes the role of a character that can interact within the game’s imaginary world;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “SEO” are to a plan to create, optimize, and promote content to improve its visibility in search engine results, attracting more organic traffic to a website;

•        “SLA” are to a contractual commitment made by a service provider to ensure their system is operational for a specific percentage of time; and

•        “we,” “us,” “our,” “our Company,” or the “Company” are to one or more of CTW Cayman and its operating subsidiary, CTW Japan, as the case may be.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market positions. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Securities offered by us

3,000,000 Class A ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each class B ordinary is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share.

Over-allotment option

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of additional Class A ordinary shares at the initial public offering price, less underwriting commissions and discounts.

Price per Class A ordinary share	We currently estimate that the initial public offering price will be in the range of US$5.0 to US$6.0 per Class A ordinary share.
Class A ordinary shares outstanding prior to completion of this offering	48,000,000 Class A ordinary shares See “Description of Share Capital” for more information.
Class A ordinary shares outstanding immediately after this offering	51,000,000 Class A ordinary shares assuming no exercise of the underwriters’ over-allotment option 51,450,000 Class A ordinary shares assuming full exercise of the underwriters’ over-allotment option
Class B ordinary shares outstanding prior to completion of this offering	12,000,000 Class B ordinary shares See “Description of Share Capital” for more information.
Class B ordinary shares outstanding immediately after this offering	12,000,000 Class B ordinary shares
Listing

We plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Class A ordinary shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Proposed Ticker symbol	“CTW”
Transfer Agent	TranShare Corporation, with its offices located at 17755 US Highway 19 N. Suite 140, Clearwater, FL 33764.
Use of proceeds

We intend to use the proceeds from this offering for our global market expansion and to supplement our working capital for general corporate purposes. See “Use of Proceeds” on page 47 for more information.

Lock-up

We, and our successor entity, will not, for a period of 180 days after the closing of this offering, (a) offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; (c) complete any offering of debt securities other than entering into a line of credit with a traditional bank; or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares of the Company. Our directors, executive officers and shareholders of 5% or greater of any class of our outstanding ordinary shares have agreed, subject to certain exceptions, to enter into customary “lock-up” agreements in favor of the underwriters for a period of 180 days from the date of the commencement of sales of this offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Class A ordinary shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 19 for a discussion of factors to consider before deciding to invest in our Class A ordinary shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to 450,000 additional Class A ordinary shares to cover over-allotments, if any, in connection with this offering.

Unless otherwise indicated, the number of ordinary shares that will be outstanding immediately after this offering (i) is based on 60,000,000 ordinary shares (including 48,000,000 Class A ordinary shares and 12,000,000 Class B ordinary shares) outstanding as of the date of this prospectus; (ii) includes 3,000,000 Class A ordinary shares that we will issue and sell in this offering, assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares; and (iii) excludes 11,340,000 Class A ordinary shares reserved for future issuances pursuant to equity awards to be granted under future share incentive plan.

SUMMARY COMBINED FINANCIAL DATA

The following tables set forth a summary of our historical combined financial data. The summary combined statements of operation data for the six months ended January 31, 2025 and fiscal years ended July 31, 2024 and 2023, the summary combined balance sheet data as of January 31, 2025 and July 31, 2024 and 2023 and the summary combined statements of cash flow data for the fiscal years ended January 31, 2025 and 2024, and July 31, 2024 and 2023 are derived from our audited combined financial statements included elsewhere in this prospectus. You should read this section together with our combined financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

The following table presents our summary combined statements of operation data for the periods indicated.

	For the years ended July 31,		For the six months ended January 31,
	2024	2023	2025 (Unaudited)	2024 (Unaudited)
Revenue	$68,424,577	$62,944,073	41,213,907		33,444,464
Cost of revenue	16,211,779	17,049,167	9,942,740		7,808,156
General & administrative expenses	5,177,570	4,473,647	4,507,982		2,193,904
Research & development expenses	952,440	2,913,436	1,322,913		703,667
Sales and marketing expenses	39,426,506	32,919,491	25,982,034		17,236,140
Total cost and expenses	61,768,295	57,355,741	41,755,669		27,941,867
Income from operations	6,656,282	5,588,332	(541,762)		5,502,597
Other income/(expenses):
Interest income, net	300,985	41,035	282,507		708
Foreign Currency Transaction gain (loss)	784,674	(566,100)	221,056		331,852
Other income	454,286	173,291	292,677		135,148
Other income/(expense), net	1,539,945	(351,774)	796,240		467,708
Income before income tax expense	8,196,227	5,236,558	254,478		5,970,305
Income tax expense	2,218,588	1,838,174	(384,307)		1,999,078
Net income	5,977,639	3,398,384	638,785		3,971,227
Other comprehensive income
Foreign currency translation adjustment	(1,021,512)	(1,151,842)	(566,536)		(509,684)
Total comprehensive income	$4,956,127	$2,246,542	$72,249		$3,461,543
Earnings per share
Basic and Diluted	$5,977,639	$3,398,384	$638,785		$3,971,227
Pro Forma Basic and Diluted**	$0.10		$0.01	$
Weighted average number of ordinary shares
Basic and Diluted*	1	1	1		1
Pro forma Basic and Diluted**	60,000,000		60,000,000

____________

*:       Retrospectively restated for effect of share reorganization (see Note 1 to the combined financial statements).

**:     Pro forma weighted average number of ordinary shares and pro forma earnings per share given effect to (i) the re-designation of all of our ordinary shares then issued and outstanding, which is the 1 ordinary share beneficially owned by Mr. Ryuichi Sasaki, our founder and chief executive officer, into Class B ordinary shares on a one-for-one basis effective as of May 15, 2025; and (ii) the issuance of 48,000,000 Class A ordinary shares and 11,999,999 Class B ordinary shares to Mr. Ryuichi Sasaki, effective as of May 15, 2025.

The following table presents our summary combined balance sheet data as of the dates indicated.

	As of July 31,		As of January 31,
	2024	2023	2025	2024
Total current assets	18,158,229	17,402,382	18,908,862	18,263,697
TOTAL ASSETS	$43,942,507	$38,284,000	43,380,576	40,693,921
Total current liabilities	12,012,879	11,856,546	12,416,915	10,175,833
TOTAL LIABILITIES	20,103,053	19,400,673	19,441,257	18,349,051
Total shareholders’ equity	23,839,454	18,883,327	23,939,319	22,344,870
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,942,507	$38,284,000	43,380,576	40,693,921

The following table presents our summary combined statements of cash flow data for the periods indicated.

	For the years ended July 31,		For the six months ended January 31,
	2024	2023	2025	2024
Net cash provided by operating activities	1,676,978	2,559,151	2,585,143	1,553,355
Net cash used in investing activities	(1,173,730)	(485,236)	(678,657)	(458,669)
Net cash used in financing activities	—	—	(639,872)	—
Effect of exchange rate changes on cash, cash equivalent and restricted cash	(812,504)	(998,138)	(658,886)	(419,129)
Cash and cash equivalent, end of the period	14,461,251	14,852,169	15,072,866	15,531,649

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. Before deciding whether to invest in our Class A ordinary shares, you should consider the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operation, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our industry is intensely competitive. We may not be able to distribute successful and engaging games with high “playability” on our platform, or players may prefer the games and content offered by our competitors’ platforms over our own.

Our business operates in an intensely competitive landscape, where player acquisition and retention hinge on our ability to consistently provide a diverse and appealing portfolio of high-quality, engaging games with strong “playability” on our platform. The industry is characterized by a limited number of commercially successful games that generate a significant portion of total revenue, making it essential to secure licenses for high-quality intellectual property (IP). However, this process is both costly and highly competitive. Some of our competitor platforms have greater financial, technical, and personnel resources, enabling them to secure more desirable IPs, partner with top game developers, and outpace our marketing and distribution efforts. We aim to offer games inspired by popular Japanese animation that appeal to a global audience on our platform, but even highly-rated IP titles may fall short of player expectations. Competing with established franchises that have strong brand loyalty presents significant challenges in gaining market share in IP-driven categories.

Furthermore, ongoing industry changes require us make strategic investments in new IP series, distribution and marketing strategies, technologies and infrastructure to remain competitive. However, there is no assurance that these investments will yield the anticipated returns or that we will effectively capitalize on new trends and technologies.

Technological advances continue to broaden the availability of online and mobile games, which intensifies industry competition. Other larger companies — some of whom previously did not focus on online and mobile gaming — may decide to develop these games or partner with other developers to enter the market. Some of these current and potential competitors have substantial resources to develop, distribute, and market competitive games, and they can leverage emerging technologies, while integrating strong brand assets to appeal to a wide audience. These competing games may take a larger share of player spending than anticipated, which could cause spending on our platform to fall below expectations. The competitive pressures may also result in increased costs for user acquisition and retention, distribution and marketing, and providing access to IP-related content for game development, all of which could harm our business, financial condition, and results of operations.

Internationally, we face competition from local companies with greater brand recognition, cultural insight, and language adaptability within their local markets. They may also offer games on other platforms in local languages that we do not offer. Competitors may also release content that competes directly with some of the most popular titles available on our platform, drawing player attention and spending away from our platform and potentially diminishing our revenue.

In addition, we operate within the broader entertainment industry, where users have extensive choices for discretionary time and spending. We compete with global entertainment and digital media platforms, all of which are vying for user attention and discretionary spending across various forms of content. These large, diversified companies can leverage their massive user bases, advanced discovery tools, and extensive monetization options to capture global audiences with offerings that can go viral more easily. Our platform also contends with broader entertainment options such as social media, motion pictures, television and other streaming media, which offer users alternative experiences that may be perceived as more affordable or enjoyable. Should we fail to sustain user interest in our platform relative to these alternatives, our business model and future prospects could be at risk.

We are exposed to the risks of digital sales and the free-to-play business model, the success of which depends on our ability to efficiently attract and retain end-users who come to play and make in-game purchases.

Our business success depends on maintaining a compelling platform for third-party developed games that engage end-users and drive in-game purchases. Our business is exposed to risks associated with digital sales, including in-game purchases, which intensify competition, as digital distribution demands significantly lower capital investment than traditional retail distribution. The digital nature of free-to-play games reduces entry barriers, amplifying market competition. The adoption of digital sales requires us to allocate significant resources to develop and implement sophisticated digital marketing and distribution strategies, which may not yield the intended outcomes. If we are unsuccessful in these efforts, we may be unable to effectively market and distribute games on our platform, which could materially and adversely impact our business, financial condition, and operating results.

We offer free-to-play games on our platform, which exposes us to the inherent risks of the free-to-play business model. For example, we may invest in the distribution of new free-to-play games that fail to achieve significant commercial success, in which case our revenues likely will be lower than anticipated and we may not recover our distribution and marketing costs. Also, our business relies on our ability to engage with players by consistently and timely making available through our platform free-to-play games that are engaging, trustworthy and competitive with compelling content, features and events. Failure to do so could result in lower-than-anticipated operating results and an inability to recover distribution and marketing costs.

Furthermore, our revenue generation is dependent on a small percentage of end-users who voluntarily make in-game purchases, and it is important that the games featured on our platform continuously incentivize players to spend and attract new paying users. The majority of players do not contribute to revenue. Therefore, we are highly sensitive to changes in player spending behavior. If the average amount spent by paying players declines, or our end-users are not incentivized to make in-game purchases, our business, financial condition, and results of operations could be materially and adversely affected.

The success of the games featured on our platform depends, in part, on unpredictable and volatile factors beyond our control, including consumer preference, competing games, and the availability of other entertainment experiences. We track individual in-game purchases, or “top-ups,” made by end-users within a specific game to analyze trends in spending across our user base. These amounts are non-refundable, and the game developers are responsible for ensuring the usability of the purchased items within their games. As a result, we do not monitor how these purchases or “top-ups” are subsequently utilized. If the games offered on our platform do not meet player expectations, or are not marketed in a timely and effective manner, and if end-users decide to withdraw from the games prior to making any in-game purchases, our profitability and financial performance will be negatively affected. Additionally, fluctuations in player engagement, shifts in player spending habits, or regulatory changes affecting in-game purchases could materially and negatively affect our business, financial condition, and operating results.

In addition to the market factors noted above, our ability to successfully distribute free-to-play games on our platform and the ability of games featured on our platform to achieve commercial success will depend on our ability to:

•        secure key intellectual property and content of high quality, marketability and value;

•        partner with talented and experienced third-party game developers to launch games with high quality and “playability” on our platform;

•        achieve and maintain successful end-user engagement and effectively support developers to achieve monetization through in-game purchases;

•        host games that can build upon or become franchise games;

•        effectively market games released on our platform to existing and new players in a cost-effective manner;

•        achieve benefits from player acquisition costs;

•        gain user interest in games featured on our platform and achieve organic growth;

•        adapt to changing player preferences;

•        accurately forecast the timing and expense of our operations, including costs to secure IPs and partnerships with game developers and expenses of advertisement and user acquisition;

•        replicate the achievements of our Japanese animation-based games and free-to-play business model within Japan and effectively expand into the global market;

•        adapt to new technologies and feature sets for mobile and other devices;

•        promote and market games in a timely manner;

•        attract, retain and motivate talented and experienced managers and engineers;

•        continue to adapt to an increasingly diverse set of devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

•        minimize delays and cost overruns on the distribution of new games and features;

•        maintain a quality gaming experience on our platform and attract and retain end-users;

•        compete successfully against a large and growing number of existing market participants;

•        minimize and quickly resolve bugs or outages negatively impacting our platform or games on our platform; and

•        acquire and successfully integrate high quality gaming business, personnel or assets.

These and other uncertainties make it difficult to know whether we will succeed in continuing to distribute successful free-to-play games and achieve commercial success under this business model. If we do not succeed in doing so, our business, financial condition, results of operations and reputation will suffer.

Our business depends on the ability of third parties to develop commercially viable games and appealing content and our ability to compete for key licenses and engage with game developers to provide engaging and commercially successful games on our platform.

We rely on third-party IP holders and game developers to provide engaging content and commercially successful games. Our platform focuses on the integration of third-party content to deliver high-quality gaming experience, and therefore, our performance and growth are tied to the ability of third-party creators and developers to produce broadly appealing content and games that achieve market acceptance and resonate with players across the world. If third-party rights holders and game developers fail to develop IPs or games that resonate with players, if they are unable to meet quality or market expectations, or if they fail to honor their contractual obligations or cannot deliver content on time, we may experience failures or delays in our commercial release schedule, which would adversely affect our ability to attract and retain players. Such delays or failures could significantly harm our revenue, damage our reputation and have a material adverse effect on our business and financial results.

Additionally, our ability to obtain and compete for popular IP contents and collaboration with experienced game developers is essential for achieving our commercial success. Our platform features games inspired by content derived from famous Japanese animations, and IPs with strong brand recognition bring their own fan bases and drive traffic to our platform, which help us acquire and retain players while increasing our platform’s appeal. However, obtaining licenses of these high-demand IPs is highly competitive, and we face substantial competition from other game developers and platforms as well as entertainment companies seeking similar licenses.

Under the majority of our distribution agreements with game developers, the initial term is three years from the date the game is launched on our platform. These agreements generally include automatic renewal provisions, subject to either party’s right to terminate by providing advance written notice prior to the expiration of the initial term or any subsequent renewal period. While we have not experienced any removals due to non-renewal or developer-initiated termination, and are not currently aware of any games at material risk of discontinuation as of the date of this prospectus, there can be no assurance that such terminations will not occur in the future. If our flagship games are discontinued or removed from our platform, our revenue and profitability may decline.

Our relationships with established game developers are critical, as we rely on game developers to develop the games that we host on our platform and we monetize on the partnerships with such developers. Accordingly, our business depends on our ability to establish and maintain successful commercial relationships with such developers. Also, game developers contribute essential game development skills, expertise, industry insights, labor and resources, and strategies that support our game distribution initiatives. If we fail to secure or maintain these partnerships, or if these game developers do not provide effective support, our ability to successfully distribute and promote new games could be adversely impacted.

If we fail to acquire and maintain high-quality IPs or lose our partnerships with experienced game developers, our ability to grow and retain our user base, drive platform traffic, and achieve commercial success may be significantly compromised, which could have a material adverse impact on our business, financial results, and reputation. Other competitors may obtain IP licenses and partner with large game developer to create competing games, which could adversely impact our business. We may be forced to pay higher minimum guarantees or royalty rates for obtaining these licenses, or make higher offers to game developers, which could significantly increase our costs and reduce our profitability.

It may become increasingly difficult and more expensive for us to acquire players for games featured on our platform and we may not achieve a positive return on investment on our user acquisition efforts.

It may become increasingly difficult and more expensive for us to acquire players for games featured on our platform for a variety of reasons, including the increasingly competitive nature of the online gaming industry as well as the proliferation of other gaming options available for players. Furthermore, we acquire and engage users primarily through digital ad networks. We use paid marketing channels to achieve our objectives, although part of the platform traffics are organic and cross-game inflows and we benefit from the existing users and fan base from Japanese enthusiasts. We closely monitor and control our advertising and user acquisition costs and continue to optimize our marketing investment across channels in order to generate strong returns on our marketing spending. If the number of players who engage in games and pay for in-game purchases on our platform does not meet our expectations, our revenue and operating results will suffer.

Furthermore, our spending on user acquisition is designed so that we will achieve a positive return on investment — that is, we expect that the amount we spend to acquire users will be less than the revenue we ultimately generate from such acquired users. In order to enhance the returns on user acquisition investments, we employ data analytics to monitor user behavior and use AI-backed tools to automate ad creation and management while achieving ROAS optimization. Although we may offer recommendations to optimize in-game item strategies based on user behavior, the final decision on in-game items remains with the game developers. Our analytics, assumptions, and recommendations may turn out to be inaccurate or incorrect. To the extent that we do not achieve a positive return on investment on our user acquisition spending, it will negatively impact our operating results.

We rely on the ability to use the intellectual property of third parties. We may lose the benefit of some of the intellectual property licensed us, or authorized to be distributed by us, if we fail to secure or renew key licenses or partnerships with game developers on favorable terms, and we are exposed to potential infringement claims, which could adversely affect our business, operations, and financial results.

A significant portion of our content relies on intellectual property licensed from, or authorized to be distributed by, third parties, including well-known IPs and IP-based games that attract and retain players. From time to time, we receive licenses of Japanese animation IPs to use the underlying titles to develop and distribute games based on these IPs, and we further sublicense these IPs to game developers for use in the creation of games distributed exclusively on our platform to certain authorized areas. For example, we were granted the right from Hobby JAPAN CO., Ltd to use the title of the Queen’s Blade animation and related intellectual property to develop and distribute game and we sublicensed this title to developer for the development of the Queen’s Blade Limit Break game, which has been subsequently distributed on our platform in February 2022. Since its launch, the game has generated a total of in-game purchases of approximately US$54.5 million on a cumulative basis and has maintained monthly player recharge amounts exceeding US$1.0 million for 33 consecutive months, as of January 31, 2025. As of January 31, 2025, we have obtained 46 IP licenses from rights holders and exclusive authorization from game developers to distribute approximately 29 games that are actively offered to players on our platform. Our business and growth prospectus depend on our ability to secure these licenses and authorizations, renew them upon expiration, and do so on terms that are commercially favorable. However, competitions for popular IPs and partnerships with high-quality game developers are intense, and licensors and game developers may demand higher royalty and fee rates or impose more restrictive terms, especially as our platform grows. We cannot assure that these third-party licenses or partnerships with quality game developers will continue to be available to us on commercially reasonable terms, if at all. If we are unable to secure or renew key licenses, or if we are forced to accept less favorable terms, it could increase our costs, limit the variety and appeal of content available on our platform, and negatively impact our ability to attract and retain users. In addition, existing and future license arrangements containing royalty provisions could cause us to incur impairment charges in connection with minimum guarantees. Any of these factors could adversely affect our business, financial condition, and results of operations.

We rely on third-party game developers to develop the games that we host on our platform. We are authorized to distribute the games developed by our developer partners on our platform but we do not own the intellectual property of these games. Therefore, our business depends on our ability to establish and maintain successful commercial relationships with third-party game developers. Quality third-party game developers are continually in high demand and there can be no assurance that the developers that have developed games for our platform historically will continue to maintain games on our platform or be willing to provide new games for our platform on favorable terms in the future. If we are unable to promote, enter into and maintain these third-party developer relationships, if the terms and conditions of such commercial relationships become less favorable to us or if a developer decides to terminate engagement with our platform or remove their games from our platform, our results of operations and prospects would suffer.

Furthermore, our reliance on these IPs increases our exposure to potential infringement claims. We enter into IP license agreements with various animation IP holders to expand and enhance our offerings for game development. While we obtain a certain level of control over these IPs once secured, such control is subject to the terms of the IP license agreements, which can include limitations on how the IP is used, the types of content it can appear in, and is geographic availability, imposing us to potential disputes over the interpretation of license terms or issues regarding the scope of content that can be created or distributed. If an IP holder decides to withdraw or limit access to the licensed IP, it could disrupt the development and launch of games, potentially affecting our revenue and reputation. Any breaches of terms of the IP license agreements due to activities of third-party game developers may subject us to legal disputes and potential liabilities. Furthermore, despite our efforts to obtain and use licensed IPs legally, the complexity of copyright and intellectual property laws, combined with the high demand for popular IPs, may lead to disputes over rights, including claims that we or our partners have infringed upon another party’s IP. Should any disputes arise regarding licensing rights or regional exclusivity, we could face legal challenges, potential revenue losses, and damage to our reputation. Defending against these claims, even if successful, can be costly and time-consuming, diverting resources from our core business operations. In the event of an adverse ruling, we could be required to cease distributing certain games or content, pay significant damages, or redesign portions of our platform. These outcomes could negatively impact our operations, result in significant financial losses, and harm our brand reputation. In turn, this could disrupt our ability to attract users, reduce revenue, and affect our overall financial performance.

We are dependent on the success of flagship games released on our platform as well as our partnerships with related developers, and we must continue to collaborate with game developers to launch “hit” titles or sequels to such “hit” titles in order to compete successfully in our industry.

Our success is dependent on a few flagship games and related developers. We expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games to our platform. See “Business — Games on Our Platform.” Vivid Army and certain of other flagship games released on our platform, such as Queens Blade Limited Break, and related developers have historically accounted for a substantial portion of our revenue. Vivid Army and related developer contributed 28.6%, 40.3% and 58.2% of our net revenue for the six months ended January 31, 2025 and the fiscal years ended July 31, 2024 and 2023, respectively, and Queens Blade Limited Break contributed 11.9%, 19.6% and 30.9% of our net revenue for the six months ended January 31, 2025 and the fiscal years ended July 31, 2024 and 2023, respectively. The developer of Queen’s Blade Limited Break contributed an aggregate of 19.6%, 27.0% and 30.9% of our revenues, with Queen’s Blade Limit Break and Strike The Blood Daybreak combined for the six months ended January 31, 2025 and the year ended July 31, 2024, respectively, and 30.9% of our revenue with Queen’s Blade Limited Break alone for the year ended July 31, 2023. Additionally, on October 23, 2024, we launched a new game titled So I’m a Spider, So What? Ruler of the Labyrinth on our platform. Revenue generated from this title accounted for approximately 15.9% of our total revenues for the six months ended January 31, 2025. For the six months ended January 31, 2025, the game developer of Legend of the Galactic Heroes: Battle Rondo and Tsukimichi: Moonlit Fantasy was our fourth-largest customer, contributing approximately 12.4% of our total revenue during the period. Of this amount, Legend of the Galactic Heroes: Battle Rondo accounted for 4.8%, while Tsukimichi: Moonlit Fantasy accounted for 7.6%. Revenue from this developer represented less than 10% of our total revenue for the fiscal years ended July 31, 2024 and 2023. No other game developer accounted for more than 10% of our revenue for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023. We enter into individually negotiated agreements with game developers, typically on a term of three (3) years from the official release date of a game on our platform, and these agreements can be extended upon the expiration of the initial term. These flagship games, and the related developers, are therefore subject to our terms of services with individual game developers, which include, among other things, exclusivity of distribution for certain periods of time. Except for a small number of non IP-based games, we agree to provide IP-related game development support as well as distribution and marketing services to developers. Other key terms of services typically include an upfront advance payment to developers, with provisions for set-offs from revenue-sharing on in-game purchases. If these games were to be removed from our platform and we are unable to identify and market suitable replacements, our business and prospectus could suffer.

Since flagship games and related developers historically contributed a large portion of our revenue, a significant decrease in the popularity of any of those most successful games due to shifting player preferences, increased competition, or market saturation would have a material adverse effect on our results of operations, cash flows, and financial condition. The online gaming market is characterized by short game life cycles. Maintaining player engagement and generating consistent revenue requires us to consistently refresh content, introduce new features, and successfully launch new flagship games, “hit” titles or sequels to such “hit” titles. Our ability to maintain or grow our revenue relies on our ongoing efforts to extend the life cycle of these flagship games through updates, expansions, and effective marketing strategies. If we do not successfully extend the life of existing flagship games or if players lose interest despite these efforts, we may experience a substantial decline in revenue, which would adversely affect our overall financial performance. Additionally, reliance on a limited number of high-performing games emphasizes our need for successful new game introductions. If we fail to continue to launch new “hit” titles or sequels to such “hit” titles on our platform that attract and retain a significant number of paying players, and if we experience any delays in releases or disruptions following the commercial release of new “hit” titles or their sequels, our market share, revenue and profits, reputation, and business could be harmed.

Our ability to extend the life of our flagship games on our platform, as well as to launch new “hit” titles or sequels to such “hit” titles that achieve significant popularity, largely depends on our ability to, among other things:

•        release games with high quality and “playability” as well as games using popular IPs with high marketability and commercial value;

•        successfully secure key licenses and work with experienced and quality game developers to enhance existing games with refreshed content and release new games that, in each case, are interesting and compelling and that incentivize players to make in-game purchases;

•        analyze player demographics and effectively respond to changing player interests and preferences and the competitive landscape;

•        effectively maintain and increase user engagement with our platform and continuously optimize our marketing strategies;

•        develop new social and geographic markets for games on our platform;

•        build strong brand identity and loyalty for our platform among targeted end-users, including existing fan bases of those Japanese animations featured in games on our platform;

•        minimize delays and cost overruns on launch of refreshed content for existing games and of new games; and

•        expand portfolio of games on our platform through investment in new IPs and business partnerships.

In addition, competition in our industry is intense and a relatively small number of “hit” titles and related developers account for a large portion of total revenue in our industry. “Hit” titles offered on our competitors’ platform may take a larger share of consumer spending than we anticipate if an increasing number of leading game developers are attracted to release titles on those platforms, which could cause revenue generated from our platform to fall below our expectations. If our competitors engage with leading game developers and release more successful games with higher quality or “playability” on their platforms, or if we do not continue to attract or retain leading game developers and distribute consistently high-quality and well-received games on our platform, our revenue and profitability may decline.

We may be unable to fully recover advances to game developers if a game fails to launch or generates sufficient in-game purchases to offset the full amount of outstanding balances, and as a result, our financial condition and results of operations could be materially and adversely affected.

We provide advance payments to game developers to support the development of new games, with the expectation of recouping these amounts through in-game purchases once the games are launched. However, there is no guarantee that a game will be fully developed and launched and generate sufficient in-game purchases to fully offset the advance fee. We recoup the advance fees solely from in-game purchases generated from individual games on our platform on a per-game basis according to service agreements entered into with game developers, and game developers are not obligated to pay back the advances, if they fail to develop a game or the game fails to generate sufficient in-game purchases to fully offset the advance fee. When such failures occur, we bear the losses associated with advance fees. Therefore, if a game underperforms or fails to launch, we may be unable to recover the full amount of our advance, resulting in financial losses. For the period from August 1, 2019 through January 31, 2025, we made a total of 58 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 58 advances, three were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, we were unable to fully recover advances related to 6 games that went offline before full repayment was made. Furthermore, we assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 6 additional games where we believe there is a risk that the full amount of the advances may not be collectable. We have recorded full valuation allowances for all such advances that are not expected to be recouped. As of January 31, 2025, 22 game developers have outstanding advances related to 31 games. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. As of July 31, 2023, 33 game developers have outstanding advances related to 42 games.

Additionally, we assess the recoverability of outstanding advances upon initial recognition and subsequently whenever there are indications that the carrying value may exceed the expected future consideration to be received by us. In such assessment, we consider factors including, but not limited to, the popularity of the underlying intellectual property (IP), the technology and experience of the game developers, and our past experience with similar IPs and games. If we determine that certain advances are unlikely to be recovered, we may need to recognize impairment charges, which could materially and adversely affect our financial condition and results of operations. Advances that do not meet capitalization criteria or are deemed impaired are recorded as research and development expenses immediately. If we are required to recognize significant impairment charges due to unsuccessful game development or insufficient revenue generation, our financial condition and results of operations could be materially and adversely affected.

We had significant valuation propositions for advances to game developers due to the early stage of our business. As of January 31, 2025 and July 31, 2024, our valuation provisions for advances to game developers represented approximately 29.6% and 36.0%, respectively, of gross outstanding advance balances. Such significant valuation propositions were mainly due to our engagement with less experienced game developers and investment in less well-known IP resources, which had negatively impacted our game performance, ability to recoup advances from developers, as well as our overall financial success. We have taken steps to reduce our valuation propositions by collaborating with developers with better development models to drive success and by continuing to engage with developers with a successful track record on our platform to enhance the likelihood of success. However, there’s no guarantee that we will be able to improve the overall probability of successfully recovering all advances made to game developers, which may depend on various factors including those beyond our control.

We are subject to technology upgrade risks which could result in delays and additional costs, and we must invest in technological advancement and adapt to changes in web-based technologies, network infrastructure, payment systems, cloud computing, data storage and general software technologies.

Our technology infrastructure is critical to the performance of our platform and to the satisfaction of our developer partners and end-users. Our platform relies heavily on web-based technologies, including HTML5, cloud computing, and robust networking infrastructure, to deliver games that players can access through browsers across various devices without significant storage requirements. Additionally, we depend on data storage solutions, payment process systems, cloud solutions, matchmaking algorithms, and content delivery networks (CDNs) to ensure smooth and seamless gameplay on our platform. Any disruption, degradation, or failure in these technologies or infrastructure — whether due to system errors, cyberattacks, increased network traffic, or other technical issues — could impact our ability to operate effectively, deliver games reliably, or provide a consistent player experience. Such incidents may lead to decreased player engagement, lost revenue, and damage to our reputation, potentially affecting our business, financial condition, and results of operations.

Given the rapid pace of technological advance, we must continually anticipate and adapt our platform to remain competitive. This includes incorporating new technologies, enhancing gaming experiences, and regularly updating our software and hardware infrastructure to support emerging trends and maintain player engagement. However, the costs associated with these technological upgrades can be substantial. If we or our third-party providers encounter unanticipated delays, financial difficulties, or unexpected costs, for example, as a result of unforeseen circumstances, we may not be able to release games on our platform according to our schedule, with high quality, and at budgeted costs. There can be no assurance that our platform will be sufficiently successful so that we can recoup these costs or generate profits from technology updates.

We have previously invested, and may continue to invest, in new technologies, such as artificial intelligence, enhanced data storage, payment solutions, and advanced distribution services. However, the financial impact of such strategic investments is inherently uncertain and can be volatile. Supporting new technologies may require partnerships with suppliers or service providers that offer less favorable terms than those associated with traditional technologies. Consequently, there is no guarantee that these investments will yield the expected returns. Failure to respond to technological advancements or to implement new technologies promptly could render our platform and services obsolete or less appealing to players. Additionally, if we fail to pursue the development of new technologies that achieve meaningful commercial success in a timely manner, we may face increased distribution costs and heightened competition.

Our reputation and brand could suffer as a result of these challenges. If we miss opportunities or do not adapt quickly enough to new technologies or operational methods, our financial results could be adversely affected. In such cases, our platform and services may become technologically inferior to those of our competitors, making them less attractive to players.

We rely on a small percentage of our end-users for all of the in-game purchases made on our platform.

We offer games that are available to players globally for free on our platform, and we generate revenue from game developers only if players voluntarily make in-game purchases on our platform. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average MPUs, or the average number of players who made a purchase at least once in a month, had experienced steady growth and increased from 47,089 in 2023 to 62,620 in 2024. Further, the overall paying player conversion rate during fiscal years 2023 and 2024 has increased from 1.02% in 2023 to 1.56% in 2024.

Paying players may stop making in-game purchases or playing games on our platform altogether at any time. In order to sustain or increase in-game purchases and our revenue levels, we must increase the amount our end-users spend in games on our platform and/or increase the number of players who make in-game purchases. To retain paying players, we must work with developers and devote significant resources to release games that retain player interest and motivate them to make in-game purchases, including through incentives and engaging content. If the average amount spent by our paying end-users declines, or if we fail to release games that sufficiently incentivize players to purchase in-game items on our platform, our business, financial condition, and results of operations could be materially and adversely affected.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We regularly review MAUs, PMAUs, ROAS and other key metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across our users. For example, individuals may access our platform through multiple browsers or devices. Because we calculate active users based on cookie-based uniqueness, where each unique browser-cookie combination is counted once, a single user who accesses our platform from different devices or browsers will be counted more than once. As a result, we are unable to identify or eliminate duplicates in such cases, which may lead to an overstatement of our actual number of active user metrics. In addition, we track the number of created users as part of our key operating metrics, including our calculation of ROAS. However, the cohort of created users in any particular year may not be representative of cohorts in other years, and such metric is not necessarily indicative of our past or future performance. Variations in user behavior, game mix, and marketing channels across different cohorts may impact the relevance or comparability of ROAS or other related metrics across periods.

We are also subject to the risk associated with artificial manipulation of these data. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by the MAU data we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

We depend on effectively operating our platform with operating systems and network infrastructures that we do not control; changes to any of these systems or networks may significantly harm our player retention, growth, engagement, and operation.

As a web-based gaming platform, we must maintain interoperability with various operating systems across devices that host the browsers running the games on our platform. The performance and capabilities of the games available on our platform depend partially on players’ operating systems and network environments. Variations in these systems can lead to performance issues, such as lag or frame rate problems, negatively impacting the gaming experience.

We are subject to the standard policies and terms of service set by operating systems and network providers, which govern aspects such as the availability, promotion, distribution, content, and overall operation generally of our platform. We have no control over these operating systems or networks, and any changes to these systems or network infrastructure that degrade our platform’s functionality, or give preferential treatment to competitive products, could significantly harm our platform usage across devices. If it becomes more difficult for our players to access and engage with our platform on their devices, if our players choose alternative platforms due to these changes, or use devices incompatible with our platform, our growth and overall player engagement could be significantly harmed.

Furthermore, to deliver high-quality video and other content, our platform must be compatible with a wide range of systems, networks, and standards beyond our control. In particular, any future changes to the operating systems or network infrastructures may impact the accessibility, speed, functionality, and other performance aspects of our platform, and result in issues for players in the future from time to time. In addition, the proposal or adoption of any laws, regulations, or initiatives that adversely affect Internet growth, accessibility, or neutrality could decrease the demand for our platform and increase our cost of doing business.

Operating system or network providers can change their policies at any time, affecting how we operate within their systems or networks, including changes to content moderation, advertising standards, or technical requirements. Such actions by operating system or network providers may affect the manner in which we collect, process and use data from end-user devices. Accordingly, future changes implemented by operating system or network providers could adversely impact our revenue and overall platform operations.

We rely on a limited number of data storage and cloud infrastructure providers, and any potential service disruption or fee increase interfering our use of these services could adversely affect our business, financial condition, results of operations and prospects.

Our platform depends heavily on third-party data storage and cloud infrastructure providers to support our online services, ensuring seamless game distribution, scalability, security, and reliability for an optimal gaming experience. We partner with a limited number of providers, such as Amazon Web Services (AWS), AliCloud, and TiDB Cloud (PingCap), to meet these needs and deliver high-performance services globally. In particular, these third-party service providers provide us with computing and storage capacity and related support. However, this reliance on a few providers may render us vulnerable to potential service disruptions, diminish our bargaining power, and exposure to potential fee increases. To the extent these third-party service providers do not effectively respond to any interruptions, upgrade systems as needed and continually develop technology and network architecture to accommodate traffic, our business, reputation, financial condition or results of operations could be adversely affected. If these providers increase their fees or introduce additional costs associated with data storage, cloud infrastructure, or other computing services and systems, our expenses could rise, potentially reducing our profitability or impacting our ability to offer competitive pricing. Furthermore, if these providers experience service disruptions, outages, or performance issues, the availability and performance of our platform could be compromised, which will adversely affect players’ gaming experience, damage our reputation, and materially affect our operations, financial performance, and growth prospects.

In addition, in the event that any of our agreements with these third-party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting or cloud computing providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection with such transition.

We depend on servers and Internet bandwidth to operate our platform and deliver digital services with online features to our platform users. If we were to lose server capacity or lack sufficient Internet bandwidth for any reason, our business could suffer. Connectivity issues could affect our profitability and our ability to provide online services for our developer partners and end-users.

We rely upon third-party providers for critical servers and Internet bandwidth to provide connectivity from users to our platform and online services. Connectivity issues could prevent users from accessing content on our platform, and our ability to successfully distribute and market games and generate revenue from our platform could be adversely affected. Given the growing global demand for online platforms, the risks of connectivity issues may be heightened.

Any loss of server capacity or insufficient bandwidth could disrupt our platform and online services, resulting in revenue losses from in-game purchases, decreased user engagement, and harm to our reputation. Events such as limited connectivity failure, any broad-based catastrophic server malfunction, a significant intrusion by hackers that circumvents security measures, or a failure of disaster recovery services would likely interrupt the functionality of our platform and could result in a loss of in-game purchases and paying players. An extended interruption of service could materially adversely affect our business, financial condition and operating results.

We regularly project our server and bandwidth needs and make advance purchases of servers or bandwidth to accommodate expected business demands. If we underestimate the amount of server capacity our business requires, if our business were to grow more quickly than expected, or if Internet bandwidth becomes limited, our users may experience service problems, such as slow or interrupted gaming access. Insufficient server and bandwidth capacity may result in decreased in-game purchases, a loss of our user base and adverse consequences to our reputation. Conversely, if we overestimate the amount of server and bandwidth capacity required by our business, we may incur additional operating costs. Furthermore, if the price of such resources increases, we may not be able to increase in-game purchases on our platform to compensate for such costs, which could materially adversely affect our business, financial condition, and operating results.

We rely on third-party payment processors to process payments made by end-users on the platform, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected. Further, we may have difficulty accessing the services of banks, credit card issuers and payment processing services providers, which may make it difficult to transact on our platform

We rely on a limited number of third-party payment processors to process payments made by end-users on our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, and may contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to timely accept, process and settle payments made by end-users on our platform, which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain end-users and developers.

Nearly all of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to users that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from end-users, including with respect to money laundering, money transfers, privacy and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment transactions, which could make our offerings less convenient and attractive to end-users. If any of these events were to occur, our business, financial condition, results of operations and prospects could be materially adversely affected.

Content policies or regulations adopted by regulators, consumer opposition and litigation could negatively affect the distribution of Japanese animation-based games on our platform.

Our platform operates globally, distributing games based on Japanese animation and other content to a broad audience. Because games on our platform reach audiences worldwide, we must navigate a complex landscape of regulatory requirements, industry standards, and content guidelines. Failure to comply with these diverse standards could limit game distribution, reduce player engagement, and increase operating costs. Additionally, regulators are increasingly scrutinizing online game content for compliance with laws relating to age appropriateness, sensitive topics such as violence or sexual materials, consumer protection, privacy, and data security, and such laws vary across regions and are subject to frequent changes. Any failure to meet these evolving standards — or shifts toward stricter regulations around graphic violence, explicit content, or other material regulators deem inappropriate — could delay or limit the distribution of certain games, reduce player engagement, heighten operational costs, damage our reputation and brand, cause inquiries from enforcement agencies, give rise to consumer complaints, or result in civil or criminal penalties.

While we contractually restrict use of our platform to users over the age of 18 and payment for services to users over the age of 20, in addition to imposing other measures designed to prevent use of our services by children, we may nonetheless be subject to scrutiny by regulators, such as the Federal Trade Commission, which enforces the Children’s Online Privacy Protection Act of 1998 (“COPPA”). COPPA applies to websites that knowingly collect personal information from, or that offer online services directed towards, children under 13 in the United States. The United Kingdom has also enacted laws concerning the privacy and safety of children under the age of 18 online (known as the “Age-Appropriate Design Code”). Although there are multiple factors considered when evaluating whether a website or online service is directed at children (whether exclusively targeting children or offering services directed at, but not targeted to children), one such factor that is known to weigh in favor of applicability of COPPA is the presence of animated characters or child-oriented activities and incentives. While our games are not designed to be directed at under 13 children, as the Company’s games include animated characters, children may be attracted to some of our games, despite our efforts to restrict users to those above 18. Any non-compliance or allegations of non-compliance with applicable regulations regarding children, such as COPPA, the Age Appropriate Design Code, and the UK Online Safety Act, could harm our reputation, result in significant fines, and affect our financial condition. Additionally, content-based regulations are tightening globally, affecting our ability to distribute animation-based games containing mature themes. New regulations around online content, such as the EU Digital Services Act, place additional restrictions on our operations, including but not limited to with respect to content moderation, transparency, and advertising that could increase our operational costs and affect our business. If we fail to comply with these content standards, our game distribution could be restricted, which would harm player engagement and our financial performance, and we could be subject to governmental inquiries or enforcement, or experience other adverse effects on our business.

Consumer advocacy groups and legal actions increasingly target online platforms over perceived harm from objectionable content or “gaming disorder.” Any unfavorable legal outcomes could damage our reputation and impact revenue. Further, in 2019, the World Health Organization included “gaming disorder” in the 11th revision of the International Classification of Diseases, which has spurred discussions around potential legislation and policies to address this issue. Such developments, along with recent lawsuits targeting the gaming industry, could adversely affect our business. In addition, public dialogue surrounding online gaming and its impact on mental health and social behavior could also harm our reputation and potentially diminish players’ willingness to play games on our platform.

Security breaches or other disruptions could compromise our information or the information of our players. If we sustain cyberattacks or other security incidents that result in data breaches, we could suffer a loss of players and associated revenue, increased costs, exposure to significant liability, governmental scrutiny, consumer complaints, reputational harm, and other negative consequences, including but not limited to civil or criminal penalties.

The nature of our business involves the storage, processing, and transmission of certain proprietary, confidential, and personal information of our players. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our information technology may be subject to cyber-attacks, viruses, malicious software, breakings, theft, computer hacking, employee error or malfeasance, or other security breaches. While to our knowledge, we have not experienced any material security incidents, or breaches, loss, or accidental disclosure of personal data. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. There can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security guarantee. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary, or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us, could also be a source of security risks in the event of a failure of their own security systems and infrastructure. An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our players’ data, including personal information and other proprietary or confidential information, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our players or third-party service providers. Any of these could expose us to governmental inquiries, claims, litigation, fines, adverse reputational harms and potential liability.

In addition to the costs and efforts we routinely put into designing, testing, and maintaining the privacy and security of our systems, complete elimination of the foregoing security threats and vulnerabilities is not possible and the costs to address such a security breach or incident, including attempting to determine the scope of the threats and vulnerabilities, could be significant. In the event of any such security breach or incident, remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. As threats related to privacy and security of data and systems develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our operations.

If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures for our games and content could be harmed, and we could lose players. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. Any such security breach or incident could also result in damage to our reputation and a loss of confidence in the effectiveness of our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows, and financial condition.

Our periodic and annual operating results are in part dependent on the release of “hit” titles on our platform and therefore dependent on the timing of game releases, which may cause our operating results to fluctuate significantly from time to time.

We have experienced, and may continue to experience, significant fluctuations in operating results from time to time. The release of a “hit” title typically generates a high level of revenue surge during the first few months after introduction, followed by a period of sustained revenue at its peak and a gradual decline thereafter. Demand for games with animation-based IP content could fluctuate significantly and decline depending on the following factors:

•        audience tastes and content preferences for specific anime or manga IPs;

•        the quality, playability and continued popularity of the games built upon animation;

•        updates and events that keep the player base engaged;

•        effective marketing and promotion strategies;

•        diminishing interest from players in the game;

•        the release of new competing IPs, games or similar content, or shifting market trends;

•        restrictions around IP licensing, or the expiration of licenses, impacting our ability to update or promote content; or

•        a drop in the popularity of the associated IP.

Uncertainties associated with software development, manufacturing lead times, distribution delays and third-party approval processes make it difficult to predict the exact time period in which we will release hit titles, and therefore may cause us to fail to meet financial expectations. We also expect that our revenues and profits are heavily reliant on a relatively limited number of popular franchises, which will continue to contribute a disproportionately high percentage of our revenues and profits. Consequently, if one or more games from these franchises fail to achieve anticipated results, our financial performance may deviate significantly from our expectation and operating results may fluctuate greatly from time to time.

Additionally, our financial results and operations in any given period may be influenced by numerous other factors and uncertainties, many of which we are unable to predict or are outside of our control, and therefore may not fully reflect the underlying performance of our business. End-user engagement with our platform may decline or fluctuate as a result of a number of factors, including the popularity of the underlying IPs, the end-user’s level of satisfaction with our platform, outages and disruptions of online services, the availability of alternative live events or entertainment, the services offered by our competitors, our marketing and advertising efforts or declines in consumer activity generally as a result of economic downturns, among others.

Our profitability may be affected by the rate at which we grow our business. The inability to successfully manage our current and future growth may materially and adversely affect our results of operations and financial condition.

We have grown the business since 2013 and we intend to continue to expand the scope and geographic relevance of the games released on our platform. The total number of active users on our platform increased from approximately 191 million in 2023 to 214 million in 2024. Our total revenue increased to US$68.4 million in 2024 from approximately US$62.9 million in 2023. Our net income increased to US$6.0 million in 2024 from approximately US$3.4 million in 2023. Achieving our growth strategy will depend, in large part, upon the rate at which we are able to attract and retain paying players to our games, receive premium animation IPs, empower developers to create engaging content, and expand geographically.

Our ability to increase the number of players of our games will depend on continued player adoption of our platform for games based on Japanese animation. Growth in the animation-based gaming segment and the level of demand for and market acceptance of games released on our platform are subject to a high degree of uncertainty. We expect that the overall number of our users and the amount they are willing to spend in games distributed on our platform will fluctuate from time to time. The rate at which we acquire paying players may be affected by increased competition, general economic conditions, or other factors. In addition, we may not be successful in providing sufficient incentives and engaging content to retain existing players and attract new players to our platform. If we are unable to successfully acquire, retain, and monetize players who make purchases in our games, our operations and financial condition will be adversely affected and our profitability may decline.

In addition, we hope to grow our player base through geographic expansion of our markets, particularly in the U.S., Europe and other parts of Asia. However, significant growth in such markets may not be successful if we do not plan the timing of the expansion appropriately, understand the social and other factors driving player participation in such markets so that we can adapt our content and strategies accordingly, and effectively navigate the regulatory environment in which we may be required to operate. If we are unable to properly and prudently manage our operations as we continue to grow, if the quality of games released by us deteriorates, or if we are unable to provide suitable incentives and content, our brand and reputation could be severely harmed, and our business, prospects, financial condition, and results of operations could be adversely affected.

Our reported financial results could be adversely affected by the application of existing or future accounting standards to our business as it evolves.

Our financial results are reported under the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transaction completed before the announcement of a change. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. As we enhance, expand and diversify our business, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

Changes to U.S. tariff and import/export regulations may have a negative effect on our business, financial condition and results of operations.

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion, commentary and actions regarding potential significant changes to U.S. trade policies, treaties and tariffs. In 2025, the Trump administration indicated that the United States will impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. Although our business does not directly involve the cross-border trade of physical goods or raw materials, we operate in a globally connected digital ecosystem and rely heavily on intellectual property protections, international copyright enforcement, cross-border data flows, and access to global digital distribution platforms. Unilateral or coordinated policy actions, including digital services taxes, changes in IP enforcement standards, restrictions on data transfers, or heightened regulatory scrutiny of international digital content and services, could adversely impact our ability to operate, monetize, or protect our content and user base in certain markets. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these disruptions could depress economic activity, negatively impact our partners and platforms, which in turn would negatively impact our business, financial condition, and results of operations.

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations and reduce net returns to our shareholders.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation and administrative measures thereof by the tax authorities in the Japan and other jurisdictions.

Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including: (1) the jurisdictions in which profits are determined to be earned and taxed; (2) the resolution of issues arising from any future tax audits with various tax authorities; (3) changes in the valuation of our deferred tax assets and liabilities; (4) increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions; (5) changes in the taxation of share-based compensation; (6) changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and (7) challenges to the transfer pricing policies related to our structure.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the National Tax Agency of Japan (“NTA”) or another tax authority could challenge the sourcing and characterization of income generated through our platform, our income or expense allocations, our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

We are subject to certain privacy and data protection laws, including those in the U.S., Europe, and the United Kingdom. The laws and regulations concerning data privacy and certain other aspects of our business impose strict requirements on the collection, processing, and use of personal information, and are continually evolving. Failure to comply with these laws and regulations could harm our business, increase our operational costs, subject us to expensive and distracting government investigations, and result in substantial fines, or result in lawsuits and claims against us. Privacy and data protection laws and industry terms are rapidly changing and likely will continue to do so for the foreseeable future, which may be difficult to comply with and which could have a negative impact on or materially change our approach to the sale and marketing of our products.

For example, in the United States, privacy laws vary at the state level and general consumer privacy laws such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (the “CCPA”), govern collection, processing, use, and disclosure of personal data by businesses that collect or process personal data and surpass applicability thresholds. In the European Union (“EU”) and the United Kingdom (“UK”), the General Data Protection Regulation (“GDPR”) similarly governs personal data of EU or UK residents. Such consumer privacy laws may provide additional rights to consumers located in the applicable jurisdiction with respect to their personal data. Ongoing evaluation of the applicability of consumer privacy laws in jurisdictions worldwide and compliance with the laws applicable to our business incurs costs and requires ongoing allocation of resources, and, in the event of non-compliance, can expose us to regulatory scrutiny, substantial fines, litigations, and reputational harms. The

U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, also continue to review the need for new or more robust regulation over the collection, use and disclosure of personal information, including information about consumer behavior on the Internet and on mobile devices; however, the passage of such laws and regulatory and administrative approaches to personal information and privacy can vary significantly depending on the political process in the U.S.

Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices, which could impact our platform’s operations and require significant adjustments to data collection and usage practices in order to minimize the risk of public or governmental scrutiny. If we fail to comply with existing privacy or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, affect our financial condition, and harm our business. If regulators, the media, or consumers raise any concerns about, or open a public inquiry or investigation into, our privacy and data protection or consumer protection practices, such scrutiny, even if unfounded, could also result in fines or judgments against us, damage our reputation, negatively affect our financial condition, and damage our business.

If our business becomes constrained by changing international legal and regulatory requirements, our operating results will suffer.

We operate within a complex, rapidly evolving regulatory landscape, which includes anti-money laundering, banking/payment services, gambling, consumer protection, advertising, taxation, security, intellectual property and data privacy regulations across various jurisdictions, including Japan, the U.S., Europe, and others. As a global online platform hosting and facilitating digital content, our business is subject to diverse and sometimes conflicting legal standards, which could require significant operational changes and compliance efforts, increasing our costs and exposing us to litigation risks. Failure to comply with these multi-jurisdictional laws and regulations, or future regulatory changes, could lead to substantial fines, restrictions, or litigation.

Similarly, changing regulations surrounding digital transactions, payment or financial data protection, or consumer rights may require us to reconfigure our offerings or payment mechanisms, which could impact our revenue, disrupt our operations, or limit the functionality of our platform in certain regions. For instance, random digital item mechanics may become subject to further regulations in various jurisdictions. If this were to occur, we might be required to alter some of our games to address these additional requirements or seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Moreover, the inclusion of random digital item mechanics has attracted the attention of the gaming community, and if the future implementation of these features creates a negative perception of gameplay fairness or other negative perceptions, our reputation and brand could be harmed and revenue could be negatively impacted. Changes in current laws or regulations or the imposition of new laws and regulations in Japan, the U.S., Europe, or elsewhere regarding these activities may lessen the growth of online gaming and impair our business.

Changes to these laws, regulations, standards, or obligations could require us to change our business model, take on more onerous obligations, and impact the functionality of our platform. If we are obligated to fundamentally change our business activities and practices or modify our platform, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our platform may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit the use of our platform or reduce overall demand for our platform, which could harm our business, financial condition and results of operations.

The scope and interpretation of the laws that are or may be applicable to us, which in some cases can be enforced by private parties in addition to government entities and regulatory bodies, are often uncertain and may be conflicting, particularly laws outside the Japan and compliance with laws, regulations, codes of practice, and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business and expose us to possible litigation, penalties or fines, which in ascertain circumstances can be linked to a percentage of our global turnover. Any changes which we may introduce to our platform in order to comply with these laws, regulations, codes of practice, and similar requirements, could make our platform less attractive to IP holders, game developers, and our players, or cause us to change or limit our ability to operate our platform in certain jurisdictions. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that we will not be deemed to have violated any such laws and regulations.

Moreover, the enforcement of these regulations can vary significantly, with regulators having the authority to levy fines based on a percentage of our global revenue, heightening the financial risk of non-compliance. Our attempts to mitigate these risks may be costly and could impact our ability to deliver a seamless user experience, potentially affecting the acceptance and growth of our platform. Additionally, heightened consumer protection laws, especially concerning in-game purchases or age-appropriate content, could necessitate restrictive modifications to our platform or reduce our ability to expand our audience, ultimately impacting our financial performance and competitive position.

We depend on our key management and technology personnel.

Our continued success will depend to a significant extent on our senior management team and technology personnel. Mr. Ryuichi Sasaki, our founder and Chief Executive Officer as well as controlling shareholder, has over 15 years of experience in the gaming industry, and our business relies significantly on the insights, industry knowledge, leadership, and extensive relationships in the gaming industry of Mr. Ryuichi Sasaki, which are invaluable to our business operations and strategic growth. Mr. Ryuichi Sasaki’s established connections and in-depth understanding of the gaming market contribute significantly to our ability to secure strategic partnerships, develop popular and commercially successful games, and navigate industry challenges effectively. Our core management members all have over ten years of experience and expertise in gaming business or related technology fields. We are also highly dependent on the experience, networks, expertise and knowledge of our key management and technology personnel, who play critical roles in shaping our business strategies and advancing our platform development. For example, we depend on the strong relationships that our core management team has cultivated with top-tier IP publishers to secure valuable animation IPs and with leading game developers to produce high-quality games that enhance our platform’s offerings. We may not be able to continue to retain these key management and technology personnel at current compensation levels or at all.

The loss of the services of our executive officers or certain key technology personnel could significantly harm our business. In addition, if one or more key employees were to join a competitor or form a competing company, we may lose additional personnel, experience material interruptions in business operation, delays in releasing games on our platform and difficulties in our relationships with licensors, developers, suppliers and end-users, which would significantly harm our business. Failure to continue to attract and retain qualified management and technology personnel could adversely affect our business and prospects.

Attracting, managing and retaining our talent is critical to our success.

Our business depends on our ability to attract, train, motivate, and retain executive, technical, creative, marketing, and other personnel that are essential to the development, marketing, and support of our platform and services. Our industry is generally characterized by a high level of employee mobility, competitive compensation programs, and aggressive recruiting among competitors for employees with technical, marketing, sales, engineering, project development, innovative, and/or management skills. The market for highly-skilled workers and leaders in our industry is extremely competitive, particularly in the geographic locations in which many of our key personnel are located. In addition, our leading position within the animation IP-based gaming industry makes us a prime target for recruiting our executives and key technical talent. If we cannot successfully recruit, train, motivate, attract, and retain qualified employees, develop and maintain a healthy culture, or replace key employees following their departure, our reputation, brand, and culture may be negatively affected and our business will be impaired.

Our business may be adversely impacted by reductions in discretionary consumer spending as a result of downturns in the economy, global pandemics, or other factors beyond our control.

Consumer demand for entertainment and online gaming is sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. This makes our business particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including digital gaming items, during periods in which favorable economic conditions prevail. Adverse economic conditions, such as a prolonged U.S. or international general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices, or declining consumer confidence, could reduce consumer spending. Natural disasters, acts of war, pandemics, terrorism, transportation disruptions, climate change, adverse weather conditions, and other reasons beyond our control could further reduce discretionary spending on entertainment activities and products. Reduced consumer spending may result in reduced demand for our platform and may also require increased selling and promotional expenses, which could have an adverse effect on our business, financial condition and operating results. Moreover, we maintain cash balances at third-party financial institutions. If the financial conditions affecting the banking industry and financial markets cause additional banks and financial institutions to enter receivership or become insolvent, our ability to access our existing cash, cash equivalents and investments, or to draw on our existing lines of credit, may be threatened and could have a material adverse effect on our business and financial condition.

Furthermore, uncertainty and adverse changes in the economy could also increase costs associated with distributing games on our platform and our exposure to counterparty credit risks from payment settlement companies and financial institutions, which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity and timing of our game distributions; changes in consumer demographics; the availability and popularity of other forms of entertainment and leisure; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We are subject to risks and uncertainties of global operation, including fluctuations in the values of local foreign currencies against the dollar.

Our platform is accessible globally (except for mainland China). In-game purchases are made by end-users from the international markets, including US, Europe and other parts of Asia, and we expect that in-game purchases made by end-users from markets outside of Japan to account for an increasing portion of our net revenue in the future. For the six months ended January 31, 2025 and the fiscal years ended July 31, 2024 and 2023, 28.8%, 18.5% and 18.7% of our net revenue was earned from in-game purchases made by end-users outside the Japan, respectively.

We are continuing to execute on our growth initiatives in the U.S., Europe and other parts of Asia, where our strategy is to enhance the accessibility and localization of our platform and actively adapt our platform and gaming experiences to the global audience. We are subject to risks inherent in our operations in the global market, particularly with respect to fluctuations in foreign currency exchange rates, and we are generally subject to risks related to international political, regulatory and economic developments, such as the Russia-Ukraine and Israel-Hamas conflicts, all of which can have a significant influence on our operating results. A significant portion of the revenues from our platform are generated in local currencies in a number of local markets, including Japan, which could fluctuate against the dollar.

We face risks from our international expansion.

We face certain risks associated with our international expansion, including our recent expansions into Singapore, Taiwan and China, while we continue to grow our business and presence in the US, Europe, and other parts of Asia.

We have established local operations in Singapore, Taiwan and China. However, maintaining and expanding our operations in these regions entail significant risks and challenges with respect to, among others, compliance with complex and frequently evolving local labor laws, tax regulations, and other regulatory requirements, integration of our international operations to work cohesively and maintain cross-regional collaboration and operational efficiency, and geopolitical tensions, which could disrupt our business activities or lead to restrictions on talent acquisition and resource allocation across borders.

In addition, as we target to expand into the international markets outside of Japan, changes to and compliance with a variety of foreign laws and regulations may increase our costs of operating the platform and doing business, and our inability or failure to obtain necessary regulatory approvals could restrict our ability to operate effectively, limit our growth prospectus, and potentially harm both our international and domestic businesses. In either the U.S. or other countries, anti-money laundering and gambling laws, local regulations related to privacy, data protection, advertising, and content monitoring and rules that apply to interactions with children, and the uncertainty of protection for intellectual property rights in some countries, a change in the relationship between either us or the U.S. and any country in which we generate revenues, or other trade laws or policies, could adversely affect our ability to distribute games and do business in the international markets. Additionally, cultural differences may affect consumer preferences and as a result, some of the “hit” titles released on our platform may not attract players in other countries or regions as well as they do in the Japan. Cultural differences may also require us to invest in new IPs and modify the content of our platform to appeal to local audiences in other countries or regions. If we do not correctly assess player preferences in the countries in which our platform is accessible, or respond to other risks related to our international operations, it could negatively affect our business.

For the six months ended January 31, 2025, we had paying users in over 171 countries. Approximately 67.0% of our active users and 28.8% of in-game purchases placed on our platform were derived from regions outside of Japan. For the year ended July 31, 2024, we had paying users in over 159 countries. During fiscal year 2024, approximately

69.6% of our active users and 18.5% of in-game purchases placed on our platform were derived from regions outside Japan. We intend to continue to expand internationally, and this expansion is a critical element of our future business strategy. While we have a number of suppliers and users outside of Japan and Asia, we have limited offices located outside of Japan and Asia, and there is no guarantee that our international efforts will be successful.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our business, results of operations, financial position and liquidity by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the in-game purchases made on our platform. The existence of inflation in the economy has the potential to result in higher interest rates and capital costs, supply shortages, increased costs of labor and other similar effects. Further, world events, such as the Russia-Ukraine and Israel-Hamas conflicts, could affect inflationary trends. As a result of inflation, we may continue to experience, increases in our costs associated with operating our business including digital advertising and marketing, user acquisition, labor and other resources. Although we may take measures to mitigate the impact of this inflation through continuous optimization of our marketing investment and efficiency gains, if these measures are not effective our business, results of operations, financial position and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Social opposition to online gaming could limit our growth and impact the future of our business.

There is certain opposition in some jurisdictions to online gaming. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Some countries or regions have anti-gaming groups that specifically target online games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern animation-based gaming or other online games and which could require us to comply with stringent regulations and/or require us to modify our operations in order to so comply. These could result in a prohibition on online gaming altogether, restrict our ability to distribute or advertise certain genres of online games on our platform, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows, and financial condition. In addition, we may face lawsuits brought against us for servicing online games. We cannot predict the likelihood, timing, scope, or terms of any such legislation or regulation or the extent to which they may affect our business.

Our software is susceptible to errors, which can harm our financial results and reputation.

Our software could contain undetected errors, bugs, flaws, corrupted data, defects, and other vulnerabilities that could adversely affect the performance of our platform. For example, these errors could prevent the players from accessing our platform, enjoying high-quality gaming experience, or making in-game purchases of virtual items, which could harm our operating results. They could also cause players to reduce their playing time or in-game purchases, discontinue playing games on our platform altogether, or not recommend our platform to other players. Such errors could also result in our platform being non-compliant with applicable laws or create legal liability for us.

Some of these errors may only become apparent after a game is launched on our platform particularly as we often launch new games and release new features on our platform to existing games under tight time constraints. Any such errors may be exploited by cheating programs and other forms of misappropriation, disrupt our operations, adversely affect the gaming experience of our players, harm our reputation, cause our players to stop playing games on our platform, divert our resources, and delay market acceptance of our platform, any of which could result in legal liability to us or harm our business, financial condition, or results of operations.

Our business depends on the protection of our proprietary information and our owned and licensed intellectual property.

We believe that our success relies partially on protecting both our owned and licensed intellectual property across Japan and other key markets. Our intellectual property portfolio includes certain patents and software copyrights, such as proprietary software systems related to content management, AI-driven advertising and game operations, and these systems are central to our business because they drive operational efficiency and provide us with a competitive advantage. We are actively pursuing patent protection for innovations in automated image translation intelligence and advanced chatbot technologies designed to enhance localization, user interaction and overall gaming experience. We also rely on trade secrets and proprietary knowledge. To safeguard these assets, we implement stringent measures, including access controls, encryption, and routine security audits. We also require employees and business partners to enter into confidentiality agreements concerning our trade secrets and proprietary information, but we cannot assure that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored by such individuals.

Further, our platform incorporates third-party technologies, such as Databricks, Tableau Cloud. TiDB Cloud (PingCap), Datadog, and Grafana Cloud, to provide robust network, cloud and data infrastructure, and these technologies ensure the scalability, security and operational reliability of our services globally. We do not control the protection and maintenance of such intellectual property from third parties, and must rely on them to safeguard and uphold such intellectual property. In many cases, our providers are given access to sensitive and proprietary information or control over our intellectual property to provide services and support to our team. These third parties may misappropriate or misuse our information or intellectual property and engage in unauthorized use of it.

Despite our efforts to protect our proprietary information and intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors or other third parties. Additionally, we may be subject to claims by others alleging that our platform, services, or other business activities infringe on their intellectual property rights. Defending against such claims, regardless of merit, can be costly, time-consuming, and could divert management’s attention and resources. In cases where an infringement claim is successful, we may be required to pay substantial damages, cease certain activities, or pursue costly modifications to our platform or services to avoid further infringement.

Further, the IP laws and enforcement mechanisms in some jurisdictions where we operate or intend to expand may not offer the same level of protection as those in our primary markets, potentially increasing the risk of infringement or misappropriation of our proprietary assets. If we are unable to protect our IP or face prolonged litigation, our business, financial condition, and competitive position could be materially and adversely affected.

The development and use of artificial intelligence (“AI”) in our platform may present operational and reputational risks.

The growing role of AI technologies in our industry has significantly influenced player gaming experiences and the development, distribution and marketing of games for developers and distributors. The commercial use of this emerging technology is still in its early stages, and it raises social and ethical concerns that may expose us to legal, reputational, and liability risks. Further, intellectual property ownership surrounding AI technologies has not been fully addressed by laws, regulations, or courts of different countries around the world, and incorporating third-party AI technologies into our platform may further expose us to claims of copyright infringement or other intellectual property issues.

If we acquire or invest in other businesses, intellectual properties, or other assets, we may be unable to integrate them with our business, our financial performance may be impaired and/or we may not realize the anticipated financial and strategic goals for such transactions.

If appropriate opportunities present themselves, we may acquire or make investments in businesses, intellectual properties and other assets that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, intellectual property or other asset, such acquisitions and investments involve a number of risks, including with respect to talent and business relationship retention, cultural integration, operational efficiency, financial underperformance, unexpected liabilities, potential litigation and claims, as well as internal control and compliance issues.

Further, any such transaction may involve the risk that our senior management’s attention will be excessively diverted from our other operations, the risk that our industry does not evolve as anticipated, and that any intellectual property or personnel skills acquired do not prove to be those needed for our future success, and the risk that our strategic objectives, cost savings or other anticipated benefits are otherwise not achieved.

Future acquisitions and investments could also involve the issuance of our equity and equity-linked securities (potentially diluting our existing stockholders), the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses such as stock-based compensation. Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

We use open-source software in connection with certain of the games and services we offer on our platform, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open-source software in connection with certain of the games and services we offer. The original developers of the open source code provide no warranties on such code and open-source software may have unknown bugs, malfunctions and other security vulnerabilities, which could impact the performance and information security of our technology. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open-source code on unfavorable terms or at no cost. From time to time, we may face claims from the copyright holders of open-source software alleging copyright infringement and breach of contract for failure to meet the open source license terms, such as the failure to publicly disclose our proprietary code that is a derivative work of the open-source software. Additionally, the copyright holders of open-source software could demand release of the source code of any of our proprietary code that is a derivative work of the open-source software, or otherwise seek to enforce, have us specifically perform, or recover damages for the alleged infringement or breach of, the terms of the applicable open-source license.

These claims could also result in litigation, require us to purchase costly licenses or require us to devote additional research and development resources to change our games. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open-source software. If it were determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our business. Open-source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel. Additionally, the shared nature of open-source software may increase the ability of cyber attackers to discover and exploit vulnerabilities, which may increase the likelihood of a data breach, ransomware, network interruption, or other type of cyberattack against us or against third parties who may use open-source software, such as our platform partners or key vendors, any of which could negatively impact our business.

We are subject to risks related to corporate and social responsibility and reputation.

Many factors influence our reputation including the perception held by our employees, business partners, end-users and others. Our business faces increasing scrutiny related to environmental, social and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and cultural inclusion, safety and civility, workplace conduct, human rights and philanthropy. Any harm to our reputation could impact employee engagement and retention and the willingness of our business partners, service providers and end-users to do business with us, which could have a material adverse effect on our business, results of operations and cash flows. Negative reactions to our platform and services may not be foreseeable. We also may not effectively manage or respond to these negative perceptions for reasons within or outside of our control. We expect to continue to expend resources to address concerns with our platform and overall business. Negative perceptions could arise despite our efforts, though, and may result in loss of engagement with our platform.

Catastrophic events and climate change may have a long-term impact on our business.

Natural disasters, cyber incidents, weather events, wildfires, power disruptions, telecommunications failures, pandemics, health crises and other public health events, failed upgrades of existing systems or migrations to new systems, acts of terrorism, geopolitical conflict (such as the Russia-Ukraine and Israel-Hamas conflicts), or other events could cause outages, disruptions and/or degradations of our network infrastructure (including our or our partners’ information technology and network systems and payment systems), a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our platform all of which could materially impact our reputation and brand, financial condition and operating result.

Furthermore, climate change could result in an increase in the frequency or severity of natural disasters, such as earthquakes, fires, floods, or significant power outages and other catastrophic events. Such events may adversely impact critical infrastructure, have the potential to disrupt our business, our third-party suppliers, or the business of our developer partners, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. In addition, rapidly changing policy and regulatory requirements, along with stakeholder expectations, to reduce carbon emissions and otherwise to reduce our environmental footprint could increase our costs of operations to comply or present a risk of loss of business, if we are not able to meet those requirements.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A ordinary shares. We plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market. An active public market for our Class A ordinary shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A ordinary shares will be materially and adversely affected.

The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A ordinary shares following our initial public offering. If you purchase our Class A ordinary shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A ordinary shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

You will experience immediate and substantial dilution in the net tangible book value of Class A ordinary shares purchased.

The initial public offering price of our Class A ordinary shares is substantially higher than the net tangible book value per share of our Class A ordinary shares. Consequently, when you purchase our Class A ordinary shares in the offering, upon completion of the offering, you will incur immediate dilution of US$5.0 per share if the underwriters do not exercise the over-allotment option and US$4.97 if the underwriters exercise the over-allotment option in full, based on an initial public offering price of US$5.5. See “Dilution.”

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our combined financial statements as of and for the six months ended January 31, 2025 and 2024, and the fiscal years ended July 31, 2024 and 2023, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) we lack of proper system data change control and user access review control of information technology general controls (“ITGC”); and (ii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) strengthening system data change controls and user access review processes by implementing policies and procedures to ensure proper authorization, monitoring, and documentation of IT system changes and access; (ii) retaining an external consulting firm with expertise in Sarbanes-Oxley Act (SOX) compliance to assist us in assessing and improving our internal control environment, including ITGC and financial reporting controls; and (iii) appointing independent directors, establishing an audit committee, and strengthening corporate governance. As of the date of this prospectus, we have improved our internal control functions by (i) engaging an external consulting firm to assist us with assessment of SOX compliance requirements and improvement of overall internal controls, including ITGC; and (ii) appointing an independent director nominee with accounting expertise and SEC reporting experience and qualifications to serve on our board of directors to strengthen our financial reporting function and to establish and maintain an appropriate financial and system control framework. We plan to take the remaining remediation measures as soon as practicable and continue to strengthen system data change controls and user access review processes by implementing policies and procedures to ensure proper authorization, monitoring, and documentation of ITS system changes and access. We expect to fully remediate our material weaknesses over the course of the fiscal year ended July 31, 2025, and the costs to remediate the material weakness are not material.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate any material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. If we fail to achieve and maintain an effective internal control environment on an ongoing basis, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Class A ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending July 31, 2026. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds US$700 million as of the end of our second fiscal quarter, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. All of the Public Offering Class A ordinary shares will be freely tradable without restriction or further registration under the Securities Act, and certain Class A ordinary shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus and immediately prior to the completion of this offering, we have 48,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares issued and outstanding. Immediately after the consummation of this offering, an aggregate of 51,000,000 Class A ordinary shares will be outstanding if the underwriters do not exercise their over-allotment option, and 51,450,000 Class A ordinary shares will be outstanding immediately after the consummation of this offering if the underwriters exercise their over-allotment option in full. Sales of these Class A ordinary shares into the market could cause the market price of our Class A ordinary shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our Class A ordinary shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A ordinary shares, the price of our Class A ordinary shares and trading volume could decline.

Any trading market for our Class A ordinary shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A ordinary shares and the trading volume to decline.

The dual-class share structure with different voting rights, as well as the concentration of our share ownership and voting control in our founder, may limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any chance of control transaction.

We have adopted a dual-class share structure such that our share capital will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances. We will sell Class A ordinary shares in this offering. For more information, see “Description of Share Capital.”

As of the date of this prospectus, our founder and Chief Executive Officer, and the largest shareholder, Mr. Ryuichi Sasaki and his affiliates beneficially own 48,000,000 Class A ordinary shares and all of our 12,000,000 outstanding Class B ordinary shares, which will constitute approximately 95.2% of our total outstanding share capital and 98.2% of the aggregate voting power of our total outstanding shares capital immediately following the completion of this offering, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$5.5 per Class A ordinary share, the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus, and assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. As a result, Mr. Ryuichi Sasaki will have the ability to control the outcome of matters submitted to the shareholders for approval. Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”

As a result of this dual-class share structure and the concentration of control, upon completion of this offering, Mr. Ryuichi Sasaki will have significantly influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A ordinary shares. It will also limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A ordinary shares.

We anticipate that we will use the net proceeds from this offering for the investment in the expansion of our business in the overseas markets as well as for general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that may not improve our results of operations or enhance the market price of our Class A ordinary shares.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market upon consummation of this offering. At this time, Nasdaq has not yet approved our application to list our Class A ordinary shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Class A ordinary shares are a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Our amended and restated memorandum and articles of association contains provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of discouraging, delaying or preventing a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We may rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards and doing so may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107(b) of the JOBS Act.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we may elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these provisions. If some investors find the Class A ordinary shares less attractive as a result, there may be a less active trading market for the Class A ordinary shares and the trading price of the Class A ordinary shares may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.”

You may have difficulty enforcing judgments against us.

We are incorporated under the laws of the Cayman Islands as an exempted company limited by shares. Currently, all of our operations are conducted in Japan, and a majority of our assets are and will be located outside of the United States and located in Japan. In addition, most of our officers and directors are nationals and residents of a country other than the United States, and almost all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Japan may not allow you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Cayman Companies Act and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us, will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

•        at least 75% of our gross income for the year is passive income; or

•        the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvency liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of 15,000 Cayman Islands Dollars and to imprisonment for five years in the Cayman Islands.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract clients and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        the COVID-19 pandemic; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market positions. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately US$14.0 million, or approximately US$16.3 million if the underwriters exercise the over-allotment option in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting commissions and discounts and the estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for the following purposes:

•        approximately 85% for our global market expansion; and

•        approximately 15% for working capital and general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or financial instruments.

DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our ordinary shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we determine to pay dividends on any of our Class A ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary, CTW Japan. Under the Japanese Companies Act (Act No. 86 of 2005, as amended), dividends must be paid from retained earnings and no dividend shall be paid out if the payment would cause the company to be insolvent (more precisely, if the amount of net assets after dividends falls below a certain amount as stipulated by the Companies Act). As a result, in the event that CTW Japan incurs debt on its own behalf in the future, its ability to pay dividends or other distributions to us may be limited.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2025:

•        on an actual basis;

•        on a pro forma basis to give effect to (i) the re-designation of all of our ordinary shares then issued and outstanding, which is the 1 ordinary share beneficially owned by Mr. Ryuichi Sasaki, our founder and chief executive officer, into Class B ordinary shares on a one-for-one basis effective as of May 15, 2025; and (ii) the issuance of 48,000,000 Class A ordinary shares and 11,999,999 Class B ordinary shares to Mr. Ryuichi Sasaki, effective as of May 15, 2025; and

•        on an as adjusted basis to reflect the issuance and sale of 3,000,000 Class A ordinary shares (excluding any Class A ordinary shares that may be sold as a result of the Representative exercising its over-allotment option) by us in this offering at the assumed initial public offering price of US$5.5 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of January 31, 2025
	Actual	Pro Forma	As Adjusted(1)
Shareholders’ equity
Ordinary Shares, par value of US$0.0001 per share; 500,000,000 shares authorized, 1 and 1 share issued and outstanding; 0 shares issued and outstanding pro forma and as adjusted.	$—	—	$—
Class A ordinary shares, par value of US$0.0001 per share; 500,000,000 shares authorized, 0 shares issued and outstanding; 48,000,000 shares issued and outstanding pro forma; 51,000,000 shares issued and outstanding as adjusted.	—	4,800	$5,100
Class B ordinary shares, par value of US$0.0001 per share; 12,000,000 shares authorized, 0 shares issued and outstanding; 12,000,000 shares issued and outstanding pro forma and as adjusted.	—	1,200	$1,200
Additional paid-in capital	883,464	877,464	$14,215,964
Statutory reserve	674,156	674,156	$674,156
Retained earnings	28,674,821	28,674,821	$28,674,821
Accumulated other comprehensive loss	(6,293,122)	(6,293,122)	$(6,293,122)
Total shareholders’ equity	23,939,319	23,939,319	$37,278,119
Total Capitalization	$23,939,319	23,939,319	$37,278,119

____________

(1)      Reflects the sale of Class A ordinary shares (excluding any Class A ordinary shares that may be sold as a result of the Representative exercising its over-allotment option) in this offering at an assumed initial public offering price of US$5.5 per share, and after deducting the estimated underwriting commissions and discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as-adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting commissions and discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately US$13,987,468.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$5.5 per Class A ordinary share, which is the midpoint of the estimated range of the initial public offering price set forth on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$2,760,000, assuming the number of Class A ordinary shares offered by us, excluding any Class A ordinary shares that may be sold as a result of the Representative exercising its over-allotment option, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

An increase (decrease) of 1,000,000 in the number of Class A ordinary shares offered by us would increase (decrease) each of total shareholders’ equity and total capitalization by US$5,060,000, based on an assumed initial public offering price of US$5.5 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting commissions and discounts, non-accountable expense allowance, and estimated expenses payable by us.

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A ordinary share and our net tangible book value per Class A ordinary share after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per Class A ordinary share attributable to the existing shareholders for our presently outstanding Class A ordinary shares.

Our net tangible book value as of January 31, 2025, was US$18,219,415, or US$18,219,415 per ordinary share. On a pro forma basis to give effect to (i) the automatic conversion and the re-designation, as applicable, of all of our ordinary shares then issued and outstanding, which is the 1 ordinary share beneficially owned by Mr. Ryuichi Sasaki, our founder and chief executive officer, into Class B ordinary shares on a one-for-one basis effective as of May 15, 2025; and (ii) the issuance of 48,000,000 Class A ordinary shares and 11,999,999 Class B ordinary shares to Mr. Ryuichi Sasaki, effective as of May 15, 2025, the pro forma net tangible book value is US$0.30 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A ordinary share (as adjusted for the offering) from the initial public offering price per Class A ordinary share and after deducting the estimated underwriting commissions and discounts and the estimated offering expenses payable by us.

After giving effect to our sale of 3,000,000 Class A ordinary shares offered in this offering, excluding any Class A ordinary shares that may be sold as a result of the Representative exercising its over-allotment option, based on an assumed initial public offering price of US$5.5 per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting commissions and discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of January 31, 2025, would have been US$31,558,215, or US$0.50 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of US$0.20 per Class A ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of US$5.00 per Class A ordinary share to investors purchasing Class A ordinary shares in this offering. The as-adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Per Ordinary Share
Assumed Initial public offering price per Class A ordinary share	$5.50
Net tangible book value per Class A ordinary share as of January 31, 2025	18,219,415
Net tangible book value per Class A ordinary share as of January 31, 2025, pro forma	0.30
Increase in net tangible book value per Class A ordinary share attributable to payments by new investors	0.20
As-adjusted net tangible book value per Class A ordinary share immediately after this offering	0.50
Amount of dilution in net tangible book value per Class A ordinary share to new investors in the offering	$5.00

The following tables summarize, on an as-adjusted basis as of January 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares purchased from us, the total consideration paid and the average price per Class A ordinary share before deducting the estimated underwriting commissions and discounts and the estimated offering expenses payable by us.

	Class A ordinary shares purchased			Total consideration		Average price per Ordinary Share
	Number		Percent	Amount	Percent
Existing shareholders	60,000,000	(1)	95.24%	$18,219,415	52,48%	$0.30
New investors	3,000,000		4.76%	$16,500,000	47.52%	$5.50
Total	63,000,000		100.00%	$34,719,415	100.00%	$0.55

____________

(1)      on a pro forma basis to give effect to (i) the automatic conversion and the re-designation, as applicable, of all of our ordinary shares then issued and outstanding, which is the 1 ordinary share beneficially owned by Mr. Ryuichi Sasaki, our founder and chief executive officer, into Class B ordinary shares on a one-for-one basis effective as of May 15, 2025; and (ii) the issuance of 48,000,000 Class A ordinary shares and 11,999,999 Class B ordinary shares to Mr. Ryuichi Sasaki, effective as of May 15, 2025, the pro forma net tangible book value is US$0.30 per ordinary share.

The as-adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at the pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company limited by shares. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

A majority of our assets are located in Japan. In addition, most of our directors and officers are nationals or residents of Japan and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

Travers Thorp Alberga (“TTA”), our counsel with respect to the laws of the Cayman Islands, and Nishi Law Firm and Kudanzaka Law Office, our co-counsels with respect to Japanese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Japan would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Japan against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by TTA that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands may recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and may give a judgment based thereon, provided that such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

In addition, Nishi Law Firm and Kudanzaka Law Office, our co-counsels as to Japanese law, have advised the Company that it is uncertain whether the Japanese courts will (i) recognize or enforce judgments of United States courts obtained against the Company or any of its directors or officers under the civil liability provisions of the securities laws of the United States or any state of the United States or (ii) accept the original action brought in Japan against the Company or any of its directors or officers under the securities laws of the United States. Japan’s Civil Execution Act

(Act No. 4 of 1979, as amended) and Code of Civil Procedure (Act No. 109 of 1996, as amended) require Japanese courts to deny requests for the enforcement of judgments of foreign courts where foreign judgments does not meet the requirements set forth in the Civil Execution Act and the Code of Civil Procedure, including the following:

•        the jurisdiction of the foreign court shall be recognized under laws, regulations, treaties, or conventions;

•        the defeated defendant has been served (excluding service by publication or other similar service) with the summons or order for the commencement of litigation, or that he/she did not receive such summons or order, but did respond to the summons or order;

•        the content of the judgment and the litigation proceedings are not contrary to public policy or good morals in Japan; and

•        there exists a guarantee of reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

Reciprocity is defined as the recognition in a foreign country of the validity of a judgment of a Japanese court of the same kind as that of a foreign court in that country under conditions not different in material respects from those in Japan, just as Japan recognizes the judgment of a foreign court, and the Japanese courts will determine the existence of reciprocity on a case-by-case basis for each judgment rendered by a foreign court

For example, Japanese courts recognize reciprocity for judgments of courts in the states of Hawaii, New York, California, and Nevada (mainly for monetary claims), but there is no guarantee that reciprocity will be recognized for judgments in other states or for different types of U.S. judgments. Therefore, U.S. court judgments for civil liability premised on U.S. federal and state securities laws may not be enforceable in Japan.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We are a Cayman Islands exempted company limited by shares incorporated on November 15, 2024. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Act”).

We commenced our operations in August 2013 through CTW Inc., or CTW Japan.

In June 2023, Bao Cayman, our previous holding company, was incorporated under the laws of the Cayman Islands.

In September 2023, CTW Singapore was incorporated under the laws of Singapore.

In March 2024, Shanghai Tuwaii Tech Co, Ltd., or Shanghai Tuwaii was incorporated in the PRC.

In connection with the IPO, we undertook a restructuring of our corporate structure (the “Reorganization”) in the following steps:

•        In November 2024, CTW Cayman, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

•        In September 2024, Beijing Weiyou Chuxin Tech Co, Ltd., or CTW Beijing was established under the laws of PRC (the “Beijing WOFE”).

•        In November 2024, CTW Hong Kong was incorporated under the laws of Hong Kong.

•        In January 2025, CTW Cayman acquired 100% equity interest in Bao Cayman and as a result, Bao Cayman has become a wholly-owned subsidiary of CTW Cayman.

•        In April 2025, Beijing WOFE established a fully owned subsidiary, Shanghai Weiyouyi Chuxin Tech Co., Ltd. or CTW Shanghai under the laws of PRC (the “CTW Shanghai”). By end of May 2025, all operations previously carried out by Shanghai Tuwaii were transferred to CTW Shanghai and we have completed the Reorganization.

Our Corporate Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, immediately upon the completion of our IPO, and after giving effect to the consummation of the Reorganization.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders” in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading globally accessible, web-based gaming platform, offering players an immersive digital experience through our flagship HTML5 platform, G123.jp. Our platform features a diverse selection of free-to-play games inspired by popular Japanese animations, including Queen’s Blade, So I’m a Spider, So What?, and Goblin Slayer. As of the date of this prospectus, we have 27 games on our platform and 11 games in pre-registration. According to the Frost & Sullivan Report, we are the largest anime IP-based H5 games platform in 2023 in the world in terms of gross billings, reflecting our significant presence and impact within the gaming industry.

Our primary focus is serving game developers as our core customers by providing a comprehensive platform that helps them generate revenue and reach a global audience. Through our gaming platform, we share revenue generated from players’ in-game purchases worldwide. Leveraging our well-established relationships with leading Japanese animation IP holders, we offer famous IP resources along with ancillary support, as well as distribution and marketing services, to game developers. By collaborating with leading game developers, we bring high-quality and animation-themed gaming experiences to the game players/end-users worldwide.

Over the years, we have built strong relationships with IP holders to obtain licenses for high-profile, well-established IPs with dedicated fan bases or those aligned with our strategic goals and target markets. Our agreements with IP holders define the scope of the licenses, including applicable regions, languages, and specific content permitted for game development, as well as royalty terms. Once we obtain IP licenses from IP holders, we provide game developers with seamless and compliant access to these IP resources, ensuring they have the rights needed to integrate IP content into their games. These resources enable developers to leverage the existing popularity of the IPs, attracting a broad audience and enhancing the games’ appeal and success.

In addition to granting access to IP resources, we provide comprehensive support to game developers across various aspects of game development and distribution. Our other services include game distribution support including localization and translation of in-game content, IP related design support (such as sound effects, music, and interface elements), game distribution service including hosting games on our platform and distributing games to global audience through our established network and server resources and related software and systems. Additionally, we offer marketing services to game developers, as well as customer support to game developers, ensuring a seamless experience from development to monetization.

Historically, our top games and related developers have accounted for a substantial portion of revenues generated from our G123.jp platform. For the six months ended January 31, 2025, Vivid Army and Queen’s Blade Limited Break accounted for 28.6% and 11.9% of our revenues, respectively. For the years ended July 31, 2024 and 2023, Vivid Army and Queen’s Blade Limited Break accounted for 40.3% and 19.6%, and 58.2% and 30.9%, of our revenues, respectively. Additionally, the developer of Queen’s Balde Limited Break launched another game on our platform, namely Strike the Blood Daybreak, in the year ended July 31, 2024, generating approximately 7.4% of our revenue for the same year. For the six months ended January 31, 2025, Strike the Blood Daybreak generated approximately 2.7% of our revenue. Consequently, the developer of Vivid Army was our largest customer, contributing 28.6%, 40.3% and 58.2% of our revenues with Vivid Army alone for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively, and the developer of Queen’s Blade Limit Break and Strike The Blood Daybreak was our second-largest customer, contributing 14.6% and 27.0% of our revenue with the two games combined for the six months ended January 31, 2025 and for the year ended July 31, 2024, respectively, and 30.9% of our revenue with Queen’s Blade Limited Break alone for the year ended July 31, 2023. Additionally, on October 23, 2024, we launched a new game titled So I’m a Spider, So What? Ruler of the Labyrinth on our platform. Revenue generated from this title accounted for approximately 15.9% of our total revenues for the six months ended January 31, 2025. The developer of So I’m a Spider, So What? Ruler of the Labyrinth became our third-largest customer by revenue contribution during the same period. For the six months ended January 31, 2025, the game developer of Legend of the Galactic Heroes: Battle Rondo and Tsukimichi: Moonlit Fantasy was our fourth-largest customer, contributing approximately 12.4% of our total revenue during the period. Of this amount, Legend of the Galactic Heroes: Battle Rondo accounted for 4.8%, while Tsukimichi: Moonlit Fantasy accounted for 7.6%. Revenue from this developer represented less than 10% of our total revenue for the fiscal years ended July 31, 2024 and 2023. No other game developer contributed more than 10% of our revenue for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023. We expect that our top titles to rotate as more games gain success on our platform. Our mission is to unlock the potential of Japanese animation-based games, offering game developers the digital floor with commercial opportunities and essential supports to turn their craft into financial success, while creating an unforgettable, ad-free, immersive gaming experience featuring beloved Japanese animations for end-users. Our proprietary platform provides comprehensive support to game developers, enabling them to revitalize Japanese animation and deliver engaging, high-quality games that resonate with our end-users.

In the six months ended January 31, 2025, our revenues amounted to US$41.2 million and our gross in-game purchase amounts amounted US$49.1 million. In the years ended July 31, 2024 and 2023, our revenues amounted to US$68.4 million and US$62.9 million, respectively, and our gross in-game purchase amounts amounted to US$84.5 million and US$81.4 million, respectively. We believe that our overall profitability will increase in the long run, primarily driven by our continuous focus on acquiring high-quality content and strategic partnerships as well as our growth momentum attributed by the expansion into the global market. We recorded net income of US$0.6 million, US$6.0 million and US$3.4 million in the six months ended January 31, 2025 and for the years ended July 31, 2024 and 2023, respectively. Our net cash provided by operating activities was US$2.6 million, US$1.7 million and US$2.6 million in the same periods.

Our Business Model

We operate a next-generation web-based gaming platform, G123.jp, designed to deliver value to game developers and gamers. At the core of our business model is the strategic integration of Japanese animation IPs, comprehensive services for game developers, and features designed to engage end-users, creating a sustainable ecosystem that drives growth and profitability.

We acquire IP licenses from famous and popular Japanese animations with well-established fan bases. These IPs form the foundation of our platform, attracting a global audience of gamers who are passionate about experiencing games inspired by beloved franchises. Our management classifies IPs from publishers with more than 2 million copies sold as valuable resources, whereas IPs from those with between 20 million and 30 million copies sold are considered top-tier.

Leveraging these IPs, we collaborate with selected game developers with a proven track record of successfully launching games that drive substantial in-game purchases or strong end-user engagement, providing a comprehensive suite of services to game developers that generate revenue for us. In general, we consider game developers who have generated cumulative revenue exceeding RMB20 million (approximately US$2.77 million) as strong performers, whereas those with cumulative revenue surpassing RMB100 million (approximately US$13.85 million), or those whose games have ranked in the top 100 on the Apple App Store or Google Play Store at least once, are recognized as top-tier developers. The services we provide with game developers include providing access to IP-related content for game development, game distribution, marketing, customer support, and design support, enabling developers to focus on creative innovation while achieving strong monetization through our platform. Our unique features, such as cross-platform accessibility and global reach, make our services particularly attractive to game developers, helping them maximize revenue opportunities.

Although our revenue is derived from the sale of services to game developers, it is directly linked to end-users’ continued engagement and purchasing activity. To ensure sustained engagement and in-game purchases, we focus on enhancing the end-user experience through features like instant play, which eliminates the need for downloads or registration, and an ad-free environment. We also collaborate closely with game developers, encouraging them to create high-quality games that align with the original IPs, ensuring that the games resonate with fans and drive in-game purchases.

Our position as an HTML5 gaming platform provides significant advantages, including relatively low front-end risk due to minimal advance payments required for individual games and related IPs. Our business model is also highly efficient, with low variable costs associated with royalties paid to IP holders and no reliance on external platforms, enabling us to avoid high compliance costs such as platform fees. These features allow us to achieve rapid expansion into new games and IPs while maintaining financial efficiency and soundness when opportunities arise.

Our holistic approach ensures that we create value for all stakeholders in the ecosystem, delivering high-quality experiences to end-users, robust revenue opportunities for game developers, and enhanced visibility for IP holders. This sustainable business model positions us for continued growth and long-term success in the global gaming industry.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact gaming industry including, among others, economic, political and social conditions in Japan, trade and environmental regulations or enforcement, changes in the business strategies of our customers and the end-users, any increase or decrease in customer demand for our services, changes in end-users playing preferences, new technology and feature sets for mobile and other devices, and the competitive environment. Unfavorable changes in any of these general factors, including those set forth in the section entitled “Risk Factors” in this prospectus, could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our Ability to Secure Key Intellectual Property and Content of High Quality, Marketability and Value

Our ability to secure key intellectual property (IP) and high-quality, marketable, and valuable content is a significant factor that directly impacts our results of operations. As an HTML5 game platform distributing IP-oriented games to gamers globally, we rely on contractual arrangements with IP holders to obtain rights to popular and recognizable IPs for facilitating the game developments by game developers. These IPs enable us to leverage the established fan base of the original IP as a foundation for attracting potential end-users while distributing games on our platform on behalf of the game developers. By aligning our platform with IPs that resonate with existing fanbases, we enhance end-user engagement and drive in-game purchases, which form the basis of our revenue. Since our revenue is derived as a share of in-game purchases made by end-users, the quality, marketability, and value of the IPs we secure are directly correlated with our operational and financial performance. Consequently, our ability to acquire and effectively utilize such IPs is a key determinant of our business success. If we fail to secure key intellectual property and content of high quality, marketability and value, our revenue along with our results of operations may be adversely impacted.

Our Ability to Partner with Talented and Experienced Third-party Game Developers to Launch High Quality and Playability Games on Our Platform

Our ability to partner with talented and experienced third-party game developers to launch high-quality, engaging, and playable games on our platform is a significant factor that directly impacts our operating results. As an HTML5 game platform, our revenue is ultimately derived from a share of in-game purchases made by end-users. To generate these revenues, we rely on game developers to create games that align with gamers’ expectations, deliver high-quality gameplay experiences, and effectively attract and retain players. The quality and playability of the games launched on our platform are critical to driving user engagement and encouraging in-game purchases. Historically, our top games and related developers have accounted for a substantial portion of our revenue earned from our platform. For example, for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, Vivid Army and Queen’s Blade Limited Break accounted for 28.6% and 11.9%, 40.3% and 19.6%, and 58.2% and 30.9%, of our revenues, respectively. Additionally, the developer of Queen’s Balde Limited Break launched another game on our platform, namely Strike the Blood Daybreak, in the six months ended January 31, 2025 and the year ended July 31, 2024, generating approximately 2.7% and 7.4% of our revenue, respectively. Consequently, the developer of Vivid Army was our largest customer, contributing 28.6%, 40.3% and 58.2% of our revenues with Vivid Army alone for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively, and the developer of Queen’s Blade Limit Break and Strike The Blood Daybreak was our second-largest customer, contributing 14.6% and 27.0% of our revenue with the two games combined for the six months ended January 31, 2025 and the year ended

July 31, 2024, respectively, and 30.9% of our revenue with Queen’s Blade Limited Break alone for the year ended July 31, 2023. Additionally, on October 23, 2024, we launched a new game titled So I’m a Spider, So What? Ruler of the Labyrinth on our platform. Revenue generated from this title accounted for approximately 15.9% of our total revenues for the six months ended January 31, 2025. For the six months ended January 31, 2025, the game developer of Legend of the Galactic Heroes: Battle Rondo and Tsukimichi: Moonlit Fantasy was our fourth-largest customer, contributing approximately 12.4% of our total revenue during the period. Of this amount, Legend of the Galactic Heroes: Battle Rondo accounted for 4.8%, while Tsukimichi: Moonlit Fantasy accounted for 7.6%. Revenue from this developer represented less than 10% of our total revenue for the fiscal years ended July 31, 2024 and 2023. No other game developer contributed more than 10% of our revenue for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023. If we fail to partner with skilled game developers capable of producing games that meet these criteria, our ability to attract and monetize end-users will be impaired. This would not only limit our revenue potential but also negatively impact our overall operating results.

Furthermore, game developers are our customers, and our ability to attract and retain talented and experienced developers is essential to our success. We strive to provide game developers with comprehensive services that meet their needs, including access to high-quality intellectual property, a robust distribution platform, and tools to monetize their games effectively. If we fail to meet the expectations of game developers or to provide them with the necessary support and resources to succeed on our platform, we risk losing their business. This would limit the availability of high-quality and engaging games on our platform, diminishing our ability to attract end-users and generate revenue from in-game purchases. Consequently, maintaining strong relationships with game developers by addressing their needs and enhancing their experience on our platform is critical to sustaining our revenue growth and operational success.

Achieve and Maintain Successful End-user Engagement and Adapting to Changing Player Preferences

Achieving and maintaining successful end-user engagement and adapting to changing player preferences are critical factors that directly impact our operating results. Since all of our revenue is ultimately derived from a share of gamers’ in-game purchases, our ability to sustain and grow revenue depends on keeping players engaged and motivated to make purchases within the games distributed on our platform. If gamers lose interest or no longer wish to make in-game purchases, not only would our revenue decrease, but we would also fail to help game developers monetize their games effectively, jeopardizing our relationships with developers and our overall business model.

The gaming industry is intensely competitive, and we face challenges from larger competitors with greater resources and broader market reach. In addition to direct competitors in the gaming industry, we also compete with companies across the general entertainment sector, as gamers have a wide range of entertainment options vying for their time and attention. This dynamic creates additional pressure to deliver highly engaging and relevant content to retain users and sustain revenue.

Moreover, gamers’ preferences evolve frequently and significantly, making it difficult to consistently align the games distributed on our platform with their changing tastes. If we fail to anticipate and adapt to these shifts in preferences, the games on our platform may not resonate with players, resulting in lower engagement, reduced in-game purchases, and declining revenue. To remain competitive and sustain our operating results, it is imperative that we successfully engage players and adapt to their evolving preferences while navigating the competitive pressures of the industry.

Effectively Manage Game Marketing and Other Operating Expenses in a Cost-Effective Manner

Effectively managing game marketing and other operating costs in a cost-effective manner is a significant factor that directly impacts our operating results. We incur substantial marketing expenses to attract end-users to our platform, raise awareness of our games, and encourage gameplay and in-game purchases. Additionally, we invest in maintaining and enhancing our platform to meet the demands of a technology-driven industry that is constantly evolving. If we fail to manage these costs efficiently, our cost of revenue and operating expenses will increase, negatively affecting our operating income. Balancing the need to invest in user acquisition, platform improvements, and technology upgrades while maintaining cost-effectiveness is critical to sustaining our financial performance. Ineffective cost management could result in diminished profitability and hinder our ability to compete in the highly competitive gaming industry.

Key Operating Metrics

The following table includes our key operating metrics for the six months ended January 31, 2025 and 2024, and the year ended July 31, 2024 (“Fiscal 2024”) and 2023 (“Fiscal 2023”).

	For the Six Months Ended January 31,		For the Years Ended July 31,
	2025	2024	2024	2023
Gross in-game purchase amount(1)	$49,125,267	$41,929,805	$84,461,982	$81,388,946
Paying daily active users (“PDAUs”)(2)	16,373	15,966	16,446	13,541
Daily active users (“DAUs”)(2)	247,379	179,892	197,100	189,985
PDAUs to DAUs ratio	6.62%	8.88%	8.34%	7.13%
Paying monthly active users (“PMAUs”)(3)	76,684	54,978	62,621	47,088
Monthly active users (“MAUs”)(3)	3,269,618	2,077,715	2,301,929	2,170,678
PMAUs to MAUs ratio	2.35%	2.65%	2.72%	2.17%
DAUs to MAUs ratio	21.35%	29.04%	26.26%	28.76%
PDAUs to PMAUs ratio	7.57%	8.66%	8.56%	8.75%
ARPPDAU	$16.31	$14.27	$14.07	$16.47
ARPDAU	$1.08	$1.27	$1.17	$1.17
ARPPMAU	$106.77	$127.11	$112.40	$144.04
ARPMAU	$2.50	$3.36	$3.06	$3.12
Day 1 retention rate for paying users(4)	60.74%	66.52%	62.7%	71.7%
Day 7 retention rate for paying users(4)	38.47%	46.33%	41.0%	49%
Day 30 retention rate for paying users(4)	18.47%	25.46%	21.3%	27.9%
Day 1 retention rate for active users(5)	5.86%	6.32%	6.2%	5.2%
Day 7 retention rate for active users(5)	2.16%	2.57%	2.4%	2.1%
Day 30 retention rate for active users(5)	0.85%	1.08%	0.9%	0.9%
Return on advertisement spend (“ROAS”)	105.8%	96.6%	99.3%	130.3%

____________

(1)      “Gross in-game purchase amount” means the total in-purchase amounts, or top-ups, paid by end-users for games on G123.jp platform.

(2)      PDAUs and DAUs for each period represents the average number of PDAUs and DAUs across all the days of the respective period.

(3)      PMAUs and MAUs for each period represents the average number of PMAUs and MAUs across all the months of the respective period.

(4)      Paying user retention rate is calculated by dividing the number of paying users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who made their first in-game purchase in that game on Day 0. Pay user retention rate is measured on a per-game basis and reflects whether the same paying user returns to the same game following their initial purchase activity. We track paying user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level paying user retention rate as the average of the paying user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

(5)      Active user retention rate is calculated by dividing the number of users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who played that game for the first time on Day 0 and initiated gameplay by creating a character role on that day. Active user retention rate is measured on a per-game basis and only includes new users to that specific game. We track active user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level active user retention rate as the average of the active user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

We remain focused on expanding our active user base, increasing the conversion of active users into paying users, and enhancing overall platform monetization and profitability. To support these goals, we continue to collaborate with leading game developers and IP providers to launch and distribute compelling content that drives user engagement and in-game purchases. At the same time, we actively monitor and optimize our ROAS to ensure efficient user acquisition and marketing effectiveness. To calculate ROAS, we track the number of created users as part of our key operating metrics. However, the cohort of created users in any particular year may not be representative of cohorts in other years, and such metric is not necessarily indicative of our past or future performance. Variations in user behavior, game mix, and marketing channels across different cohorts may impact the relevance or comparability of ROAS or other related metrics across periods. See “Risk Factors — Risks Related to Our Business and Industry — Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.”

For the six months ended January 31, 2025 and the fiscal years ended July 31, 2024 and 2023, our average daily active users (“DAUs”) were approximately 247,379, 197,100 and 189,985, respectively. Over the same periods, our average paying daily active users (“PDAUs”) were approximately 16,373, 16,446 and 13,541, respectively.

For the six months ended January 31, 2025 and the fiscal years ended July 31, 2024 and 2023, our average monthly active users (“MAUs”) were approximately 3.27 million, 2.30 million, and 2.17 million, respectively. Over the same periods, our average paying monthly active users (“PMAUs”) were approximately 76,684, 62,621, and 47,088, respectively. The increases in DAUs, PDAUs, MAUs and PMAUs reflect the continued expansion of our game portfolio, our marketing initiatives, and our efforts to work with IP licensors and developers to bring attractive content to market.

Gross in-game purchase amounts, which represent total end-user spending on our platform before revenue-sharing deductions, were approximately US$49.1 million, US$84.5 million, and US$81.4 million for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively.

Our ROAS was approximately 105.8%, 99.3%, and 130.3% for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively. The decline in ROAS in fiscal 2024 compared to fiscal 2023 was primarily due to a significant increase in advertising costs across major digital platforms. Specifically, our average cost to acquire a new user through advertising increased by approximately 24.0% in the fiscal year ended July 31, 2024, compared to the prior year. Despite this trend, we maintained a ROAS of 105.8% in the six months ended January 31, 2025, reflecting disciplined marketing execution and a focus on higher-quality content that drives user spending.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from providing a comprehensive suite of services, including providing access to IP-related content for game development, online gaming distribution, game development support, and game marketing and advertising services, to game developers. Our revenue is variable and directly derived from a share of in-game purchases made by end-users, with a fixed proportion of these purchases representing our compensation. See “Business — Our Win-Win Monetization Model” for details about how we generate our revenues.

Cost of Revenue

Our cost of revenue primarily consists of the costs that are directly related to providing our platform and services to game developers, who are our customers. These costs include royalty fees paid to intellectual property holders, costs associated with the maintenance of our G123.jp game distribution platform, and transaction fees for payment processing and others.

We expect our cost of revenues to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economics of scale and improvement of operation efficiency.

General & Administrative Expenses

Our general and administrative expenses primarily consist of (i) payrolls for administrative staff and management team, (ii) depreciation and amortization, (iii) general office and administrative expenses, including rent and insurance, and (iv) others.

We expect our general and administrative expenses will increase in absolute amount in the foreseeable future as we continue to increase our general and administrative functionalities to support the future expansion of our business, and following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses, investor relations activities, and other administrative and professional services.

Research and Development Expenses

Our research and development expenses primarily consist of (i) payrolls for our in-house research and development staff, and (ii) expenses related to advance fees paid to the third-party game developers that we deemed to be unrecoverable.

We believe that continued investment in research and development is key to our future growth. We expect to continue to invest in research and development of our technology and content to improve users’ gaming experience, while continuously increasing efficiency. Therefore, we expect that our research and development expenses to further increase as a percentage of our total revenues in the foreseeable future.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of (i) advertising and marketing expenses, (ii) compensation paid to sales and marketing employees, (iii) expenses generated from marketing activities, such as meeting and travel expenses, and (iv) others.

We adopt an efficient marketing strategy to enhance our platform’s brand awareness and user engagement primarily through online marketing channels. We plan to continue to invest in sales and marketing to promote our brand awareness, retain existing users and attract new users in the long terms, while continuously enhancing marketing efficiency to strengthen our profitability, including the adoption of advanced AI marketing tools. As a result, we expect our sales and marketing expenses to further increase as a percentage of our total revenues in the foreseeable future.

Results of Operations

The following table sets forth a summary of our combined results of operations for the periods indicated. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Results of Operations for the six months ended January 31, 2025 and 2024

	For the Six Months Ended January 31,		Change
	2025 (Unaudited)	2024 (Unaudited)	Amount	%
Revenue	$41,213,907	$33,444,464	7,769,443	23.2%
Cost and expenses:
Cost of revenue	9,942,740	7,808,156	2,134,584	27.3%
General & administrative expenses	4,507,982	2,193,904	2,314,078	105.5%
Research & development expenses	1,322,913	703,667	619,246	88.0%
Sales and marketing expenses	25,982,034	17,236,140	8,745,894	50.7%
Total cost and expenses	41,755,669	27,941,867	13,813,802	49.4%

Income (loss) from operations	(541,762)	5,502,597	(6,044,359)	(109.8)%

Other income/(expenses):
Interest income, net	282,507	708	281,799	39,802.1%
Foreign Currency Transaction gain (loss)	221,056	331,852	(110,796)	(33.4)%
Other income	292,677	135,148	157,529	116.6%
Other income, net	796,240	467,708	328,532	70.2%
Income before income tax expense	254,478	5,970,305	(5,715,827)	(95.7)%
Income tax expense (benefit)	(384,307)	1,999,078	(2,383,385)	(119.2)%
Net income	638,785	3,971,227	(3,332,442)	(83.9)%

Revenue

For the six months ended January 31, 2025, revenue increased by approximately US$7.8 million, or 23.2%, compared to the same period in the prior fiscal year. This increase was primarily attributable to revenue contributions from new game launches. Between February 1, 2024 and January 31, 2025, we launched 10 new games on our platform, which collectively generated approximately US$12.9 million in revenue during the six months ended January 31, 2025.

Among these new titles, So I’m a Spider, So What? Ruler of the Labyrinth, launched on October 23, 2024, contributed approximately US$6.5 million in revenue from its launch through January 31, 2025. This title, based on the well-known anime intellectual property So I’m a Spider, So What?, became our second-highest grossing game for the period, surpassing Queen’s Blade: Limit Break.

The overall increase in revenue was partially offset by a net decrease of approximately US$5.1 million from existing games, due to a decline in user engagement and in-game spending as these titles progressed through later stages of their respective lifecycles.

Revenue increased across all major geographic markets for the six months ended January 31, 2025, compared to the same period in the prior fiscal year. Revenue generated from end-users in Japan increased by approximately US$1.9 million, or 7.1%. Revenue from end-users in Korea increased by approximately US$2.9 million, or 196.6%, while revenue from end-users in Taiwan, Hong Kong, and Macau collectively increased by approximately US$0.9 million, or 73.6%. Revenue from end-users in North America increased by approximately US$0.8 million, or 39.5%.

As a percentage of total revenue, revenue from end-users in Japan decreased from approximately 82.0% for the six months ended January 31, 2024 to approximately 71.2% for the six months ended January 31, 2025. Meanwhile, the combined contribution of revenue from end-users in Korea, Taiwan, Hong Kong, Macau, and North America increased to approximately 23.2% for the six months ended January 31, 2025, up from approximately 14.5% for the same period in the prior fiscal year.

This shift in geographic revenue mix reflects the Company’s ongoing market diversification strategy and the success of recent expansion efforts outside of Japan, particularly in North East Asia and North America.

Cost of Revenue

For the six months ended January 31, 2025, cost of revenue increased by approximately US$2.1 million, or 27.3%, compared to the same period in the prior fiscal year. The increase was primarily attributable to the significant growth in revenue over the comparative period. As a percentage of revenue, cost of revenue represented approximately 24.1% and 23.3% for the six months ended January 31, 2025 and 2024, respectively.

The increase in cost of revenue was primarily driven by higher royalty fees, which increased by approximately US$1.6 million, or 47.1%, as we paid a greater share of revenue to IP holders in connection with increased monetization of licensed titles. Transaction-related fees also rose by approximately US$0.7 million, or 42.9%, and server usage fees increased by approximately US$0.3 million, or 31.3%, both of which were driven by higher platform activity and user engagement during the current period.

These increases were partially offset by a decrease of approximately US$0.7 million, or 46.3%, in platform maintenance costs. The reduction was due to the continued stabilization and maturity of our platform infrastructure, which required fewer maintenance activities compared to the same period in the prior fiscal year.

General & Administrative Expenses

For the six months ended January 31, 2025, general and administrative expenses increased by approximately US$2.3 million, or 105.5%, compared to the same period in the prior fiscal year. The increase was primarily driven by our ongoing expansion efforts in Taipei and Shanghai to support future growth and operational scale.

Key components contributing to the increase included: a) An increase of approximately US$0.9 million in salary costs, primarily due to additional headcount and personnel-related expenses in our newly established offices; b) An increase of US$0.6 million in professional fees, primarily attributable to audit services related to the IPO; c) An increase of approximately US$0.3 million in rent expenses; and d) An increase of approximately US$0.2 million in office supplies.

These increases reflect our continued investment in administrative infrastructure to support our operational growth in key geographic locations.

Research and Development Expenses

For the six months ended January 31, 2025, research and development expenses increased by approximately US$0.6 million, or 88.0%, compared to the same period in the prior fiscal year. This increase was primarily driven by an increase of approximately US$0.7 million, or 169.8%, in impairment charges related to advance payments made to third-party game developers.

As of January 31, 2025 and July 31, 2024, our valuation provisions for advances to game developers represented approximately 29.6% and 36.0%, respectively, of gross outstanding advance balances. These relatively high reserve ratios reflect earlier strategic decisions to engage with less experienced developers and to pursue games based on lesser-known intellectual property (IP), both of which contributed to a higher risk of underperformance and unrecoverable advances. While many of these developers had prior experience launching games, they lacked repeatable development models, making it more challenging to assess the likely commercial viability of their projects.

In addition, several titles based on lesser-known IPs experienced weaker-than-expected market reception, further impacting revenue generation and impairing our ability to recover upfront development payments.

In response to these challenges, we have enhanced our developer selection framework. Specifically, we have implemented a more rigorous vetting process informed by insights from prior partnerships, focusing on developers with demonstrated success potential. We have also expanded our collaborations with developers who have previously launched successful games on our platform, enabling us to replicate proven performance outcomes.

Sales and Marketing Expenses

For the six months ended January 31, 2025, sales and marketing expenses increased by approximately US$8.7 million, or 50.7%, compared to the same period in the prior fiscal year. The increase was primarily driven by a significant rise in advertising expenditures, which grew by approximately US$8.5 million, or 52.7%, over the comparative period.

This increase in advertising expenses was largely attributable to intensified promotional campaigns aimed at supporting the launch of new game titles and expanding our user base in markets outside of Japan, including Korea, North America, and other key regions. These efforts reflect our strategic focus on international market penetration and revenue diversification.

Interest Income, net

In the six months ended January 31, 2025, our interest income, net increased by approximately US$0.3 million, compared to the same period in the prior fiscal year. The significant increase in our interest income is primarily due to the fact that we deposited approximately US$10.0 million cash in Singapore in USD to benefit from increased interest rate in the U.S.

Foreign Currency Transaction Gain (Loss)

For the six months ended January 31, 2025, we had foreign currency transaction gain of approximately US$0.2 million as compared to foreign currency transaction gain of approximately US$0.3 million in the six months ended January 31, 2024. The foreign currency transaction gain is primarily due to we and a significant number of third-party game developers with games distributed on our platform agree to settle remaining advances balances in U.S. dollar and subsequently Japanese Yen depreciated significantly to U.S. dollars.

Other Income

For the six months ended January 31, 2025, our other income increased by approximately US$0.2 million or 116.6%, compared to the same period in the prior fiscal year. The increase is primarily due to increase of approximately US$0.2 million in income generated from our investment in films and television programs.

Income Tax Expense

For the six months ended January 31, 2025, we recorded an income tax provision of approximately US$0.4 million, compared to an income tax expense of approximately US$2.0 million for the same period in the prior fiscal year. The decrease in income tax expense was primarily attributable to pre-tax losses incurred in certain jurisdictions during the current period.

Our effective income tax rate was (151.0%) for the six months ended January 31, 2025, compared to 33.5% for the six months ended January 31, 2024. The negative effective tax rate in the current period was primarily driven by the geographic mix of our earnings, including losses in jurisdictions with relatively higher statutory tax rates, such as Japan, and income generated in jurisdictions with lower enacted tax rates, such as Singapore, Taiwan, and Shanghai. These jurisdictional shifts resulted in a lower consolidated effective tax rate compared to the prior period.

Net Income

As a result of foregoing, our net income decreased by about US$3.3 million or 83.9% from about US$4.0 million in the six months ended January 31, 2024 to about US$0.6 million in the six months ended January 31, 2025.

Comparison of Results of Operations for the years ended July 31, 2024 and 2023

	For the years ended July 31,		Change
	2024	2023	Amount	%
Revenue	$68,424,577	$62,944,073	$5,480,504	8.71%
Cost and expenses:
Cost of revenue	16,211,779	17,049,167	(837,888)	(4.91)%
General & administrative expenses	5,177,570	4,473,647	703,923	15.73%
Research & development expenses	952,440	2,913,436	(1,960,996)	(67.31)%
Sales and marketing expenses	39,426,506	32,919,491	6,507,015	19.77%
Total cost and expenses	61,768,295	57,355,741	4,412,554	7.69%

Income from operations	6,656,282	5,588,332	1,067,950	19.11%

Other income/(expenses):
Interest income, net	300,985	41,035	259,950	633.48%
Foreign Currency Transaction gain (loss)	784,674	(566,100)	1,350,774	(238.61)%
Other income	454,286	173,291	280,995	162.15%
Other income/(expense), net	1,539,945	(351,774)	1,891,719	(537.77)%
Income before income tax expense	8,196,227	5,236,558	2,959,669	56.52%
Income tax expense	2,218,588	1,838,174	380,414	20.70%
Net income	$5,977,639	$3,398,384	$2,579,255	75.90%

Revenue

For the year ended July 31, 2024, our revenue increased by approximately US$5.5 million, or 8.71%, compared to the year ended July 31, 2023. This growth was primarily driven by the increase of revenue generated from new games launched in the year ended July 31, 2024. In the year ended July 31, 2024, we launched 15 new games on behalf of game developers, generating a total revenue of approximately US$12.6 million in the same period. Additionally, two games launched in June 2023 contributed significantly to our financial performance in the year ended July 31, 2024, with revenue from these two titles increased by approximately US$6.9 million compared to the prior year. This overall increase was partially offset by a decline in revenue of approximately US$14.4 million from games launched prior to the fiscal year of 2022. The decrease in revenue from these older games was primarily attributable to a decline in player engagement and in-game purchases as the lifecycle of these games progressed.

Additionally, comparing revenue by end-users’ geographic locations, revenue generated by end-users in all major geographic locations increased from the year ended July 31, 2023 to the year ended July 31, 2024. Specifically, revenue generated from end-users in Japan increased by approximately US$4.6 million or 8.98%, revenue generated from end-users in Taiwan, Hong Kong and Macau collectively increased by about US$0.6 million or 25.07%, revenue generated from end-users in North America increased by about US$0.1 million or 2.57%, revenue generated from end-users in Korea increased by approximately US$0.1 million or 6.01%.

Cost of Revenue

In the year ended July 31, 2024, our cost of revenue decreased by approximately US$0.8 million, or 4.91%, compared to the year ended July 31, 2023, primarily due to a reduction in costs of royalty fees and platform maintenance expenses. Costs of royalty fees decreased by approximately US$0.8 million, or 10.62%, largely due to an approximate 8% depreciation of the Japanese Yen against the U.S. Dollar, as we settle payments to intellectual property holders in Japan using Japanese Yen. Platform maintenance costs declined by approximately US$0.2 million, or 2.76%, as we utilized our IT teams located in Japan, whose salaries are paid in Japanese Yen. While the salaries of our IT team slightly increased as we expanded our IT team year over year in local currency terms, the depreciation of the Japanese Yen contributed to the overall cost savings. The decrease was partially offset by increase of transactions fees of approximately $0.2 million or 4.18% comparing the year ended July 31, 2023 to the year ended July 31, 2024 as our in-game purchases increased year-over-year. These currency exchange rate fluctuations were the primary drivers of the decrease in our cost of revenue for the year ended July 31, 2024.

General & Administrative Expenses

In the year ended July 31, 2024, our general and administrative expenses increased by approximately US$0.7 million, or 15.73%, compared to the year ended July 31, 2023. This increase was primarily driven by a US$0.4 million, or 100.66%, rise in depreciation and amortization expenses and a US$0.3 million, or 20.21%, increase in rental expenses. These increases were largely attributable to our expansion efforts in Singapore, Taiwan, and China, where we leased new office spaces and acquired additional equipment to support our transition to a more global operation.

Research and Development Expenses

In the year ended July 31, 2024, our research and development expenses decreased by approximately US$2.0 million, or 67.31%, compared to the year ended July 31, 2023. This reduction was primarily driven by a US$2.0 million, or 81.78%, decrease in impairment costs related to advance fees paid to third-party game developers. The decline in impairment costs was largely due to our collaboration with more established and experienced game developers, resulting in fewer less-playable game launches and a lower incidence of games failing during the development process by the third-party game developers.

As of July 31, 2024, and 2023, our valuation provisions for advances to game developers were approximately 36% and 43% of gross advance balances, respectively. This was primarily due to our earlier engagement with less experienced game developers and the use of less well-established IPs, which led to a higher risk of game underperformance or failure. Many of these developers had prior game launches but lacked sustainable and repeatable development models, making it difficult for us to predict their game performance and recover advances. Additionally, the weaker market reception of games based on lesser-known IPs further impacted revenue generation and advance recoverability.

To address these challenges, we have refined our developer selection process, leveraging insights from past partnerships to identify developers with higher success potential. We have also expanded collaborations with game developers who have previously launched successful games on our platform, allowing us to replicate past successes. These efforts have led to a steady decline in valuation provisions, from 50.92% as of July 31, 2022, to 43.07% in 2023, and further to 36.00% in 2024. This trend reflects improved advance recoverability, better resource allocation, and a reduction in impairment costs.

Sales and Marketing Expenses

In the year ended July 31, 2024, our sales and marketing expenses increased by approximately US$6.5 million, or 19.77%, compared to the year ended July 31, 2023. This increase was primarily driven by a significant rise in advertising expenses, which grew by approximately US$6.2 million, or 20.04%, year-over-year. The increase in advertising expenditures was mainly attributable to promotional activities for the launch of 15 new games and our ongoing efforts to expand and develop global markets outside of Japan.

Interest Income, net

In the year ended July 31, 2024, our interest income, net increased by approximately US$0.3 million or 633.48%, compared to the year ended July 31, 2023. The significant increase in our interest income is primarily due to the fact that we deposited approximately US$13.0 million cash in Singapore in USD to benefit from increased interest rate in the U.S.

Foreign Currency Transaction Gain (Loss)

In the year ended July 31, 2024, we had foreign currency transaction gain of approximately US$0.8 million as compared to foreign currency transaction loss of approximately US$0.6 million in the year ended July 31, 2023. The foreign currency transaction gain in the year ended July 31, 2024 is primarily due to we and a significant number of third-party game developers with games distributed on our platform agree to settle remaining advances balances in U.S. dollar and subsequently Japanese Yen depreciated significantly to U.S. dollars. The foreign currency transaction loss in the year ended July 31, 2023 is primarily due to depreciation in Japanese Yen to U.S. dollars in the year ended July 31, 2023.

Other Income

In the year ended July 31, 2024, our other income increased by approximately US$0.3 million or 162.15%, compared to the year ended July 31, 2023. The increase is primarily due to increase of approximately US$0.2 million or 212.56% in income generated from our investment in films and television programs.

Income Tax Expense

In the year ended July 31, 2024, our income tax expense increased by approximately US$0.4 million, or 20.70%, compared to the year ended July 31, 2023, primarily due to an increase in income before income taxes driven by significant year-over-year revenue growth. However, our effective income tax rate decreased from approximately 35.10% in the year ended July 31, 2023 to 27.07% in the year ended July 31, 2024. This reduction in the effective tax rate was mainly attributable to our expansion into regions with relatively lower enacted corporate income tax rates, such as Singapore, Taiwan, and Shanghai, compared to Japan.

Net Income

As a result of foregoing, our net income increased by about US$2.6 million or 75.90% from about US$3.4 million in the year ended July 31, 2023 to about US$6.0 million in the year ended July 31, 2024.

Liquidity and Capital Resources

As of January 31, 2025, we had approximately US$15.1 million in cash and cash equivalents and net working capital of approximately US$6.5 million. As of July 31, 2024, we had approximately US$14.5 million in cash and cash equivalents and net working capital of approximately US$6.1 million.

In the six months ended January 31, 2025, we generated approximately US$2.6 million cash from our operating activities. In the years ended on July 31, 2024 and 2023, we generated approximately US$1.7 million and US$2.6 million cash from our operating activities, respectively. Our principal sources of liquidity have been cash generated from our operations and we have been able to meet our working capital needs in the past, and based on our current operating plan, we believe that cash on hand and cash generated from operation will be sufficient to support our working capital needs for the next 12 months from the date of this prospectus. Our future cash requirements will depend on many factors, including our rate of revenue growth and the expansion of our sales and marketing activities. We also may invest in or acquire complementary businesses, applications or technologies.

Cash flows for the six months ended January 31, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended January 31,
	2025 (Unaudited)	2024 (Unaudited)
Net cash provided by operating activities	$2,585,143	$1,553,355
Net cash used in investing activities	(678,657)	(458,669)
Net cash used in financing activities	(639,872)	—
Effect of exchange rate changes	(658,886)	(419,129)
Net change in cash, cash equivalent and restricted cash	607,728	675,557
Cash, cash equivalent and restricted cash, beginning of the period	14,594,265	14,992,853
Cash, cash equivalent and restricted cash, end of the period	$15,201,993	$15,668,410

Operating activities

For the six months ended January 31, 2025, our net cash provided by operating activities was approximately US$2.6 million, which was primarily attributable to (i) net income of approximately US$0.6 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$3.2 million, which primarily include US$1.3 million of depreciation and amortization expenses, US$1.0 million of amortization of right-of-use asset and about US$1.1 million impairment of advance to game developers; (iii) net decrease in cash and cash equivalents of about US$1.2 million related to changes in operating assets and liabilities, which primarily consists of US$1.1 million decrease in lease liabilities, US$0.7 million increase in prepaid royalties, US$0.7 million decrease in accrued expenses and other current liabilities, US$0.5 million decrease in accounts payable and US$0.5 million decrease in taxes payables. The use of cash and cash equivalents from the changes in operating assets and liabilities is partially offset by increase of about US$2.0 million in accrued advertising expenses due to overall increasing in advertising expenditure.

For the six months ended January 31, 2024, our net cash provided by operating activities was approximately US$1.6 million, which was primarily attributable to (i) net income of approximately US$4.0 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$2.4 million, which primarily include US$0.4 million impairment of advance to game developers, US$0.9 million in deferred income tax expenses, US$0.8 million amortization of right-of-use asset and US$0.8 million in depreciation and amortization expenses; (iii) net decrease in cash and cash equivalents of approximately US$4.8 million from changes in operating assets and liabilities, which primarily includes increase in advance to game developers of about US$1.6 million, an increase of US$0.7 million in prepaid royalties, an decease of about US$1.6 million in accounts payable, an decrease of about US$0.9 million in lease liabilities and an decrease of about US$0.7 million in accrued expenses and other current liabilities. The decrease in cash and cash equivalents is partially offset by increase in taxes payables of about $1.0 million.

Investing Activities

For the six months ended January 31, 2025, we used about US$0.7 million in investing activities which primarily consists of US$0.4 million used to provide a loan to a third-party game developer to support their operations and US$0.2 million used to purchase property and equipment.

For the six months ended January 31, 2024, we used about US$0.5 million in investing activities which primarily consists of US$0.5 million investment in property and equipment.

Financing Activities

For the six months ended January 31, 2025, we used about US$0.6 million in financing activities, including primarily US$0.7 million related to payment of deferred offering costs.

Cash flows for the years ended July 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended July 31,
	2024	2023
Net cash provided by operating activities	$1,587,647	$2,559,151
Net cash used in investing activities	(1,173,730)	(485,236)
Net cash provided by financing activities	—	—
Effect of exchange rate changes	(812,504)	(998,138)
Net change in cash, cash equivalent and restricted cash	(398,587)	1,075,777
Cash, cash equivalent and restricted cash, beginning of the year	14,992,852	13,917,075
Cash, cash equivalent and restricted cash, end of the year	$14,594,265	$14,992,852

Operating activities

For the year ended July 31, 2024, our net cash provided by operating activities was approximately US$1.6 million, which was primarily attributable to (i) net income of approximately US$6.0 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$5.1 million, which primarily include US$2.1 million of depreciation and amortization expenses, US$1.6 million of amortization of right-of-use asset and about US$1.7 million deferred tax expenses; (iii) net decrease in cash and cash equivalents of about US$9.5 million related to changes in operating assets and liabilities, which primarily consists of US$4.6 million increase in advance to game developers and US$2.1 million increase in prepaid royalties for new IP licenses related new games that expected to be released in the year ending July 31, 2025 and increase of prepaid expenses and other current assets of about US$1.5 million due to significant increase in prepaid consumption taxes in Japan and decrease of about US$1.9 million in operating lease liabilities due to periodic lease payments made. The use of cash and cash equivalents from the changes in operating assets and liabilities is partially offset by increase of about US$0.9 million in accrued advertising expenses due to overall increasing in advertising expenditure.

For the year ended July 31, 2023, our net cash provided by operating activities was approximately US$2.6 million, which was primarily attributable to (i) net income of approximately US$3.4 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$7.2 million, which primarily include US$2.5 million impairment of advance to game developers, US$1.8 million in deferred income tax expenses, US$1.4 million amortization of right-of-use asset and US$0.8 million of impairment of prepaid royalties; (iii) net decrease in cash and cash equivalents of approximately US$8.1 million from changes in operating assets and liabilities, which primarily includes increase in advance to game developers of about US$7.6 million and increase in prepaid royalties of about US$1.9 million for new IP licenses related new games that expected to be released in the year ended July 31, 2024 and decrease in accrued expenses and other current liabilities of about US$1.0 million due to a trench of royalties to be paid to IP holders were not completed until August 2022. The decrease in cash and cash equivalents is partially offset by decrease in prepaid expenses and other current assets of about US$2.5 million due to significant amount of overpaid corporate tax and consumption tax receivable in the year ended July 31, 2022 was subsequently received in the year ended July 31, 2023 and increase in accounts payable of about US$1.1 million due to increased unpaid revenue share to game developers as a result of increase in end-users’ in-game purchases.

Investing Activities

For the year ended July 31, 2024, we used about US$1.2 million in investing activities which primarily consists of US$0.7 million used for purchase of property and equipment and about US$0.6 million in investments in films and television programs.

For the year ended July 31, 2023, we used about US$0.5 million in investing activities which primarily consists of US$0.6 million investment in films and television programs.

Capital expenditure

Our capital expenditures are incurred primarily in connection with investment in films and television programs and purchase of property and equipment. Our capital expenditures were approximately US$0.2 million, US$1.3 million and US$0.7 million for the six months ended January 31, 2025 and for the years ended July 31, 2024 and 2023, respectively.

We expect our capital expenditure to continue to be significant in the foreseeable future as we expand our business, enhance research and development capabilities, and improve operation efficiency and production capacity.

Our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments as of January 31, 2025:

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Lease obligations	$4,534,725	2,494,144	2,040,581	—	—
Total	$4,534,725	2,494,144	2,040,581	—	—

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Estimates

We prepare our combined financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates, and assumptions based on our historical experience, knowledge, assessment of current business and other conditions, and our expectations regarding the future based on available information. This forms our basis for making judgments about matters that are not readily apparent from other sources. Given that the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our combined financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include: (i) revenue recognition; (ii) advance to game developers; (iii) prepaid royalties; and (iv) income taxes. See “Note 2 — Summary of Significant Accounting Policies” to our combined financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Expected credit loss

We adopted Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 326 “Financial Instruments — Credit Losses” (“ASC 326”) on August 1, 2023 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on our combined financial statements.

Our accounts receivable and other receivables which is included in the prepaid expenses and other current assets, net line item in the consolidated balance sheets are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, we estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. For other receivables, we uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Valuation provision for advance to game developers

We entered into game service agreements with selected game developers with a proven track record of successfully launching games that drive substantial in-game purchases or strong end-user engagement to provide game developers among other things, game distribution services. To support the game developers in the development of games, we also agree to provide them non-interest bearing advances to game developers to support their game development activities. These advances are repaid through future revenue shares after games developed are released and distributed through our game distribution platform. We assessed the recoverability of the advances to game developers upon initial recognition and subsequently whenever there are indications that the carrying value of the advance to game developers may exceed the amount of consideration we expects to receive in the future. In such evaluation, we considers factors including but not limited to a) the popularity of the original intellectual property (“IP”) on which the developed game is based; b) the technology and experience of the game developers; and c) our previous experience with similar IPs and games. Advance to game developers that does not meet the capitalization criteria or subject to impairment are recorded as research and development expenses immediately.

Impairment of prepaid royalties

We contracted with licensors and distribution affiliates to obtain licenses related to their intellectual property assets that are derived from their Japanese animation products. Certain of these contracts include minimum guaranteed royalty payments which require us to pay the minimum guaranteed royalty payments in advance. The prepaid royalty payments related to niche titles with low expected monetization is expensed when incurred. Prepaid royalties expected to be recovered through future royalty payment deductions are initially capitalized and subsequently expensed as they are offset against future royalty payments. Each quarter, we evaluates the expected future realization of the prepaid royalties by comparing the undiscounted future cash flows and the carrying value of the prepaid royalties. If an impairment exists, then the related assets are written down to fair value. The amortization and impairment expenses related to royalties are recorded in the IP costs in the consolidated statements of comprehensive income.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and investment in films and television programs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Quantitative and Qualitative Disclosures about Market Risk

Political and economic risk

We distribute games to global end users on behalf of game developers. For the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, a significant portion of our revenue is ultimately contributed by end users in Japan, United States, South Korea and Taiwan. Accordingly, our business, financial conditions, and results of operations may be influenced by political, economic, and legal environments in Japan, the United States, South Korea and Taiwan, as well as by the general state of these economies. Our results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, the United States, South Korea and Taiwan. Although we have not experienced losses from these situations in the past and believe that we are currently in compliance with existing laws and regulations, we are exposed to political and economic risks that may adversely affect our performance in the future.

Credit risk

Financial instruments that potentially expose us to credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables of prepayments and other current assets, and amounts due from related parties. We place our cash and cash equivalents and restricted cash in various financial institutions in Japan and Singapore. We believe that no significant credit risk exist as these financial institutions are with high credit ratings.

Accounts receivable are typically unsecured and derived from in-transit end-user top-ups to be received from third-party payment processing companies, such as PayPal. These balances are generally settled within a period of a few days to a week. Historically, we have not experienced any credit losses related to uncollected end-user top-ups due from the third-party payment processing companies. There has been no uncollected accounts receivable as of January 31, 2025, July 31, 2024 and 2023.

Concentration risk

For the six months ended January 31, 2025 and the fiscal years ended July 31, 2024 and 2023, majority of the Group’s assets were located in Japan and Singapore.

The Group’s revenue was ultimately generated by end-users in-game purchases. Revenue generated from end users located in Japan accounted for 71.2%, 81.5% and 81.3% for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively.

Revenue from significant customers and the related games representing 10% or more of the Group’s revenue for the respective years are summarized as follows:

	For the Six Months Ended January 31, 2025	For the Years Ended
		July 31, 2024	July 31, 2023
Customer A (Game: Vivid Army)	28.6%	40.3%	58.2%
Customer B (Game: Queens Blade)	11.9%	19.6%	30.9%
Customer B (Game: Strike The Blood Daybreak)	2.7%	7.4%	—%
Customer B subtotal	14.6%	27.0%	30.9%
Customer C (Game: So I’m a Spider, So What? Ruler of the Labyrinth)	15.9%	—%	—%
Customer D (Game: Legend of the Galactic Heroes: Rondo of War)	4.8%	* %	* %
Customer D (Game: Tsukimichi: Moonlit Fantasy	7.6%	* %	* %
Customer D subtotal	12.4%	* %	* %

____________

*:       Revenue from the customer and the related games representing less than 10% of the Group’s revenue for the respective years.

Accounts payable due to significant customers representing 10% of more of the Group’s accounts payable as of January 31, 2025, July 31, 2024 and 2023 are as follows:

	As of
	January 31, 2025	July 31, 2024	July 31, 2023
Customer A	51.0%	51.0%	50.2%
Customer B	10.0%	10.2%	11.7%
Customer C	11.8%	* %	* %
Customer D	* %	* %	19.0%

____________

*:       Accounts payable due to the respective customer is less than 10% as of the respective period.

Accounts receivable due from significant third-party payment processing companies representing 10% or more of the Group’s accounts receivable as of January 31, 2025, July 31, 2024 and 2023 are as follows:

	As of
	January 31, 2025		July 31, 2024	July 31, 2023
Payment processing company I	59.2%		59.0%	41.6%
Payment processing company II	*	%	13.9%	15.2%
Payment processing company III	12.2%		12.4%	* %
Payment processing company IV	*	%	11.2%	10.3%
Payment processing company V	*	%	* %	19.1%

____________

*:       Accounts receivable due from these payment processing companies as of the respective period is less than 10%.

Purchases made from significant suppliers representing 10% or more of the Group’s purchases for the six months ended January 31, 2025, and the years ended July 31, 2024 and 2023 are as follows:

	For the Six Months Ended January 31, 2025	For the Years Ended
		July 31, 2024	July 31, 2023
Supplier X	17.7%	50.9%	27.3%
Supplier Y	27.0%	10.4%	16.3%
Supplier Z	11.2%	* %	* %

____________

*:       Purchases made from the supplier for the respective period is less than 10%.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements. We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our combined financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded US$700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the audits of our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) a lack of proper system data change control and user access review control of information technology general controls (“ITGC”); and (ii) a lack of independent directors and an audit committee.

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) strengthening system data change controls and user access review processes by implementing policies and procedures to ensure proper authorization, monitoring, and documentation of IT system changes and access; (ii) retaining an external consulting firm with expertise in Sarbanes-Oxley Act (SOX) compliance to assist us in assessing and improving our internal control environment, including ITGC and financial reporting controls; and (iii) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

As of the date of this prospectus, we have improved our internal control functions by (i) engaging an external consulting firm to assist us with assessment of SOX compliance requirements and improvement of overall internal controls, including ITGC; and (ii) appointing an independent director nominee with accounting expertise and SEC reporting experience and qualifications to serve on our board of directors to strengthen our financial reporting function and to establish and maintain an appropriate financial and system control framework. We plan to take the remaining remediation measures as soon as practicable and continue to strengthen system data change controls and user access review processes by implementing policies and procedures to ensure proper authorization, monitoring, and documentation of ITS system changes and access. We expect to fully remediate our material weaknesses over the course of the fiscal year ended July 31, 2025, and the costs to remediate the material weakness are not material.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus and all tables and graphs set forth in this section has been derived from an industry report dated December 2, 2024 commissioned by us and independently prepared by Frost & Sullivan in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of the Global Online Game Market

The global online gaming market has experienced robust growth in recent years, with total revenue increasing from USD 115.1 billion in 2019 to USD 151.0 billion in 2023, representing a CAGR of 7.0%, according to Frost & Sullivan. As the market continues to mature and new technological innovations emerge, it is projected to reach USD 219.7 billion by 2028, with a CAGR of 7.8% from 2023 to 2028, according to the same source. This growth is driven by the increasing investment in game development, the rising number of gamers worldwide, and the expansion of online multiplayer experiences and in-game purchases. The following chart illustrates the total revenue of the global online games market by region for the periods indicated.

Total Revenue of Online Games (by regions), Global, 2019 – 2028E

Source: Frost & Sullivan

Mobile Games Market

The global market size of mobile games increased from USD 59.9 billion in 2019 to USD 78.5 billion in 2023, representing a CAGR of 7.0%, according to Frost & Sullivan. It is projected to further increase to USD 123.9 billion by 2028, with a CAGR of 9.6% from 2023 to 2028, according to the same source.

The widespread adoption of smartphones has drastically expanded the gaming audience, making mobile games more accessible to people of all ages and backgrounds. This has led to the rise of casual gamers, who might not have been traditional console or PC gamers but are now engaging with games in their daily routines. The ease of access, portability, and vast array of games available on mobile platforms enable players to enjoy gaming experiences virtually anywhere and at any time. This flexibility and convenience have contributed directly to the increase in the overall market size.

Additionally, the continuous advancements in mobile technology have played a pivotal role in enhancing the appeal of mobile gaming. Improvements in mobile graphics, faster processors, and stronger connectivity have enabled developers to create more visually sophisticated and interactive games. As a result, mobile games now offer an experience that rivals traditional gaming platforms, attracting a broader demographic of players who were once limited by hardware or accessibility issues. The following chart illustrates the market size of the global mobile games market in terms of capital expenditures by players and advertisers for the periods indicated.

Market Size of Mobile Games (in terms of capital expenditures by players and advertisers), Global, 2019 – 2028E

Source: Frost & Sullivan

In particular, the growth in the number of online game players and online game developers is expected to be a key driver for the expansion of the overall global online gaming market. As the player base continues to grow, fueled by increasing access to digital platforms and the rising popularity of immersive gaming experiences, game developers are expected to meet this demand with innovative content, diverse gaming experiences and new technologies. As the number of players continues to rise, so does the demand for fresh content and new gaming experiences. Players, constantly seeking novelty, exert pressure on developers to innovate. This demand pushes game creators to refine gameplay mechanics, introduce new features, and enhance graphics to keep players engaged and attract new audiences. Therefore, the interaction between players and developers forms a key part of the gaming industry value chain. Players provide feedback, shape trends, and drive demand, while developers use this feedback to create content that meets the market’s evolving needs. This synergy between player engagement and developer innovation is anticipated to significantly contribute to the sustained growth of the global online gaming industry.

Online Game Players

According to Frost & Sullivan, the number of online game players worldwide increased from 1,705.4 million in 2019 to 2,194.3 million in 2023, representing a CAGR of 6.5%. With the ongoing expansion of high-speed internet infrastructure, improvements in gaming technology, including enhanced graphics, cloud gaming, and immersive experiences like virtual reality (VR) and augmented reality (AR), are attracting more players to online games. Additionally, the growing diversity of online games, catering to different interests, age groups, and cultures, ensures a broader audience base. According to Frost & Sullivan, the number of online players is projected to increase to 3,132.9 million by 2028, representing a CAGR of 7.4% from 2023 to 2028. The following chart illustrates the number of online game players in the global online games market by region for the periods indicated.

Number of Online Game Players (by regions), Global, 2019 – 2028E

Source: Frost & Sullivan

Online Game Developers

A game developer is an individual or a team responsible for creating, designing, and programming video games. Game developers combine artistic creativity, storytelling, and technical expertise to produce interactive experiences for players across various platforms, such as consoles, PCs, mobile devices, and virtual reality systems. The number of online game developers worldwide increased from 4.4 million in 2019 to 6.3 million in 2023, representing a CAGR of 9.5%, according to Frost & Sullivan, and is expected to reach 9.9 million by 2028, representing a CAGR of 9.4% from 2023 to 2028. The following chart illustrates the number of online game developers in the global online games market for the periods indicated.

Number of Online Game Developers, Global, 2019 – 2028E

Source: Frost & Sullivan

Overview of H5 Games and Anime IP-based H5 Games Market

H5 Games and Anime IP-based H5 Games Market

H5 games, or HTML5 games, are browser-based games built using HTML5 technology. These games work directly in web browsers without needing extra plugins or downloads. They cover various genres, from simple puzzles to complex multiplayer games, and are often designed for mobile devices with touch controls and short, easy-to-play sessions. Anime IP-based H5 Games, the key branch of H5 games, integrates popular anime IP with HTML5 technology to deliver immersive experiences. By combining anime characters, storylines, and interactive gameplay, they enhance user engagement and loyalty while enabling cross-media brand and content expansion.

As essential components of the online gaming industry value chain, the following groups of industry participants form the industry value chain of H5 games and Anime IP-based H5 games, with players driving demand and developers creating innovative content to meet that demand on both sides of the value chain.

The key players involved in H5 games and anime IP-based H5 games include game developers, IP holders, game publishers, game distributors, and game players, each playing distinct but interconnected roles. Game developers are responsible for creating and designing the actual gameplay experience, translating the IP into interactive mechanics, graphics, and features. IP holders, often the original creators or owners of anime franchises, provide intellectual property and oversee how their IPs are used within the games, ensuring fidelity to the source material and leveraging their brand to attract players. Game publishers are responsible for marketing, distributing, and monetizing the game, ensuring that it reaches a broad audience and aligns with market trends. Game distributors manage the logistics of distributing the game across platforms, whether through app stores, websites, or other online channels, ensuring accessibility to players worldwide. Finally, game players are at the core of this ecosystem, engaging with the game, providing feedback, and driving demand for new content, updates, and expansions. The following chart illustrates the industry value chain of the H5 games and anime IP-based H5 games market.

Industry Value Chain of H5 Games and Anime IP-based H5 Games

Source: Frost & Sullivan

H5 Games Market

The market size of H5 games in the global decreased from USD 3,701.5 million in 2019 to USD 2,181.2 million in 2023, representing a CAGR of -12.4%, according to Frost & Sullivan. It is projected to further decrease to USD 2,024.5 million by 2028, with a CAGR of -1.5% from 2023 to 2028, according to the same source.

The convenience and accessibility of mobile devices have led to an increase in casual gaming, which contributes significantly to the overall gaming market growth. However, this shift has also led to a decrease in the time and resources allocated to the H5 games, as mobile gaming often serves as a more convenient alternative.

Another factor contributing to the slight decline in the global H5 games market is the competition from other forms of digital entertainment, such as short video services and streaming platforms. Short video platforms, for example, have seen rapid growth, with users spending more time on these platforms compared to traditional games. This increase in engagement with short video services has led to a decrease in the time spent on H5 games, as users are drawn to the interactive and immediate nature of short video content, which can be consumed on-the-go and fits into their busy lifestyles. The following chart illustrates the market size of the global H5 games market in terms of capital expenditures by players and advertisers for the periods indicated.

Market Size of H5 Games (in terms of capital expenditures by players and advertisers),
Global, 2019 – 2028E

Source: Frost & Sullivan

Anime IP-based H5 Games Market

The global market size of Anime IP-based H5 games increased from USD 380.6 million in 2019 to USD 562.1 million in 2023, representing a CAGR of 10.2%, according to Frost & Sullivan. It is projected to increase to USD 870.8 million by 2028, with a CAGR of 9.1% from 2023 to 2028, according to the same source.

The value of anime IPs lies in their ability to span various media, form an economy of scale, and achieve a revaluation of their original value. The development and operation of anime IPs have become a top priority in the anime industry, creating a cultural consumption form with mass influence. This cross-media cultural influence provides a solid cultural foundation and a broad audience for the market of Anime IP-based H5 Games.

Japanese anime is globally recognized as one of the most influential forms of animation, capturing the hearts and imaginations of millions worldwide. Standout examples include “Akira,” “Spirited Away,” and the “Dragon Ball” series. Its unique storytelling, visually stunning animation, and diverse genres have allowed it to transcend cultural boundaries and appeal to a wide range of viewers. The following chart illustrates the market size of the global anime IP-based H5 games market in terms of capital expenditures by players and advertisers for the periods indicated.

Market Size of Anime IP-based H5 Games (in terms of capital expenditures by players and advertisers), Global, 2019 – 2028E

Source: Frost & Sullivan

Key Drivers of Global H5 Games and Anime IP-based H5 Games Market

IP licensing and content innovation.    Introduction of well-known IP: By cooperating with popular animation, movies or other cultural IPs, H5 games can attract a large number of fans and enhance the game’s appeal and user base. Innovative game content: Continuously innovative gameplay, exquisite game graphics and rich storylines attract players to continue to participate.

Globalization and geographic expansion.    Cross-regional player base: H5 games can connect global players through the Internet, especially players in China, the United States, Europe, and Southeast Asia, allowing game developers to enter multiple markets and expand their player base. Localization and cultural adaptation: Developers use localization strategies to adjust game content, language, and style according to the needs of players in different regions to improve user experience and market share.

Technological advancement.    Popularization of HTML5 technology: HTML5 technology allows running across platforms. It is not only compatible with PCs, but can also run smoothly on mobile devices, reducing dependence on plug-ins and improving the gaming experience and performance. Cloud Support & Lightweight Design: H5 games offer instant play without downloads, leveraging cloud computing to provide convenience and expand their audience reach.

Growing user demand.    Increased demand for leisure and entertainment: With the accelerated pace of life, more and more players tend to choose easy and short-term entertainment methods, and H5 games just meet this demand. Increased mobile users: With the popularity of smartphones, the player group has turned to mobile terminals, and H5 games can also be run in mobile browsers, further broadening the market.

Development Trends of Global H5 Games and Anime IP-based H5 Games Market

Technological Evolution and the “Micro-client” Revolution.    H5 games’ lightweight design and cloud support enable smooth operation on diverse devices, especially in regions with limited hardware and networks. With advancing 5G and cloud technologies, H5 games may partially replace mobile and PC platforms, reducing costs and enabling real-time updates for greater adaptability.

Anime IP and the Emergence of a Pan-entertainment Ecosystem.    The integration of anime IP with H5 games has become a critical driver in IP-rich regions such as Japan and China. This strategy extends IP value chains through cross-media content, including novels, films, and games. Moreover, the localization of anime IP in Western markets has successfully attracted non-traditional audiences, fostering diversified monetization models such as IP licensing and derivative product sales, alongside traditional in-game revenue.

User-generated Content (UGC) and Decentralization Trends.    The accessibility and modularity of H5 games development lower barriers to user-generated content creation. The integration of blockchain technologies, including NFTs, into H5 games is accelerating decentralization, creating new peer-to-peer transaction models and sustaining content generation. This shift enhances player engagement while offering a scalable framework for long-term content updates.

Sustainability Focus.    H5 games’ low resource demands effectively mitigate environmental concerns in the gaming industry. Optimized server operations and reduced hardware reliance enhance energy efficiency, aligning with global sustainability goals and positioning H5 games as eco-friendly alternatives that appeal to environmentally conscious consumers and corporate initiatives.

Emerging Markets and Localization.    Rising internet penetration in emerging markets like India, Brazil, and Southeast Asia presents growth opportunities for H5 games. Localization strategies, such as multilingual interfaces, culturally tailored content, and affordable pricing, improve accessibility and retention, driving adoption in these regions and boosting the global reach of related anime IPs.

Competitive Landscape of Global H5 Games and Anime IP-based H5 Games Market

The H5 Games platform market is a competitive landscape dominated by a few key players, with top ten companies accounting for a total of 953.7 USD million in gross billings. In 2023, with gross billings of USD 87.3 million, the Company ranked the third in the global H5 games platforms market.

Ranking of H5 Games Platforms (by gross billings), Global, 2023

Rank	Company Name	Gross Billings (USD Million)
1	Tencent Games(1)	222.4
2	NetEase Games(2)	98.8
3	The Company	87.3
4	Poki(3)	84.4
5	GameSamba(4)	82.4
6	LineGames(5)	80.4
7	Kongregate(6)	77.2
8	4399 Games(7)	76.8
9	Softgames(8)	72.1
10	37 Games(9)	71.9

____________

Notes:

(1)      Tencent Games is a video game publishing company, established in 2003 and headquartered in Shenzhen, China. It is a subdivision of a multinational technology conglomerate and holding company.

(2)      NetEase Games is an online game company, established in 2001 and headquartered in Guangzhou, China. It is a subdivision of a leading Internet and game service provider.

(3)      Poki is an online game company, established in 2013 and headquartered in Amsterdam, the Netherlands. It is an online gaming platform that offers website-based games across multiple genres.

(4)      GameSamba is a game development and publishing company focusing on free-to-play mobile and browser games, established in 2010 and headquartered Washington, United States.

(5)      LineGames is leading game development and publishing company with a strong focus on the Asian market, established in 2012 and headquartered in Seoul, South Korea.

(6)      Kongregate is a gaming website and video game publishing company in the blockchain space, established in 2006 and headquartered in California, United States.

(7)      4399 Games is an online game development and publishing company that operates an Internet platform and with a strong presence in the website-based and mobile gaming sector. It was established in 2002 and headquartered in Xiamen, China.

(8)      Softgames is a gaming company focused on developing casual, social games that are accessible instantly across various platforms. It was established in 2006 and headquartered in Berlin, Germany.

(9)      37 Games is a leading game development and publishing company that specializes in browser games. It was established in 2011 and headquartered in Shanghai, China.

Source: Frost & Sullivan

Anime IP-based H5 games companies primarily rely on well-known anime or game IPs to attract users, with revenue models including in-game purchases, advertising revenue, and IP licensing. They boast a massive fan base, a high number of paying users, and relatively high customer retention rates. Representative companies include G123, Tencent Games, and 37Games. H5 games companies typically refer to large internet companies with strong technical and traffic support, mainly depending on rapid product iteration and improving user experience to retain users. Overall retention rates are relatively lower compared to the former. Representative companies are DMM Games, Poki, and 4399 Games.

Anime IP-based H5 games companies possess strong competitiveness in technological innovation and cultural IP value, naturally owning a large fan base. The rich storylines and distinct character images of anime IPs can effectively enhance players’ immersion and gaming experience. In contrast, H5 games companies have the ability to be cross-platform compatible, with the convenience of multi-platform promotion and operation, as well as social attributes, allowing for rapid promotion. However, they need more innovation and personalized design to enhance user stickiness.

The anime IP-based H5 games market is highly competitive. But in the anime IP-based H5 Games platform market, the competition is led by the Company, which stood as the top contender with gross billings of 87.3 USD million in 2023.

Ranking of Anime IP-based H5 Games Platforms (by gross billings), Global, 2023

Rank	Company Name	Gross Billings (USD Million)
1	The Company	87.3
2	Tencent Games	77.8
3	Poki	59.1
4	GameSamba	57.7
5	DMM Games(1)	48.9

____________

Note:

(1)      DMM Games is a game development and publishing company, established in 2017 and headquartered in Tokyo, Japan. It is a subdivision of a Japan-based electronic commerce and Internet company.

Source: Frost & Sullivan

BUSINESS

Overview

We are a leading globally accessible, web-based gaming platform, offering players an immersive digital space through our flagship HTML5 platform, G123.jp. Our platform showcases a diverse selection of free-to-play games inspired by popular Japanese animations, including Queen’s Blade, So I’m a Spider, So What?, and Goblin Slayer. The HTML5-based G123.jp platform removes common barriers to gameplay, such as downloads, installations, and mandatory registrations, ensuring that seamless, instant access is available to players worldwide across different types of devices, including mobile devices beyond just PCs. As of the date of this prospectus, we have 27 games on our platform and 11 games in pre-registration. According to the Frost & Sullivan Report, we are the largest anime IP-based H5 games platform in 2023 in the world in terms of gross billings.

Our primary focus is serving game developers as our core customers by providing a comprehensive platform that helps them generate revenue and reach a global audience. Through our gaming platform, we share revenue generated from players’ in-game purchases worldwide. Leveraging our well-established relationships with leading Japanese animation IP holders, we offer premium IP resources along with ancillary support, as well as distribution and marketing services, to game developers. By collaborating with leading game developers, we bring high-quality and animation-themed gaming experiences to the game players/end-users worldwide.

Over the years, we have built strong relationships with IP holders to obtain licenses for high-profile, well-established IPs with dedicated fan bases or those aligned with our strategic goals and target markets. Our agreements with IP holders define the scope of the licenses, including applicable regions, languages, and specific content permitted for game development, as well as royalty terms. Once we obtain IP licenses from IP holders, we provide game developers with seamless and compliant access to these IP resources, ensuring they have the rights needed to integrate IP content into their games. These resources enable developers to leverage the existing popularity of the IPs, attracting a broad audience and enhancing the games’ appeal and success.

In addition to granting access to IP resources, we provide comprehensive support to game developers across various aspects of game development and distribution. Our other services include game distribution support including localization and translation of in-game content, IP related design support (such as sound effects, music, and interface elements), game distribution service including hosting games on our platform and distributing games to global audience through our established network and server resources and related software and systems. Additionally, we offer marketing services to game developers, as well as customer supports to game developers, ensuring a seamless experience from development to monetization.

Historically, our top games and related developers have accounted for a substantial portion of revenues generated from our G123.jp platform. For the six months ended January 31, 2025, Vivid Army and Queen’s Blade Limited Break accounted for 28.6% and 11.9% of our revenues, respectively. For the years ended July 31, 2024 and 2023, Vivid Army and Queen’s Blade Limited Break accounted for 40.3% and 19.6%, and 58.2% and 30.9%, of our revenues, respectively. Additionally, the developer of Queen’s Balde Limited Break launched another game on our platform, namely Strike the Blood Daybreak, in the year ended July 31, 2024, generating approximately 7.4% of our revenue for the same year. For the six months ended January 31, 2025, Strike the Blood Daybreak generated approximately 2.7% of our revenue. Consequently, the developer of Vivid Army was our largest customer, contributing 28.6%, 40.3% and 58.2% of our revenues with Vivid Army alone for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023, respectively, and the developer of Queen’s Blade Limit Break and Strike The Blood Daybreak was our second-largest customer, contributing 14.6% and 27.0% of our revenue with the two games combined for the six months ended January 31, 2025 and for the year ended July 31, 2024, and 30.9% of our revenue with Queen’s Blade Limited Break alone for the year ended July 31, 2023. Additionally, on October 23, 2024, we launched a new game titled So I’m a Spider, So What? Ruler of the Labyrinth on our platform. Revenue generated from this title accounted for approximately 15.9% of our total revenues for the six months ended January 31, 2025. The developer of So I’m a Spider, So What? Ruler of the Labyrinth became our third-largest customer by revenue contribution during the same period. For the six months ended January 31, 2025, the game developer of Legend of the Galactic Heroes: Battle Rondo and Tsukimichi: Moonlit Fantasy was our fourth-largest customer, contributing approximately 12.4% of our total revenue during the period. Of this amount, Legend of the Galactic Heroes: Battle Rondo accounted for 4.8%, while Tsukimichi: Moonlit Fantasy accounted for 7.6%. Revenue from this developer represented less than 10% of our total revenue for the fiscal years ended July 31, 2024 and 2023. No other game developer contributed more than 10% of our revenue for the six months ended January 31, 2025 and the years ended July 31, 2024 and 2023. We expect that our top titles to rotate as more games gain success on our platform.

Our mission is to unlock the potential of Japanese animation-based games, offering game developers the digital floor with commercial opportunities and essential supports to turn their craft into financial success, while creating an unforgettable, ad-free, immersive gaming experience featuring beloved Japanese animations for end-users. Our proprietary platform provides comprehensive support to game developers, enabling them to revitalize Japanese animation and deliver engaging, high-quality games that resonate with our end-users.

We were founded on one simple belief that business can be a powerful tool to drive meaningful change, and as a gaming platform, our creation was designed to enrich people’s lives and make a lasting positive impact. We strive to create a gaming experience that is not only enjoyable but also widely accessible, helping to connect people with the vibrant world and the rich culture of Japanese animation.

Our value positions to game developers and end-users are:

•        To Empower Game Developers:    We level the playing field in the gaming industry by offering game developers a financially viable yet powerful distribution channel alternative to major digital and social media platforms, enabling them to achieve financial success while bypassing the restrictive distribution costs, barriers and protocols. Through our extensive network and long-term partnerships with IP owners, we secure high-value intellectual properties and make them accessible to developers, allowing them to unlock the potential of iconic intellectual properties and transform them into games that captivate global audiences.

•        To Enhance User Experience:    We are committed to delivering high-quality games featuring iconic animations with strong “playability” to end-users, while holding on to the highest standards in providing a user-friendly, seamless, and ad-free gaming experience on our platform. Games distributed on our platform are accessible to a global audience across a variety of devices, including mobile devices, ensuring broad reach and flexibility beyond just PCs. Users can enjoy gameplay on our platform without the hassle of pre-registration, downloads or installations.

•        To Innovate Game Distribution:    We strive to revolutionize the gaming industry by innovating the game distribution model. Partnering with IP holders and game developers upfront, we promote a unique game distribution model that fosters free-to-play games with appealing content with assured quality, which brings values for both game developers and end-users.

•        To Celebrate Japanese Animation Globally:    We are dedicated to bringing the lively worlds of Japanese animation to life through engaging games on our platform, offering fans and enthusiasts worldwide a unique and interactive way to experience their beloved animations and cultural stories.

Our Win-Win Monetization Approach

At G123.jp, we offer a unique, win-win monetization model that benefits game developer partners, end-users and the platform alike. Our platform allows players to immerse themselves in a wide variety of games inspired by popular anime and manga, providing both a free and engaging gaming experience as well as the option to enhance gameplay through in-game purchases. Players can engage in micro-transactions for virtual items, engagement-based rewards, character enhancements, and other customizations. These optional purchases not only add enjoyment to the player’s experience but also provide a revenue source for developers and support our revenue model, helping us keep the games free-to-play and ad-free.

Our game developer partners monetize their products on our platform, mainly through fees collected from these micro-transactions and in-game purchases. To support this process, we pay an upfront advance to our game developer partners to support their game development on a per-game, per-contract basis. We start to recoup the advance as soon as a game starts generating in-game purchase upon launching on our platform. Our customers, the game developers, pay us service fees by allowing us to retain a pre-agreed percentage of the in-game purchases made by end users as consideration for our services. Such advances and service fees are paid according to the service agreements that we entered into with game developers for individual games. Game developers repay the advance by allowing us to retain an additional amount equal to the amount of in-game purchases allocated to them under the service agreements. The repayment of the advances continues until the full amount is recovered by us.

In exchange for using our platform, resources, and services, game developers pay service fees to us by allowing us to retain an average of approximately 90% of the gross in-game purchase amounts generated from a game on our platform after the advance is fully recouped. The repayment of advances and payment of service fees to us through revenue sharing are governed solely by terms of the service agreements, irrespective of other factors and conditions including payment of our royalty fees. After accounting for royalty costs, but before considering other operating expenses borne by us in providing services for individual games, we retain an average of approximately 80% of the gross in-game purchase amounts generated from each game. For the period from August 1, 2019 through January 31, 2025, we made a total of 58 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 58 advances, three were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, we were unable to fully recover advances related to 6 games that went offline before full repayment was made. Furthermore, we assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 6 additional games where we believe there is a risk that the full amount of the advances may not be collectable. We have recorded full valuation allowances for all such advances that are not expected to be recouped. As of January 31, 2025, 22 game developers have outstanding advances related to 31 games. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. As of July 31, 2023, 33 game developers have outstanding advances related to 42 games. See, “Risk Factors — Risks Related to Our Business and Industry — We may be unable to fully recover advance fees provided to game developers if a game fails to launch or generate sufficient in-game purchases to fully offset the outstanding balance of advances, and as a result, our financial condition and results of operations could be materially and adversely affected.”

In general, we rely on the negotiated terms of services for third-party game developers, which govern the distribution, operations and service fees for hosting and distributing a game on our platform as well as services we provide to game developers, and such terms generally don’t require game developers to repay the advancement to us if they fail to develop a game or the in-game purchase amount generated from the game is insufficient to offset the full advance amount. See, “Risk Factors — Risks Related to Our Business and Industry — We may be unable to fully recover advance fees provided to game developers if a game fails to launch or generate sufficient in-game purchases to fully offset the outstanding balance of advances, and as a result, our financial condition and results of operations could be materially and adversely affected.” Among others, key terms of our contracts with game developers typically include the following: (i) We provide access of intellectual property (IP) of a specific animation or similar work to the game developer for a term of two to three years to develop a game based on such IP; (ii) We provide game distribution services by hosting and distributing the game using our platform which is accessible to end users and have the necessary subsystems to track and collect payments from end users; (iii) We provide limited game development support services, mainly including game content localization translation and IP related design support; (iv) We provide game marketing and advertising services to game developers for a specific game; (v) We provide end-user support services for a game through our platform on behalf of the game developer; (vi) We provide a fixed amount of upfront advance fee to the game developer for the development of a particular game. The advance is recouped through in-game purchases after a game is launched — specifically, we retain an additional amount equal to the amount of in-game purchases allocated to the game developer under the service agreement until the advanced balance is fully collected. If the game development is unsuccessful or in-game purchase amounts are insufficient to fully offset the advance fee, the developer is not required to repay the shortfall, and we bear the associated loss of the unrecovered advance; (vii) the game developer retains all its rights related to the developed game and is responsible for developing, updating, and providing the game content to end users; (viii) We have a transferable exclusive right to distribute the game through our platform during an initial term of three years starting from the date the game is launched on our website; (ix) as consideration for our services provided, the game developer agrees to pay us service fees through allowing us to retain a pre-agreed percentage of the gross in-game purchases generated from the specific contracted game. As of the date of this agreement, there are a limited number of game titles that are not based on specific IPs, such as Vivid Army, and we entered into service agreements with related developers, the terms of which are the same, except that we do not provide upfront advance fee and access to IPs for these games to the developers. On average, such a pre-agreed percentage of revenue sharing as consideration for our services is approximately 90% of the gross in-game purchase amount without considering any repayment of the advance by the game developer to us. After deducting IP royalty costs, we retain on average approximately 80% of the gross in-game purchase amounts for a specific game, without taking into account other associated expenses borne by us.

This collaborative revenue-sharing structure incentivizes our developer partners to continually invest in high-quality, engaging content, which ensures a steady flow of fresh games with high “playability” for our players and builds long-term, sustainable value for the platform. By aligning our success with that of our developer partners, we create a feedback loop where compelling content attracts more players, leading to increased revenue generation for developers, enabling us to further investment in top-tier gaming experiences.

Value for Partners

We highly value our partnerships with skilled game developers, offering them lucrative opportunities for monetization. We provide “advances” to game developers to help cover development costs, with repayment structured through “revenue-sharing.” Our advances give game developers essential liquidity support that fuel their game development efforts. While the amount of advances may not cover all costs of game development, they alleviate financial pressure, ensuring smooth progress without interruptions. For small but skilled and innovative developers, our advances offer the financial assistance needed to bring their creative vision to life, allowing them to focus on what they do best — creating outstanding games — without the burden of liquidity concerns.

Our unique distribution model, through the HTML 5 platform on G123.jp available across a wide range of devices at no additional cost, enables game developers to reach a broad audience without relying on major distribution platforms. Major distribution platforms often impose high fees and restrictive requirements that can impact both developer profits and the player experience. Operating independently, we control the user experience directly and maximize revenue potential for our developer partners by providing full platform support. By leveraging our platform, developers can commercially succeed while maintaining control over their distribution and revenue, ensuring greater independence and profitability throughout the game’s lifecycle.

Our approach extends beyond simple distribution. We build strategic establish relationships with renowned Japanese animation IP holders, allowing us to support end-to-end game creation for game developers. This involves entering into IP license agreements with holders of securing popular animation IPs from their holders, such as KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC, and then providing access to IP-related content for game development to game developers. We have entered into IP license agreements for specific animation IPs with various animation IP holders, allowing us to leverage a wide array of IPs and maintain a broad and appealing product lineup for a diverse global audience and animation enthusiasts. Key terms of such IP license agreements typically include an initial term of three years from the date the related games are launched and distributed on our platform, the authorized regions, languages, and content to be utilized, the release schedule, and the agreed-upon royalty rates. As of January 31, 2025, we have established partnerships with 33 animation IP holders, including KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC. We have entered into agreements to release Doraemon, a globally renowned Japanese entertainment franchise and one of the top 10 manga/animation series by total worldwide manga sales, in early 2025. We have launched a new title “Negima! Magister Negi Magi — Mahora Panic” in February 2025, and will continue to launch new titles with globally recognized animation IPs on our platform, including “Kakegurui”. As of the date of this prospectus, we have opened pre-registration of eleven new games including Doraemon Comic Traveler and Kakegurui All In which are based on beloved animation series. These games are expected to be launched in the rest of 2025 and early 2026.

We also provide comprehensive game development resources and support, including localization and translation services, as well as IP alignment and content refinement assistance, such as adjustments to characters and storylines, sound, and music design, ensuring the creation of high-value, recognizable content that resonates with both local and global audiences. Our distribution services also include advertisement and marketing, end-user management, payment solutions and settlement for player billings and payouts, and customer support services. By combining in-house marketing expertise with data-driven insights, we help game developers to effectively capture and grow their audience.

Value for End-users/Game Players

G123.jp is designed with player satisfaction at its core. Our games are HTML5-based, accessible across devices without the need for downloads, lengthy registrations, or costly subscriptions, allowing players to immediately dive into immersive, seamless, and ad-free experiences on any device. Whether on mobile devices or PCs, we provide a streamlined experience, making gaming accessible to a diverse global audience across all types of devices. By delivering an engaging gaming experience based on popular animations, we offer players the opportunity to enjoy games featuring their favorite anime and manga characters and story lines. Our platform provides a wide range of optional in-game items, top-ups, and strength-enhancing features, allowing players to customize their experience with clothing, accessories, and emotes. Additionally, we design well-tailored, entertaining in-game events and activities, complemented by various socialization tools that foster platform-based interactions, adding multiple layers of enjoyment to the gameplay. For more details, see “Business — Our Platform — Unique Gaming Experiences on Our Platform.”

Furthermore, our proprietary AI-based, round-the-clock customer support ensures that players have a reliable, safe, and optimized gaming experience at all times. By continually analyzing player preferences and behavior with advanced AI tools, we refine gaming experiences and market strategies to maximize satisfaction and engagement, making our platform a trusted and go-to destination for fans of authentic Japanese animation.

Profitability for Our Platform

Under our unique monetization model, our platform demonstrates strong unit economics, significant bookings, and robust revenue generation, alongside high growth momentum. As of January 31, 2025, we had released over 65 game titles on cumulative basis, among which 29 game titles remained active on our G123.jp platform, with 19 active titles currently in the backlog. Our user base has experienced substantial growth, with monthly active users (MAUs) increasing by 140.14% from 958,578 in 2021 to 2,301,929 in 2024. Over the same period, our paying user base grew by 202.5% from approximately 121,835 in 2021 to 368,568 in 2024. For the six-month periods ended January 31, 2024 and 2025, our paying user base grew by 66.2% from approximately 170,919 to 284,062 users, respectively. For the years ended July 31, 2024 and 2023, our ARPMAU was $3.06 and $3.12, respectively, and our ARPPMAU was $112.40 and $144.04, respectively. We have achieved a ROAS of 99.3% and 130.3%, respectively, during the same periods. In the six months ended January 31, 2025 and 2024, our ARPMAU was $2.41 and $3.34, respectively, and our ARPPMAU was $102.96 and $126.30, respectively. We have achieved a ROAS of 105.8% and 96.6%, respectively, during the same periods.

In the six months ended January 31, 2025, our revenues amounted to US$41.2 million and our gross in-game purchase amounts amounted US$49.1 million. In the years ended July 31, 2024 and 2023, our revenues amounted to US$68.4 million and US$62.9 million, respectively, and our gross in-game purchase amounts amounted to US$84.5 million and US$81.4 million, respectively. We believe that our overall profitability will increase in the long run, primarily driven by our continuous focus on acquiring high-quality content and strategic partnerships as well as our growth momentum attributed by the expansion into the global market. We recorded net income of US$0.6 million, US$6.0 million and US$3.4 million in the six months ended January 31, 2025 and for the years ended July 31, 2024 and 2023, respectively. Our net cash provided by operating activities was US$2.6 million, US$1.7 million and US$2.6 million in the same periods, demonstrating our operational efficiency and cash generation capability. Please refer to the “Summary Combined Financial Data” for more detailed figures.

Our Growth and Company Milestones

Founded by Mr. Ryuichi Sasaki in August 2013, our company set out with the vision to become a transformative force in the gaming industry. Since its inception, our journey has been marked by strategic planning, capital infusions and significant milestones, and we have achieved consistent year-over-year growth, significantly enhancing our market position.

The official launch of our G123 platform in 2018 marked a pivotal moment, providing a strong foundation for ongoing expansion and innovation. In November of 2021, we took a significant step toward global reach by distributing games in English, aligning with our strategy to engage international audiences. Our gross proceeds from end-users achieved a significant milestone of JPY 1 billion for the first time in 2019, which grew dramatically, reaching an impressive JPY 10 billion for the first time in 2021. Starting from 2022, we’ve sharpened our focus on games inspired by popular anime IPs, establishing ourselves as a leader in anime-themed gaming content. For the year ended July 31, 2024, we achieved cumulative active users of 214 million, showcasing our growing community. In 2024, we reached a key financial milestone with global revenue totaling JPY 10 billion (US$68.4 million).

Looking ahead, we are committed to investing in high-quality IP content and collaborating with top-tier developers to deliver games with appeals to a wider audience globally, furthering our presence in global markets beyond Japan and increasing our market share in the mobile game segment of the gaming industry. We are also dedicated to exploring new opportunities presented by advanced technologies, including artificial intelligence and data analytics, to drive future growth.

Our Strengths

Our unique capabilities allow us to deliver a premium gaming experience for users and significant value for partners. Key strengths that differentiate us in the market include:

Privileged Access to Top-Tier Japanese IPs

Through longstanding partnerships with renowned Japanese animation IP holders, we secure privileged access to iconic characters and storylines from leading anime and comics. We enter into IP license agreements with IP holders for popular Japanese animation IPs and then provide access to such IPs to game developers as part of our service offerings to them. This unique advantage allows our game developer partners to build games around beloved, recognizable content, engaging massive, loyal fan bases. By integrating these popular IPs, we enhance game appeal, attract dedicated audiences, and create significant added value for players and developers alike. Leveraging our extensive intellectual property (IP) resources, we are dedicated to partnering with top-tier game developers to launch games based on world-renowned animation IPs. These games are crafted to captivate global audiences and resonate deeply with animation enthusiasts. As of January 31, 2025, we have established partnerships with 33 IP owners, including KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC. We have secured agreements to release Doraemon, a globally renowned Japanese entertainment franchise and one of the top 10 manga/animation series by total worldwide manga sales, in early 2025. On October 23, 2024, we launched “So I’m a Spider, So What? Ruler of the Labyrinth”, a game developed by a third-party developer and based on the popular Japanese entertainment franchise “So I’m a Spider, So What?”, on our G123.jp platform. In its first full month of operation, November 2024, the game generated an aggregate in-game purchases of approximately US$1.4 million. Additionally, we have launched “Arifureta: From Commonplace to World’s Strongest — Rebellion Soul” in January 2025, “Negima! Magister Negi Magi — Mahora Panic” in February 2025, “High School D×D Operation Paradise Infinity” and “Game of Thrones Winter is Coming” in April 2025. We also expect to further launch “Doraemon Comic Traveler”, “Kakegurui ALL IN” and seven other games based on globally recognized animation IPs in the rest of 2025 and early 2026.

Established Relationships with Game Developers

Our services and robust technological infrastructure foster strong, lasting partnerships with game developers, creating high retention and platform loyalty. Our collaborative approach empowers game developers to monetize effectively, while we continually enhance the gameplay experience, driving sustained growth for both parties.

Asset-light model with high profit margin and low upfront investment and minimal risks

We operate on an asset-light model with low upfront investment and minimal risk. By focusing solely on supporting game developers rather than engaging directly in game development, we effectively streamline operations and reduce overhead, which allows us to remain agile and efficient while minimizing exposure to development-related risks. Additionally, our business model enables us to maintain a high profit margin. For IP-based games, we retain a significant portion — approximately 80% — of in-game purchases generated on our platform, after accounting for shared revenues with game developers and royalty fees paid to IP holders. This structure ensures strong profitability and financial flexibility, allowing us to reinvest in the platform, strengthen partnerships, and fuel ongoing growth initiatives.

Tech-Driven Platform Excellence with Advanced AI Capabilities

Powered by HTML5 and other third-party and proprietary technologies, our platform offers a seamless, instant-play experience with no downloads or registration needed, ensuring compatibility across iOS, Android, and PC. This flexibility allows players to access games on any device, anytime, anywhere, making our platform globally accessible and user-friendly. Our AI-driven tools optimize various aspects of the platform, from game localization and data analytics to advertising. With direct access to user behavior data across all games, we continuously improve the gaming experience and deliver targeted ads. These insights drive player engagement and satisfaction, maximizing value for players and developers alike. Our efforts are driven by a team of highly skilled technology experts and engineers specializing in computer vision, natural language processing, data science, machine learning operations, and AI engineering. This team is led by seasoned professionals with over a decade of experience in AI-related fields and advanced academic qualifications, including master’s and doctoral degrees. Their expertise ensures that our AI capabilities remain at the cutting edge of industry innovation. For example, Mr. Wei Liao, our head of data department, has over 13 years of experience in data science and AI related fields, and his expertise in data analytics and AI has contributed to the optimization of our advertising and operational costs as well as enhancement of our in-house technological capabilities and profitability Mr. Yin Yannan, our senior engineering manager and tech executive, brings extensive experience in SaaS and PaaS solutions with a focus on scalable systems and cloud infrastructure for gaming industries, has been instrumental in transforming our G123.jp platform into distributed microservices as well as in global API efficiency improvements and achievement of 99.99% SLA uptime.

Valuable Platform Independence

As an independent platform, we bypass significant fees associated with third-party platforms or app stores, minimizing compliance costs and avoiding expensive surcharges for the use of such app stores and in-app payment systems. This independence enables us to reinvest capitals directly into platform development and growth, maintaining a competitive edge and ensuring long-term sustainability.

Experienced and Visionary Management Team

Our leadership team combines deep expertise and a proven track record in both the gaming industry and technology sectors, providing us with a distinct competitive advantage. Founder and CEO, Mr. Ryuichi Sasaki, brings over 15 years of experience, offering invaluable industry insights, leadership, and relationships that have been instrumental in securing strategic partnerships and driving business growth. His extensive network and market knowledge empower us to navigate industry challenges, seize new opportunities, and develop commercially successful games. Led by Mr. Hairihan Tong, our CTO with over 8 years of experience in product design and operation management in tech sectors, our core management team brings a diverse range of expertise that shapes our business strategies. As our CTO since 2016, Mr. Hairihan Tong spearheaded the development and international success of the G123.jp platform, expanding its reach to a total of 186 markets globally, and his leadership in new product launch, and innovation in technology solutions drives our business growth. This collective experience enables us to stay ahead of market trends, rapidly adapt to changing technologies, and consistently deliver innovative solutions. Together, they ensure our platform evolves with the needs of the market, driving growth, fostering innovation, and maintaining a leadership position in the industry.

Our Strategies

Our growth strategies form the foundation for our long-term growth and sustainability, positioning us as a leader in the global IP gaming platform industry in years to come, with a comprehensive, resilient, and player-centered approach, including:

Continuing to Make Strategic Investment in Top IPs and Partnerships

A core pillar of our growth strategy is to continue investing in competitive IP resources and strengthening relationships with top-tier game developers. Our management seeks to invest in popular IP resources and collaborate with top game developers that have demonstrated significant commercial success and widespread recognition. For example, our management classifies IPs from publishers with more than 2 million copies sold as valuable IP resources, whereas IPs from those with between 20 million and 30 million copies sold are considered top-tier. Additionally, we consider game developers who have generated cumulative revenue exceeding RMB20 million (approximately US$2.77 million) as strong performers, whereas those with cumulative revenue surpassing RMB100 million (approximately US$13.85 million), or those whose games have ranked in the top 100 on the Apple App Store or Google Play Store at least once, are recognized as top-tier developers. By securing privileged, high-value intellectual properties for facilitating game development by game developers, we empower our partner developers to craft games with iconic, recognizable characters and narratives that resonate with global audiences, which boosts the brand recognition of our platform. Close collaboration with leading game developers further enables us to deliver high-quality IP-based games, expanding our portfolio, increasing our marketability and reinforcing our platform’s appeal to end-users.

Further Broadening Our Global Reach

Over the next five years, we aim to drive growth through significant global expansion into major markets around the world, drawing significant revenue from markets across America, Europe, and Asia. By establishing a strong presence in these regions, we aspire to be a global leader in the IP gaming platform industry, featuring a wide variety and number of top-quality IP games that appeal to local audience in these regions. We aim to launch a number of games featuring world-renowned animation IPs, including Doraemon, a globally celebrated Japanese entertainment franchise and one of the top 10 manga/animation series by total worldwide manga sales. This exemplifies our strategy to engage a global audience and further strengthen our position as a global leader in anime-themed gaming content. To boost brand visibility and user engagement more broadly, we are optimizing our SEO strategies and integrating with popular global social media channels like Line and Facebook.

Fully Exploring AI-Driven Opportunities

Leveraging AI is central to our vision for both operational and strategic growth. We are investing in advanced AI technologies to streamline and optimize internal processes, improving platform efficiency. In addition, we are positioning ourselves to offer AI-based packaged solutions to external clients, including tools that support IP publishers in content management, or AI-backed translation tools. By integrating AI across our operations and expanding these solutions externally, we intend to elevate our competitive edge and capture new revenue streams.

Expanding Our In-House Capabilities

To gain more control over our ecosystem and enhance user experience, we have established gateway and payment hubs allowing end users to make in-game purchases through preferable payment methods, whether it’s credit card, Paypal, Amazon, or bitcash. As a next step, we are actively exploring the potential of advanced technologies, including a proprietary virtual currency for in-game transactions, powered by block-chain technology. This initiative is designed to capitalize on emerging market opportunities in the gaming industry, reduce our reliance on third-party payment providers, and deliver a seamless, integrated experience for players.

Our Platform

Overview

We are at the forefront of revitalizing competitive web-based gaming and expanding the animation-IP based gaming market. Our innovative platform offers free-to-play games, designed to align the interests of developers and gamers with respect to user monetization, eliminating the barriers commonly associated with traditional online gaming model. Unlike traditional games that rely on registration, access or subscription fees for games, which create friction in the user experience, hurting engagement and retention, we focus on monetizing user engagement primarily through in-game purchases or top-ups. This allows us to create a compelling value proposition for both developers and end-users within the growing animation-based gaming market.

Games on Our Platform

With a focus on Japanese animation, we offer a wide range of gaming experiences for end-users. We operate multiple game categories including RPG, simulation, card and MMO, all inspired by beloved Japanese animation, while enabling games to be played by sole player or multiplayers. As of January 31, 2025, a total of 29 games were actively released on our platform, including nine RPG games, eight simulation games, six card games, and six MMO games, 25 of which were based on Japanese animation IPs licensed from our partner IP holders. We publish a wide variety of genres/types of games on our platform, including simulation games, RPG games, card and MMO games.

Simulation Games

Vivid Army is a real-time strategy game, where players build armies, develop bases, and expand territories, featuring military units and color battles and a diverse cast, including unique heroines. Launched in 2019, Vivid Army has generated approximately US$318 million of in-game player purchases on a cumulative basis through December 31, 2024 and has maintained remarkable vitality and player engagement over the years. It is one of the most popular games featured on our platform with 55,000 daily active users and a total daily transaction amount of US$100,000 in 2024, and as of January 31, 2025, it has accumulated 29,937,257 active users and 314,090 paying users (defined as users that had made at least one in-game purchase). In the month of November 2024 alone, players spent approximately US$2.8 million within Vivid Army, while the average monthly in-game purchases for 2024 stand at US$ approximately US$3.0 million.

RPG Games

So I’m a Spider, So What? Ruler of the Labyrinth is a popular RPG game on our platform. In this game, players strengthen and develop the main character and their companions to advance through challenging main story levels. Each level tests players’ strategy and skills while unfolding a rich and immersive storyline. The engaging story line and gaming experience attracts a total of 461,460 active users to relentlessly embark on the exciting journey into the unknown presented in So I’m a Spider, So What? Ruler of the Labyrinth and generated a total transaction amount of US$4.6 million since its initial launch in October 2024 through December 31, 2024. By January 31, 2025, the active user base had further grown to 858,245.

player3HT780
Lv.55
1406.6K
435K
42443
87399
ナイトメア 5-5
任務
イベント
競技場
魔族軍
超進化
キャラLv.60
特典
AUTO ON
ステータス
龍の巣穴Lv.2に挑戦(1/2)
3196
AUTO
スキン
レベル
【世界】player581X0K: 当前时间：2024-12-06 15:06:34, 开服时间：2024-10-18 00
キャラ
仲間
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巣穴
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商店

player3HT780
Lv.55
1406.6K
435.6K
42443
87399
スキル
セット1
変更
効果：基礎HP&攻撃力&防御力+176.2%
装備中
自動編成
自動強化
種族
スキル
仲間
迷宮
巣穴
家族
商店

player3HT780
Lv.55
1406.6K
435.6K
42443
87399
仲間
セット1
変更
効果：基礎HP&攻撃力&防御力+289.5%
自動編成
自動強化
キャラ
迷宮
巣穴
家族
商店

Card Games

Queen’s Blade Limit Break is a card game based on the popular “Queen’s Blade” anime series. Players engage in turn-based auto battles featuring over 170 female warriors from the franchise. It offers a fresh storyline while staying true to the original characters and universe. Since its launch in 2022, Queen’s Blade Limited Break has generated approximately US$50 million in-game purchases in total on a cumulative basis. In 2024 and for the six months ended January 31, 2025, Queen’s Blade Limit Break had a daily active user of approximately 44,000 and 50,638, respectively, and total daily transaction amounts exceeding US$40,000 in both periods. In the month of November 2024 alone, in-game purchases amounted to US$1.3 million within the game, while the average monthly in-game purchase amounts to approximately US$1.4 million for 2024.

MMO Games

Tsukimichi is a popular MMO game featuring an epic adventure where players team up with friends or compete with other players in a dynamic, ever-evolving world filled with thrilling battles, strategic progression, and rich lore. Players are attracted to forge their path, build their team, and become a legend in the immersive multiplayer universe. In the year ended July 31, 2024, Tsukimichi has 372,737 active users and generated a total transaction amount of US$3.1 million. For the six months ended January 31, 2025, Tsukimichi has 291,886 active users and generated a transaction amount of US$3.1 million.

戦力: 196万
VIP 4
チャージ
Lv.43
旋風斬り
94847
102858
クエスト
キャラ
スキル
リング

Our Pipelines

Over the years, we have successfully launched a variety of game titles that have resonated with audiences worldwide, including Vivid Army and Queen’s Blade Limited Break, which have garnered significant acclaim and established us as a trusted platform for anime-themed gaming content. In addition to the diverse portfolio currently featured on our platform, we maintain a robust game pipeline with an exciting lineup of upcoming game titles designed to captivate new and existing players. We have entered into IP license agreements to release new game titles based on globally recognized animation IPs, and notable future releases include Doraemon, a highly anticipated title based on a top global animation IP set to launch in 2025. Additionally, we have launched new titles such as “Arifureta: From Commonplace to World’s

Strongest — Rebellion Soul” in January 2025 and “Negima! Magister Negi Magi — Mahora Panic” in February 2025 and are actively building a strong backlog of game titles with a focus on leveraging globally recognized IPs, such as “Kakegurui”, to expand our reach and market presence. As of the date of this prospectus, “Arifureta: From Commonplace to World’s Strongest — Rebellion Soul” has accumulated 669,408 active users and 88,716 paying users, while “Negima! Magister Negi Magi — Mahora Panic” has reached 234,921 active users and 29,770 paying users, respectively. As of the date of this prospectus, we have a total of 27 active game titles with 19 in backlog.

Unique Gaming Experiences on Our Platform

To maintain player interest and keep the games dynamic, we help game developers to offer a variety of in-game purchases through “top-ups” on our G123.jp platform. Each game features over ten uniquely designed virtual items designed to capture end-users’ attention and enhance their playability and gaming experience, including customizable options like coins, jewels, weapons and cloths allowing players to personalize their characters.

For instance, in the Vivid Army, players can purchase items like a “Christmas Decoration Pack”. This festive bundle includes charming holiday-themed items, such as a glowing Christmas tree adorned with twinkling lights, decorative wreaths, and cheerful snowman statues. Players can place these decorations in their in-game base to create a cozy, festive atmosphere. Beyond their visual appeal, these decorations come with unique buffs, such as increasing attack power or defense capabilities, giving players both aesthetic enjoyment and strategic advantages in battles.

In Queen’s Blade Limited Break, players can purchase a “Card Draw Voucher Pack”. By purchasing this pack, players receive vouchers that allow them to draw heroes from a dedicated card pool, adding excitement and strategy to their gameplay.

In So I’m a Spider, So What? Ruler of the Labyrinth, players can buy items such as the “Daily Shop Pack”. These packs provide valuable development tools that players can use to strengthen their combat power and nurture their characters. This enables them to overcome challenging NPCs or compete more effectively against other players.

Together with game developers, we organize regular in-game events — such as weekly missions, holiday celebrations, and limited-time activities — to keep gameplay exciting and encourage active participation. We also coordinate special anniversary events, fostering a deeper connection between players and the game. These events often feature exclusive items and rewards designed to boost engagement and in-game purchases.

Every in-game activity and purchasable item is developed in partnership with the game developers, ensuring that any transactions or changes align with the game’s design and the developer’s expectations. Additionally, we incorporate unique design and sound effects to further enrich the gaming experience.

Additionally, our platform is designed to foster a vibrant and engaging community by integrating robust social features that enhance player interaction and immersion, including competitive rankings, team-based PvE, in-game chat and messaging, discord community, events and social media integration.

Players engage in battles against each other to climb the rankings and claim the highest honors.

Players form teams to defeat challenging NPC enemies and achieve cooperative victories.

Players use various in-game chat channels for tactical discussions and casual conversations.

Players connect on Discord to share strategies, tips, and daily banter. Players stay updated with official announcements and interact with other players through platform X.

Players on Our Platform

Our platform draws a vibrant community of gamers and Japanese animation fans from across the globe, creating a dynamic and diverse player base. G123.jp is accessible worldwide, with users originating from regions including Japan, the United States, South Korea, Taiwan, France, Indonesia, Hong Kong, Vietnam, and the Philippines. The table below sets forth a breakdown of the platform’s in-game purchases generated from players in Japan, the United States, South Korea, Taiwan and Hong Kong for the periods indicated.

In-Game Purchases Generated from End-users based on Regions as a Percentage of Total In-game Purchases

	As of January 31,		As of July 31,
	2025	2024	2024	2023
Japan	71.24%	81.99%	81.47%	81.27%
United States	6.18%	5.52%	5.39%	5.51%
South Korea	10.79%	4.48%	4.74%	4.86%
Taiwan	4.13%	2.79%	2.99%	2.67%
Hong Kong	1.01%	0.94%	1.04%	—
Canada	0.75%	0.60%	—	0.85%

For the six months ended January 31, 2025, the number of cumulative players of our platform was 126 million. For the year ended July 31, 2024, the number of cumulative players of our platform was 214 million. For the six months ended January 31, 2025 and the year ending July 31, 2024, our platform recorded an impressive average of 3,269,618 and 2,301,929 Monthly Active Users (MAUs), respectively, who enjoy seamless gaming experiences on mobile, desktop, and console platforms. In 2024, players across over 159 countries made in-game purchases on our platform, and the number further grew to 171 countries in 2025. Our user base is notably diverse in age, geography, platform preference, and gender, reflecting our commitment to inclusive gaming experiences. Players easily immerse themselves daily in games inspired by iconic Japanese animations, participating in engaging in-game events and rewards. In the six months ended January 31, 2025 and the year ended July 31, 2024, players collectively spent a total of 28.1 million and 33.3 million hours on our platform, respectively, with each daily active user averaging 1.5 hours and 1.5 hours per day, respectively.

Payment Infrastructure

We have developed a robust payments infrastructure and have achieved a system uptime of greater than 99.9%. We believe our payment infrastructure is critical to building and maintaining trusted relationships with our developers and users. To enhance user convenience across regions, we offer over 20 payment methods, accommodating a wide range of payment preferences in different local markets.

Customer Support

We provide 24/7 customer support and trust and safety services to our developers’ end-users. The customer support team receives game-specific trainings and along with our in-house developed LLM AI customer support to respond to all user inquiries, including support for game crashes and payment issues inquiries. For the six months ended January 31, 2025 and the year ended July 31, 2024, our customer support team achieved reviews and handles a total of 181,273 and 140,885 gameplay and payment issues, among other things, respectively.

Safety and Security

Safety and security are the cornerstones of our platform’s design and operation. We leverage a combination of proprietary and third-party technologies to ensure a secure, scalable, and reliable environment for players around the world. Our commitment to data protection and fraud prevention is integral to maintaining the integrity of gameplay and safeguarding user data.

To protect our platform and players from threats like fraud and cheating, we utilize AI-driven tools that continuously monitor and secure transactions and interactions. This ensures that both the players’ experience and the safety of their personal data are uncompromised.

Technology Infrastructure

Our platform is a web-based gaming environment that prioritizes ease of access to Japanese animation-inspired games for a global audience. It is built on a suite of proprietary and third-party technologies, including HTML5, which powers our seamless, instant play functionality across devices without requiring downloads or registrations. We also incorporate technologies that complement and enhance our platform’s performance, such as payment solutions, cloud infrastructure and APIs, which together improve scalability, security and gameplay performance. Additionally, we continuously update our platform to enhance visual effects, optimize gameplay, and ensure seamless compatibility across all devices, whether on PC, mobile, or tablet, so players can access G123.jp effortlessly through web browsers.

AI-Driven Optimization

We integrate AI-based large language models (LLMs) to provide automated, high-quality translations for games, enabling them to be easily localized into multiple languages with minimal manual intervention. This ensures that players worldwide can enjoy culturally relevant content with linguistically accurate translations, enhancing the overall gaming experience and engagement.

Our AI-driven tools allow us to continuously adapt to user preferences, ensuring a more personalized and engaging experience. By analyzing player behavior and engagement patterns, we can optimize in-game events, suggest content tailored to individual players, and refine monetization strategies. This results in a more dynamic, enjoyable experience that keeps players engaged while maximizing revenue potential.

AI-backed advertising plays a crucial role in enhancing user acquisition and monetization. Our automated ad creation and placement system optimizes the Return on Ad Spend (ROAS) by analyzing player data and targeting ads more effectively. This not only improves the effectiveness of marketing campaigns but also helps developers reach their target audience more efficiently, boosting both user acquisition and revenue generation.

Our Developer Partnerships

We partner with experienced game developers to release engaging gaming content on our platform. By obtaining IP licenses from their holders and then sublicensing these IP resources to game developers, we grant game developers access to popular anime titles that already have a large, dedicated fan base for game development.

We provide “advances” to cover development costs for game developers upfront, with repayment structured through “revenue-sharing,” through which we retain in-game purchases as soon as a game is launched on our platform and starts to generate in-game purchases until the full amount of an advance is recovered. We also receive service fees from game developers through “revenue-sharing,” which allowing us to retain a portion of up to 80% of in-game purchases, after deducting IP royalty costs, and recognize it as our revenue. This aligns developer incentives with our platform’s success, fostering a mutually beneficial relationship. See “Business — Overview — Our Win-Win Monetization Approach” for details.

With our game development support and distribution services, game developers can focus on creative innovation, while minimizing costs. We handle the complexities of localization, customer support, and global distribution, ensuring a seamless experience for both developers and end-users.

As of January 31, 2025, we have partnered with over 48 experienced game developers, for whom we distributed over 33 games. As of January 31, 2025, over 29 game developers had a game on our platform with at least one paying user. Currently, our developer partners range from small to large companies, showcasing a diverse range of professional capabilities and team sizes. Notably, all of our partners possess dedicated full-time studios, ensuring a high level of expertise and commitment to creating exceptional gaming experiences.

We assess the health and success of our partnerships based on earnings and player engagement within the games distributed on our platform. As our platform continues to grow, our monetizing developers can anticipate significant earnings expansion, reflecting the increasing monetization of our platform and providing a compelling incentive for partners to continue developing high-quality content.

Our Marketing

Our ability to cost-effectively acquire new users is important to our success.

We adopt a player acquisition strategy which combines organic growth with targeted digital advertising to maximize reach and engagement. To scale efficiently, we engage in digital advertising across major networks such as Google Ads, Meta Ads, Amazon Ads, and TikTok Ads, ensuring a broad and effective reach. We use paid marketing channels and continue to optimize our marketing investment across channels in order to generate targeted returns on our marketing spending.

We also leverage the existing user base to drive organic traffic across games on our platform. For the six months ended January 31, 2025 and the year ended July 31, 2024, approximately 17.4% and 12.6% of our daily traffic comes from organic sources, respectively, which consist of end users/game players who visit our G123.jp platform without being directed through any advertisements.

We use AI and data-driven advertising optimization tools, including automated ad creation and intelligent ad management. Additionally, as a platform provider, we access comprehensive user behavior data across all games, enabling us to refine the gaming experience and deliver precisely targeted advertising.

Our efficient marketing model emphasizes consistent monitoring and evaluation of the economic benefits of each advertising initiative. We closely monitor the lifecycle of games featured on our platform, from the initial revenue surge following their release, through sustained peak performance, to the gradual decline in revenue, and by maintaining strict control over variable costs, we ensure that games on our platform stay profitable and consistently achieve positive gross margins. This approach enables us to continually lower customer acquisition costs and enhance ROAS, driving sustainable growth and long-term profitability. The table below sets forth our ROAS in the past five years:

	Advertising expenses per created user	Average in-game purchases per created user	Per User Return on Ads Spent (“ROAS”)
	(in USD)
Six months ended January 31, 2025	1.49	1.57	105.8%
FY2024	1.87	1.86	99.3%
FY2023	1.45	1.89	130.3%
FY2022	2.80	3.41	121.9%
FY2021	7.67	6.67	87.0%

Environmental, Social and Governance (“ESG”) Practices

Company undertakes various measures that demonstrate its ESG responsibilities, including providing free meals and snacks to employees and shared workspace to foster inclusivity and accessibility. All employees enjoy complimentary breakfast and lunch, along with a variety of fresh fruits and snacks available through the day. Our commitment to employee well-being extends beyond physical benefits, fostering a workplace where everyone feels valued and cared for. Our flat management structure and shared workspace reflect our values of inclusivity, collaboration, open communication, and agility.

Data and Privacy Protection

We believe that data security and privacy is critical to our business operations and, as a global business, we strive to be in compliance with all applicable laws across the various jurisdictions in which we operate. Accordingly, we have adopted and implemented internal rules and practices designed to set forth how we may collect, process, use and disclosure personal data and comply with applicable law, and have put in place protocols, technological and administrative measures, and systems designed to prevent unauthorized, accidental, or improper access, use or disclosure of such information.

Specifically, we have created and publicly posted privacy policies, both on the platform itself and on our company’s marketing website, that detail the type of personal data we collect, how we use, share and protect users’ personal data and privacy rights under applicable laws. In particular, we only collect personal information to the extent necessary to enable us to provide our services or as otherwise disclosed in our privacy policies to the applicable consumer. All users have access to the terms governing their use of our services, including our privacy policies, through links on our websites and, for users of our games, in the “Settings” section in each game itself.

As a global company, we face a constantly evolving legal landscape that regulates many aspects of our business, particularly laws and regulations regarding gaming, age-appropriateness, consumer protection, electronic marketing and advertising, data protection, privacy, security, and personal data. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, with differing requirements even within the same country. It is also likely that as our business grows and evolves, particularly if we gain significant users in additional countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations. Given the broad range of potentially applicable laws and industry trends, we anticipate that scrutiny and regulation applicable to our operations will increase and we will be required to devote additional legal and other resources to monitoring developments in, determining applicability of, and implementing changes required by such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in jurisdictions where we have users that are applicable to our business may impede the growth of gaming services and impair our business, financial condition or results of operations, and non-compliance, or allegations thereof, could result in governmental, consumer, media, or other inquiry or investigation, reputational and brand damage, civil or criminal penalties, or other liability. For further details, please see the subsections in the “Risk Factors — Risks Related to Our Business and Industry” section entitled “Content policies or regulations adopted by regulators, consumer opposition and litigation could negatively affect the distribution of Japanese animation-based games on our platform” and “Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.”

Cybersecurity

We have adopted robust security measures designed to comply with industry standards and have invested in technologies intended to safeguard cybersecurity. Our security measures include conducting regular security audits, enforcing role-based access controls, conducting due diligence on the security standards of our third party service providers, and maintaining a dedicated team of cybersecurity specialists to proactively identify and address potential threats. Furthermore, we leverage AWS Web Application Firewall (WAF) for enhanced protection and implement robust data encryption protocols to safeguard sensitive information.

No security measures, no matter how robust or comprehensive, can fully eliminate the possibility of accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to personal data or other confidential or proprietary information. Given the rapidly evolving technologies and tactics employed by bad actors, as well as the possibility for system or human error, security breaches and incidents have become pervasive and may result in significant costs, investigative and remedial efforts, negative public perception of our business and services, enhanced scrutiny, or other legal liability. If we sustain cyberattacks or other security incidents that result in data breaches, particularly if such data breach compromises our information or the information of our players, we could suffer a loss of players and associated revenue, increased costs, exposure to significant liability, governmental scrutiny, consumer complaints, reputational harm, and other negative consequences, including but not limited to civil or criminal penalties. For further details, please see “Risk Factors — Risks Related to Our Business and Industry.”

Competition

We primarily compete with alternative gaming platforms offering distribution services for game developers. We principally compete on a number of factors, including a robust technology toolset designed with the ability to convert, engage and retain users. The landscape of the global online gaming industry is dominated by a few large tech giants, such as Apple and Google, as well as large gaming platform companies like Steam, Sony, Nintendo, Microsoft, and Tencent. In the sub-sector of the H5 games and anime IP-based H5 games market, we hold a leading position, but still face competition from major companies such as Tencent and Netease, as well as several small platforms. Our developers compete for end-users with games featuring more appealing content and higher “playability” as well as other forms of consumer discretionary entertainment that vie for the users’ time and disposable income. This includes companies that provide video entertainment, music entertainment, social networking and other forms of leisure entertainment. See “Risk Factors — Risks Related to Our Business and Industry — Our industry is intensely competitive. We may not be able to distribute successful and engaging games with high “playability” on our platform, or players may prefer the games and content offered by our competitors’ platforms over our own.”

Intellectual Property

Our proprietary intellectual property encompasses software copyrights and patents pertaining to content management, AI-driven advertising, and gaming operations, all of which are essential for maintaining our platform’s technological edge. As of January 31, 2025, we hold two registered trademarks, one patent in application, along with 12 domain names, and we are actively seeking intellectual property protection for our AI-related innovations in technology, products, and services.

As of the date of this prospectus, we hold a group of pending patent applications for utility (invention) patents in Japan directed to use innovative artificial intelligence technology for image translation, specifically designed for us in game localization production. No third-party licensing is involved at this stage. The technology is capable of directly translating text from inputs that contain layered images. It adapts to the appropriate font for each language while preserving the original artistic effects and display, thereby efficiently facilitating game internationalization. We expect that any patents that may issue from pending applications would likely expire 20 years from the date of filing/issuance, without considering possible patent term adjustments or other extensions, although the specific expiration dates are not available now. Additionally, any and all of these pending patent applications may not result in issued patents, and not all issued patents may be maintained in force for their entire term.

To protect our intellectual property (IP) and trade secrets, we implement stringent measures, including access controls, encryption, and regular security audits. We also require confidentiality agreements with employees and partners to safeguard proprietary information and ensure compliance with our IP protection protocols. However, despite these efforts, we may not achieve or maintain adequate protection for our intellectual property, nor successfully enforce our rights.

Our current and future patents, trademarks, copyrights, trade secrets, domain names, and other intellectual property rights could be challenged, circumvented, or deemed unenforceable or invalid. Furthermore, these rights may not provide us with significant competitive advantages, adequately distinguish our products from those of competitors, or prevent competitors from launching similar products. Our business may also rely on third-party content, technology, and intellectual property.

We face the risk of third parties infringing, diluting, or misappropriating our intellectual property rights, and we may encounter challenges regarding the validity or enforceability of these rights. We cannot guarantee that our business activities do not infringe or misappropriate the rights of third parties. Presently, we are involved in intellectual property litigation and anticipate ongoing allegations from third parties, including competitors and non-practicing entities, claiming that we have infringed or otherwise violated their intellectual property rights. For further details, please see “Risk Factors — Risks Related to Our Business and Industry.”

Leases

Our corporate headquarters is located in Tokyo, Japan, encompassing a total of approximately 1,578.67 square meter of office space, 479.31 square meter, and 1,099.36 square meter, of which is currently leased through August 2026 and January 2027, respectively. Additionally, we lease office space totaling approximately 298.53 square meter and 1,486.03 square meter through October 2026 and October 2027 in Taiwan and China, respectively. We do not own any facilities, and as we grow our workforce and expand our geographic reach, we plan to procure additional office space.

Employees

As of January 31, 2025, we employed over 272 full-time employees. To continue evolving our G123.jp platform, we recognize the need to heavily invest in attracting and retaining key talent, particularly in areas such as software engineering, creative arts, and AI technologies.

Function	Number of Employees
Research and development	185
Sales and marketing	66
Administration and operation	21
Total	272

Legal Proceedings

While we are not currently subject to any significant legal proceedings, we may, from time to time, encounter actual or threatened legal actions, claims, investigations, and government inquiries that arise in the ordinary course of business. These may include matters related to anti-money laundering, gambling, intellectual property, data privacy and protection, tax, labor issues, torts, illegal or objectionable content, consumer protection, securities, employment, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims pertaining to the content or information provided to us.

This risk is particularly heightened in certain jurisdictions outside of Japan, where our liability protection for third-party content published on our platform may be less clear, and where we may not enjoy the same legal protections available to us in Japan. See “Risk Factors — Risks Related to Our Business and Industry.”

REGULATIONS

This section sets forth a summary of some of the most significant laws, rules and regulations that affect our business activities in Japan, the United States (“US”), the European Union (“EU”) and the United Kingdom (“UK”).

Japan

Japan does not currently have any national government regulations targeted specifically at the online game or mobile game industry. Some regulations that are relevant to or that may affect the online game and mobile game industries are described below.

Protection of Personal Information

Businesses in Japan are subject to certain statutory requirements with respect to personal information acquired during the ordinary course of business. Pursuant to these statutory requirements, businesses must set up appropriate procedures, among others, to protect personal information from use for any purpose other than the intended purpose, prevent disclosure to a third party without obtaining prior consent, and securely manage and prevent leakage and loss of damage.

Regulations on the Sound Upbringing of Minors

In Japan, internet and game content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home-use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence, anti-social expression, language, and ideology related expressions in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

Act Against Unjustifiable Premiums and Misleading Representations

In 2012, the Consumer Affairs Agency issued guidance that a certain subset of Gatcha known as “complete Gatcha” (kompu gatcha) violate the Act Against Unjustifiable Premiums and Misleading Representations (“AAUPMR”). In complete Gatcha, a player must first win several items through a standard Gatcha mechanism in order to ultimately win another, rarer item. For example, a player must first win items A through D through normal Gatcha before receiving a “grand prize” item E. Because complete Gatcha induce the player to purchase more and more Gatchas, the Consumer Affairs Agency regards them as offering an improper premium that harms consumer welfare. Regular Gatcha, by contrast, are permitted under the Consumer Affair Agency’s guidance because they do not generate an item, which can be combined with other items. In simple terms, regular Gatcha do not offer a set to “complete.”

In October 2023, the Consumer Affairs Agency added so-called stealth marketing within the definition of “improper representation,” which is banned under the AAUPMR. Stealth marketing, which is subject to regulation under the AAUPMR, covers any representation by a company that is difficult for consumers to identify as an advertising or paid promotion across any media platform (e.g. Youtube, websites, TV programs, newspaper, radio, or magazines).

Copyright Act

Any game products, including console software, online and mobile games etc., are subject to copyright protections.

Payment Service Act

Under the Payment Services Act, in-game items that are purchasable with real money and function in-game as consideration for any in-game goods or services, which can be used for a period of greater than six months, are regulated as “prepaid payment instruments.” Business operators are required to inform users of their trade name, available amount of in-game currency or amount of goods or services for use, any limitation on the period of use of such in-game items, contact information for claims or consultation, restrictions to area of use of such in-game items, reminders necessary for use, unused balance or method to confirm the unused balance of such in-game items, and the existence of terms and conditions (if any). Business operators are also required to deposit with legal affairs bureaus no less than half of the unused balance of such in-game items sold by the game operator, or otherwise take measures to secure funds as specified therein, in case such unused balance exceeds 10 million yen as of March 31 and September 30 in a given year.

Specified Commercial Transactions Act

Under the Specified Commercial Transactions Act, business operators are required to display a confirmation screen before an individual can complete a transaction in an online game. The confirmation screen must be displayed whenever an individual purchases an in-game item with either real or in-game currency. The confirmation screen must note, among others, the amount of in-game goods to be sold, the consideration for the preceding, the timing and method of payment, when the goods will be delivered, limitation on the period (if any) during which an individual may purchase in-game goods to be sold, and any terms relating to withdrawal or cancellation of the purchase offer.

Legal Regulations on Data Privacy and Cybersecurity

Comprehensive Consumer Privacy Laws

Our global business is subject to various laws, rules, and regulations governing the collection, processing, use, and disclosure of personal data in the various jurisdictions in which we operate, and the applicability of these laws and regulations to us, and their scope and interpretation, are often uncertain.

For example, the EU and UK laws impose strict data protection and security standards on companies that come within the territorial scope of their laws. For example, the EU’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, and the GDPR as it forms part of the laws of England and Wales by virtue of Section 3 of the European Union (Withdrawal) Act 2018 (each as supplemented by national laws), impose requirements on controllers and processors of personal data, including, for example, requiring consent from individuals to process certain types of personal data, requiring controllers to provide specific disclosures to individuals, and providing individuals with certain rights of their personal data. The EU Privacy and Electronic Communications Directive 2022/58/EC (otherwise known as the “ePrivacy Directive”) along with its implementing regulations in member EU states impose notice and consent requirements in connection with use of tracking technologies, including cookies, online.

In the US, legislatures in nineteen states have enacted comprehensive consumer privacy laws, and additional US states are frequently considering, passing, and enacting similar laws. Such state laws generally have thresholds for applicability and provide consumers residing in the applicable state with certain rights over their personal data, including rights to access, correct, delete, and opt-out from the sale of their personal data. These laws also generally impose obligations on regulated businesses to provide disclosures to consumers regarding how their data is collected, processed, used, disclosed, sold, or shared as well as describe consumers’ rights over their personal data.

Children’s Data

Although our services are neither directed towards nor targeted at children, and we do not knowingly collect the personal data of minors under 18 years of age or accept payments for services from consumers under 20 years of age, there are ever increasing and evolving regulations that place heightened scrutiny on services that may attract children, including games and other services containing animated characters.

For example, in the US, the Children’s Online Privacy Protection Act (“COPPA”) regulates the collection, use and disclosure of personal data from children under 13 years of age at the federal level and can apply to services not directed towards or targeted to children. A determination of applicability of COPPA is based on a number of factors; however, if applicable, COPPA, among other requirements, requires advance parental consent prior to collecting the personal data of a child under 13 with very limited exceptions. Further, multiple U.S. states are actively discussing, or have already passed, additional laws and regulations governing children’s privacy, particularly with respect to websites and online services.

Further, the UK recently enacted the “Age Appropriate Design Code,” a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018. This code came into full force and effect on September 2, 2021. The code requires online services that are likely to be accessed by children under 18, to put the best interests of the child’s privacy first in the design, development and data-related behavior of the game. Additionally, the UK Online Safety Act focuses on the safety and protection of children’s privacy online, with potential large penalties for non-compliance. Other countries within and outside the EU are considering following with their own codes or guidance documents relating to the collection or processing personal data from children or mitigation of online harms to children.

Telephone and Email Marketing Communications

In the US, the Telephone Consumer Protection Act of 1991 (the “TCPA”), enforced by the Federal Communications Commission, imposes restrictions on unsolicited telephone calls, text messages, and faxes, but does not apply to communications through peer-to-peer internet protocol-based messaging applications (“P2P Apps”) without the use of an automatic telephone dialing system (as defined in the TCPA). Under the TCPA, among other requirements, a consumer must provide their consent and be provided specific disclosures before a business may make or send calls or messages via an automatic telephone dialing system. Certain US states have also passed TCPA-like laws. The TCPA creates a private right of action for both consumers and state attorneys general. While we use P2P Apps to communicate with users regarding our services, including by sending messages that may be considered a “telephone solicitation” (as defined in the TCPA), we do not use automatic telephone dialing systems to send such messages and offer consumers the option to opt-out of further telephone solicitations. For email marketing messages, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) imposes rules for commercial email, establishes requirements for commercial messages, and gives recipients the right to have you stop emailing them. Noncompliance with the TCPA and/or CAN-SPAM can cause significant liability, due to the private right of action under the TCPA and statutorily imposed damages under CAN-SPAM.

In the EU and UK, similar laws exist concerning phone calls, text messages, faxes and emails. While specific requirements depend on jurisdiction within the EU or UK, many of these laws impose requirements to obtain advance consent before sending automated texts or making automated calls to consumers.

While we strive to ensure our use of emerging technologies, including those involving automated communications, complies with applicable laws, the evolution of such technologies necessitates ongoing interpretation of potentially applicable laws. As with all use of newer technologies, the uncertainty regarding the applicability of existing laws to new use cases, or a shift in applicability based on new legal decisions, rules and regulations, could impact how we are able to communicate with our users.

MANAGEMENT

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors as of the date of this prospectus.

Name	Age	Position(s)
Ryuichi Sasaki	41	Founder, Chief Executive Officer and Chairman of the Board
Akihiro Ishiwata*	40	Executive Vice President and Director
Patrick Liu	36	Chief Financial Officer
Hairihan Tong	33	Chief Technology Officer
Kevin Dean Vassily*	58	Independent Director Nominee
Naoto Hattori*	52	Independent Director Nominee
Koichiro Yamashita*	45	Independent Director Nominee

____________

*        We appointed Akihiro Ishiwata as our director and each of Kevin Dean Vassily, Naoto Hattori and Koichiro Yamashita as our independent directors, effective upon the SEC’s declaration of effectiveness of the registration statement on Form F-1 of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Ryuichi Sasaki founded CTW in 2013 and currently serves as our chief executive officer and chairman of the Board. With over a decade of experience in the gaming industry, Mr. Sasaki is a successful entrepreneur specializing in animation IP-oriented games. Under his leadership, CTW has evolved with a clear vision and strong business development strategies. Mr. Sasaki has driven the company’s growth and innovation, overseeing operations to ensure the satisfaction of both gamers and developers as well as other stakeholders.

Akihiro Ishiwata has served as our Executive Vice President since April 2020 and will also serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Ishiwata oversees our platform business, where he manages key departments such as marketing, planning, and new business development. Prior to joining CTW, Mr. Ishiwata was an executive officer at Sousetus Games Inc. from January 2016 to December 2019, where he directed game app marketing strategies and advertising agency operations, and developed original app advertising products. He also served as an executive officer at gNetop Inc. from May 2014 to December 2015, and held roles in the President’s Office and Content Promotion Department at GMO Game Center from April 2011 to May 2014, where he produced several new game titles. Earlier in his career, he worked as an account planner at GMONIKKO, an advertising agency, from April 2007 to March 2011. Mr. Ishiwata holds a bachelor’s degree in economics from Nihon University.

Patrick Liu has served as our chief financial officer since July 2024. Mr. Liu oversees our internal financial records as well as accounting and financing related matters. Prior to joining CTW, Mr. Liu served as an assurance principal at Marcum Asia CPAs LLP (formerly known as Friedman LLP) from September 2020 to July 2024. Mr. Liu received a bachelor’s degree in public finance from Xiamen University in China in 2012 and a master’s degree in accounting from the University of Delaware in the U.S. in 2014.

Hairihan Tong has served as our chief technology officer since December 2016. Mr. Tong oversees our technology department, while responsible for operation of our G123.jp platform, internal operational tools, and partner collaboration systems. Mr. Tong has been leading our technology teams and is playing a vital role in new product development, global market expansion and innovation in technology solutions to drive business and operational efficiency. Mr. Tong received a bachelor’s degree in software engineering from Dalian University of Technology in China in 2012 and a master’s degree in computer science from Waseda University in Japan in 2014.

Kevin Dean Vassily will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Vassily has served as an independent director of Zhongchao Inc. since February 2020, an independent director of Tungray Technologies Inc. (NASDAQ: TRSG) since March 2024, and an independent director of Autozi Internet Technology (Global) Ltd. (NASDAQ: AZI) since August 2024. Mr. Vassily is an independent director for two Nasdaq-listed special purpose acquisition companies, including Denali Capital Acquisition Corp. (NASDAQ: DECA) since April 2022, and Aimfinity Investment Corp. I (NASDAQ: AIMA) since March 2023. From June 2022 until June 2024, Mr. Vassily served as an independent director of Feutune Light

Acquisition Corp. (NASDAQ: FLFV), a special purpose acquisition company, when FLV completed its business combination with Thunder Power Holdings Limited. Following the merger, he has served as an independent director of the combined entity, Thunder Power Holdings Inc. (NASDAQ: AIEV). Mr. Vassily served as Chief Financial Officer of iPower Inc. (NASDAQ: IPW) from January 2021 to May 2025 and as a member of its board of directors from March 2021 to May 2025. Earlier in his career, Mr. Vassily held various advisory and research roles, including Vice President of Market Development at Facteus from 2019 to January 2021, an advisor at Go Capture from July 2018 to January 2020, an associate director of research at Keybanc Capital Markets from January 2015 to June 2018, director of research at Pacific Epoch from December 2010 to December 2014, and senior analyst positions at Pacific Crest Securities, Susquehanna International Group, and Thomas Weisel Partners. Mr. Vassily holds a bachelor’s degree in liberal arts from Denison University and an MBA from the Tuck School of Business at Dartmouth College.

Naoto Hattori will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Hattori has been the president of Direct Partners LLC since March 2023, providing consulting services to companies ranging from fintech to e-commerce sectors. He served as the president of GMO Game Center Co., Ltd. from November 2011 to November 2017, and subsequently at GMO Internet Inc. from December 2017 to December 2019, in charge of game development and distributions. He also worked at GMO Creators Network Inc., from January 2020 to February 2023, primarily in charge of fintech business. Mr. Hattori received a bachelor’s degree in computer engineering from Keio University in 1999.

Koichiro Yamashita will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Yamashita was an associate at Nishimura & Asahi from September 2007 to May 2010. Since June 2010, he has been a partner attorney at Maritax Law Office. In November 2010, he notified the commencement of tax attorney services pursuant to Article 51(1) of the Certified Public Tax Accountant Act. He also served as an outside auditor of NITTOKU Co., Ltd. from June 2017 to June 2021. Mr. Yamashita received a bachelor of laws from Waseda University in 2002 and has been a registered attorney-at-law with the Daini Tokyo Bar Association since September 2007.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be renewed automatically thereafter for successive one-year terms unless a one-month notice of non-renewal is given by one party to the other. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of five (5) directors, including three (3) independent directors, namely Kevin Dean Vassily, Naoto Hattori and Koichiro Yamashita, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The corporate governance rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the corporate governance rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We choose not to rely on this “home country practice” exception and have established a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and our shareholder resolutions. We have the right to seek damages where certain duties owed by any of our directors are breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        approving the transfer of shares in our company, including the registration of such shares in our register of members; and

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Under our amended and restated memorandum and articles of association, a director may be appointed by ordinary resolution or by the affirmative vote of a simple majority of the directors present and voting at a board meeting. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the affirmative vote of a simple majority of the directors present and voting at a board meeting, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

All of our executive officers may be appointed by and serve at the discretion of our board of directors and may be removed by our board of directors.

Qualification

Under our amended and restated memorandum and articles of association, a director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist Kevin Dean Vassily, Naoto Hattori and Koichiro Yamashita, and will be chaired by Kevin Dean Vassily. Mr. Kevin Dean Vassily satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Kevin Dean Vassily qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee will consist of Naoto Hattori, Kevin Dean Vassily and Koichiro Yamashita, and will be chaired by Naoto Hattori. Naoto Hattori satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

•        approving and overseeing the total compensation package for our executives other than the three most senior executives;

•        reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Naoto Hattori, Kevin Dean Vassily and Koichiro Yamashita, and will be chaired by Naoto Hattori. Naoto Hattori satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•        reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation of Directors and Executive Officers

For the six months ended January 31, 2025 and fiscal year ended July 31, 2024, we paid an aggregate of US$253,969 and US$373,683 to our executive officers, including cash compensation, statutory insurance and benefits, and other benefits. No compensation was paid to our non-executive directors.

Equity Plans

2025 Equity Incentive Plan

Our board of directors adopted our 2025 Equity Incentive Plan (the “2025 Plan”) prior to the offering, and the 2025 Plan was submitted to our shareholders for approval. Our 2025 Plan became effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. The purpose of the 2025 Plan is to promote the long-term success of our Company and increase shareholder value by attracting, motivating, and retaining employees, directors, and consultants through the granting of equity-based incentives. Our 2025 Plan has the features described below.

Types of Awards.    The 2025 Plan provides awards in the form of Options (including incentive stock options (“ISOs”), and non-statutory stock options (“NSOs”)), share appreciations rights (“SARs”), restricted shares and restricted share units (“RSUs”).

Share Reserve.    The number of shares of our ordinary shares available for issuance under our 2025 Plan is 6,300,000, plus:

•        An annual increase on August 1 of each year beginning August 1, 2026 and ending on August 1, 2034, equal to the lesser of (i) 5% of the total number of shares issued and outstanding as of the last day of the preceding fiscal year, or (ii) a number of shares determined by our board of directors; and

•        Any shares underlying awards that expire, are forfeited, or are otherwise returned to the plan.

Shares used to pay the exercise price of options or to satisfy tax withholding obligations will again become available for grant under the 2025 Plan, as will shares subject to awards that are settled in cash.

Administration.    The 2025 Plan shall be administered by our board of directors or one or more committees to which the board of directors has delegated authority, in accordance with the terms and conditions of the 2025 Plan (the “Administrator”).

Award Terms.    Each option or SAR must have an exercise price at least equal to the fair market value of our Class A ordinary shares on the date of grant. Options and SARs must have a term not exceeding ten years. Awards may vest based on continued service, performance conditions, or other criteria as determined by the Administrator.

Eligibility.    Equity awards authorized under the 2025 Plan may be granted to our employees, directors, and consultants in accordance with the terms and conditions of the 2025 Plan. However, ISOs may only be granted to our employees.

Treatment in Corporate Transactions.    In the event of certain corporate transactions, including a change in control, outstanding awards may be assumed, substituted, cancelled for cash, accelerated, or otherwise adjusted in accordance with the terms of the 2025 Plan and the related award agreements. Unless otherwise provided in the applicable award agreement, unvested awards held by service providers continuing through the transaction may vest in full immediately prior to such event, subject to the terms and conditions provided by the 2025 Plan.

Transfer Restrictions.    Unless otherwise expressly provided in the 2025 Plan, by applicable law and by the award agreement, awards shall only be transferable by beneficiary designation, a will or the laws of descent and distribution. ISOs may only be transferable by will or by the laws of descent and distribution.

Plan Term and Amendments.    The 2025 Plan will terminate ten years from the date of its adoption, unless earlier terminated by our board of directors. The board of directors may amend or terminate the plan at any time, subject to shareholder approval if required by applicable law or exchange listing rules.

2025 Employee Share Purchase Plan

Our board of directors adopted our 2025 Employee Share Purchase Plan (the “2025 ESPP”) prior to the offering, and the 2025 ESPP was submitted to our shareholders for approval. Our 2025 ESPP became immediately effective on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2025 ESPP is intended to qualify under Code Section 423 of the Internal Revenue Code. The purpose of the 2025 ESPP is to provide eligible employees with an opportunity to purchase our Class A ordinary shares at a discount through payroll deductions, thereby increasing their proprietary interest in our success and aligning employee and shareholder interests. Our 2025 ESPP has the features described below.

Share Reserve.    We will reserve 5,040,000 Class A ordinary shares for issuance under the 2025 ESPP. In addition, beginning on August 1, 2026 and on each August 1 thereafter until (and including) August 1, 2044, the number of shares reserved under the ESPP will automatically increase by the lesser of:

•        1% of the total number of our Class A ordinary shares outstanding as of July 31 of the immediately preceding year; or

•        a number of shares determined by our board of directors.

The number of shares reserved is subject to adjustment in the event of certain changes in our capitalization, such as share splits, recapitalizations, reorganizations or similar events.

Administration.    The 2025 ESPP shall be administered by our board of directors or one or more committees to which the board of directors has delegated authority, in accordance with the terms and conditions of the 2025 ESPP (the “Administrator”).

Eligibility.    Employees will be eligible to participate if they satisfy any criteria established by the Administrator prior to the start of an offering period, in accordance with the terms of the 2025 ESPP and applicable law. Eligible employees may begin participating in our 2025 ESPP at the start of any offering period by filing the prescribed enrollment form with the Company.

Offering Periods.    Each offering period will last a number of months determined by the Administrator, not to exceed 27 months (or such other period as may be imposed under applicable tax law). Additional offering periods will begin periodically, as determined by the Administrator. Offering periods may overlap or may be consecutive. Each offering period may consist one or more purchase periods. The duration and frequency of offering periods and purchase periods are determined by the Administrator.

Purchase Price.    The purchase price per share under the ESPP for any purchase period may not be less than the lower of:

•        85% of the fair market value of a share on the first trading day of the applicable offering period; or

•        85% of the fair market value of a share on the applicable purchase date.

Plan Limitations.    The 2025 ESPP limits participation to:

•        Individuals who would own more than 5% or more of the total combined voting power or value of all classes of shares of the Company or any related corporation, applying the ordinary shares attribution rules of Code Section 424(d), and including any ordinary shares in which the individual may purchase under outstanding options as ordinary shares owned by such individual; and

•        $25,000 worth of shares (determined based on the fair market value on the grant date) per calendar year under Section 423 of the Code.

Treatment in Corporate Transactions.    In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, outstanding purchase rights may be continued, assumed or substituted by the surviving entity or its parent. If not, a new early purchase date may be set to allow participants to purchase shares before the transaction closes.

Withdrawal and Termination.    The Administrator may amend, suspend, or terminate the 2025 ESPP at any time and for any reason. Except otherwise provided by the 2025 ESPP and to the extent required by any applicable law or regulation, shareholder approval is required for certain amendments, including increases in the number of shares available for issuance. Unless earlier terminated or extended by the board, the ESPP will terminate automatically 20 years after its adoption.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A ordinary shares offered in this offering for:

•        each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our Class A ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on one (1) ordinary share outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on 51,000,000 Class A ordinary shares outstanding immediately after the completion of this offering if the underwriters do not exercise the over-allotment option and 51,450,000 Class A ordinary shares outstanding immediately after the completion of this offering if the underwriters exercise the over-allotment option in full.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned Prior to This Offering				% of Total Voting Power Before Our Initial Public Offering	Shares Beneficially Owned After This Offering				% of Total Voting Power After This Offering
	Class A		Class B			Class A		Class B
	Shares	%	Shares	%		Shares	%	Shares	%
Directors and Executive Officers:*
Ryuichi Sasaki(1)	48,000,000	100	12,000,000	100	100	48,000,000	94.1	12,000,000	100	98.2
Akihiro Ishiwata	—	—	—	—	—	—	—	—	—	—
Patrick Liu	—	—	—	—	—	—	—	—	—	—
Hairihan Tong	—	—	—	—	—	—	—	—	—	—
Kevin Dean Vassily	—	—	—	—	—	—	—	—	—	—
Naoto Hattori	—	—	—	—	—	—	—	—	—	—
Koichiro Yamashita	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	48,000,000	100	12,000,000	100	100	48,000,000	94.1	12,000,000	100	98.2

Principal Shareholder:
CTW (BVI) LTD(1)	48,000,000	100	12,000,000	100	100	48,000,000	94.1	12,000,000	100	98.2

____________

Notes:

*        Unless otherwise indicated, the business address of each of the individuals is 29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan.

(1)      Represents (i) 48,000,000 Class A ordinary shares and (ii) 12,000,000 Class B ordinary shares held by CTW (BVI) LTD, a limited liability company incorporated in British Virgin Islands, in which Mr. Ryuichi Sasaki owns 100% of the equity interests. The registered office address of CTW (BVI) LTD is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this prospectus, none of our outstanding Class A ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

There is no material transactions with related parties that occurred during the six months ended January 31, 2025 and fiscal years ended July 31, 2024 and 2023. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of Form 20-F. Please see combined financial statements with accompanying notes for the six months ended January 31, 2025 and fiscal years ended July 31, 2024 and 2023 included elsewhere in this prospectus for more details.

Private Placement

See “Description of Share Capital — History of Securities Issuances.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

We were incorporated as an exempted company limited by shares under the Cayman Companies Act on November 15, 2024. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Our share capital is divided into ordinary shares. In respect of all of our ordinary shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and our amended and restated articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our amended and restated memorandum and articles of association.

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 500,000,000 ordinary shares, comprising of (i) 200,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 20,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (iii) 280,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our amended and restated memorandum and articles of association.

Our Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association provides that, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, comprising of (i) 200,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 20,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (iii) 280,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our amended and restated memorandum and articles of association. Immediately upon the completion of this offering, we will have an aggregate of 63,000,000 issued and outstanding ordinary shares, including 51,000,000 Class A ordinary shares to be issued by us in this offering, assuming the underwriters do not exercise the option to purchase additional Class A ordinary shares.

The following are summaries of certain material provisions of our amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Objects of Our Company.    Under our amended and restated memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.    As of the date of this prospectus and immediately prior to the completion of this offering, our authorized share capital is consisted of US$50,000 divided into 500,000,000 ordinary shares, comprising of (i) 200,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 20,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (iii) 280,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our amended and restated memorandum and articles of association. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable and are issued when registered in our register of members. Certificates representing the ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Classes of Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion Rights.    A Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the corporate governance rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as reducing share capital and any capital redemption reserve or making changes to our amended and restated memorandum and articles of association.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by our board of directors. Advance notice of not less than 7 clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by the company by special resolution before the issue of the shares. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.    Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights and voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of ordinary shares.

Inspection of Books and Records.    Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship, or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved. In the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and, in the case of a creditor scheme only a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default, or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our amended and restated articles of association, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company or; (iv) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain, and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details, and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store, and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights, or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://ctw.inc/?lang=en or through phone number +050-1748-6333.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

History of Share Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares    On November 15, 2024, one (1) Ordinary Share was issued to Quality Corporate Services Ltd, which were immediately transferred to CTW (BVI) Ltd.

On May 15, 2025, (i) the one (1) Ordinary Share held by CTW (BVI) Ltd. and 19,999,999 authorized but unissued ordinary shares were re-designated into Class B ordinary shares on a one-to-one basis, (ii) 200,000,000 authorized but unissued ordinary shares were re-designated into Class A ordinary shares on a one-to-one basis, and (iii) 280,000,000 authorized but unissued ordinary shares were re-designated into shares of such class or classes (however designated) as the Board may determine in accordance with the amended and restated memorandum and articles of association on a one-to-one basis.

On May 15, 2025, we issued 48,000,000 Class A ordinary shares and 11,999,999 Class B ordinary shares to CTW (BVI) Ltd., of which the ultimate controller and beneficial owner is Mr. Ryuichi Sasaki.

We believe that each of the foregoing issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in the issuances of securities.

We have not issued any other securities since the incorporation of the Company on November 15, 2024, except as described above.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Class A ordinary shares, and although we plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market, a regular trading market for our Class A ordinary shares may not develop. Future sales of substantial amounts of our Class A ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A ordinary shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Class A ordinary shares held by public shareholders representing approximately 5.9% of our Class A ordinary shares in issue if the underwriters do not exercise their over-allotment option, and approximately 6.7% of our Class A ordinary shares in issue if the underwriters exercise their over-allotment option in full. All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

See “Underwriting — Lock-Up Agreements.”

Rule 144

All of our Class A ordinary shares outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Class A ordinary shares then outstanding, in the form of Class A ordinary shares or otherwise, which will equal approximately 510,000 shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of the Class A ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of the material Japanese, Cayman Islands and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

We are a holding company incorporated as an exempted company in the Cayman Islands. If we determine to pay dividends on any of our Class A ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary, CTW Japan.

Generally, owners of Class A ordinary shares of a Japanese corporation who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders, will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section, distributions made from CTW Japan’s retained earnings for the Companies Act purposes) the Japanese corporation pays with respect to its Class A ordinary shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Class A ordinary shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, as the case may be, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following is a general discussion of certain material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) with respect to their ownership and disposition of Class A ordinary shares.

The following does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        persons liable for alternative minimum tax;

•        persons holding our Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A ordinary shares);

•        persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Class A ordinary shares through partnerships or other pass-through entities (except as explicitly discussed below in “Material Tax Consequences Applicable to U.S. Holders of Our Class A ordinary shares”);

•        beneficiaries of a trust holding our Class A ordinary shares; or

•        persons holding our Class A ordinary shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A ordinary shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A ordinary shares. It is directed to U.S. Holders (as defined below) of our Class A ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A ordinary shares under U.S. tax laws, such as U.S. federal estate or gift tax consequences or the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” is applicable to you if you are a beneficial owner of Class A ordinary shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A ordinary shares are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES. HOLDERS OF CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Taxation of Dividends and Other Distributions on our Class A ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include the gross amount of distributions made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) in gross income as dividend income on the date of receipt, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service (the “IRS”) authority, Class A ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess would be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A ordinary shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your adjusted tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, such gain or loss generally will be long-term capital gain or loss and you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test may be determined, in part, based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the Class A ordinary shares are regularly traded on the Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A ordinary shares, then such Class A ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A ordinary shares for tax purposes.

If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding under Section 3406 of the Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Additional Reporting Requirements

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares. In addition, certain U.S. Holders may be required to file an IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, to report a transfer of property (including cash) to us. Failure to comply with either of these reporting requirements could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file an IRS Form 8938 or IRS Form 926.

UNDERWRITING

We expect to enter into an underwriting agreement with Kingswood Capital Partners, LLC, as the Representative, the lead managing underwriter and book-runner, with respect to the Class A ordinary shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Class A ordinary shares set forth opposite its name below, at the purchase offering price, less the underwriting commissions and discounts set forth below.

Underwriters	Number of Class A Ordinary Shares to be Purchased from the Company
Kingswood Capital Partners, LLC
TFI Securities and Futures Limited
Total

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken. However, the underwriters are not required to take or pay for the Class A ordinary shares covered by their option to purchase additional Class A ordinary shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the underwriters to purchase a maximum of            additional Class A ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting commissions and discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If any additional Class A ordinary shares are purchased, the underwriters will offer these Class A ordinary shares on the same terms as those on which the other Class A ordinary shares are being offered.

Underwriting Compensation and Expenses

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$            per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$            per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by the underwriters and subject to the underwriters’ right to reject any order in whole or in part. The underwriters have informed us that the underwriters do not intend to confirm sales to any accounts over which the underwriters exercise discretionary authority.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The following table shows the public offering price, underwriting compensation, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Public offering price(1)	US$	US$	US$
Underwriting commissions and discounts(2)	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

____________

(1)      Initial public offering price per share is assumed as US$            per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      Represents underwriting commissions and discounts of (i) seven percent (7.00%) of the public offering price per Class A ordinary share, if the Total Gross Proceeds, including proceeds from the exercise of the over-allotment option, if any, is no more than US$25 million; or (ii) six and a half percent (6.5%) of the public offering price per Class A ordinary share, if the Total Gross Proceeds of this offering exceeds US$25 million. The underwriting commissions and discounts do not include (i) a one percent (1)% non-accountable expense allowance, and (ii) certain out-of-pocket expenses, each as described below.

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of the Class A ordinary shares, including any Class A ordinary shares sold pursuant to the underwriters’ over-allotment option.

We have agreed to pay to the Representative a total of $50,000 in consideration for the Representative’s advisory services, provided the offering is completed, in accordance with FINRA Rule 5110(g)(4)(B). We have agreed to reimburse the Representative out-of-pocket accountable expenses relating to the offering, including but not limited to, reasonable fees and expenses of underwriters’ counsel(s) fees, due diligence and background check expenses, and reasonable costs for roadshows, provided that the actual accountable expenses of the Representative shall not exceed US$240,000. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including, among other things, (a) all filing fees and expenses relating to the registration of the Class A ordinary shares with the SEC; (b) all fees and expenses relating to the listing of the Class A ordinary shares on the Nasdaq; (c) all fees, expenses and disbursements relating to the registration or qualification of the Class A ordinary shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Representative’s “blue sky” counsel) unless such filings are not required in connection with the proposed listing on the Nasdaq; (d) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any; and (g) all filing fees and communication expenses associated with the review of this offering by FINRA.

We estimate that the total expenses payable by us in connection with this offering, other than the underwriting commissions and discounts referred to above, will be approximately US$            , including a maximum aggregate reimbursement of US$240,000 of Representative’s accountable expenses.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed, for a period of 180 days from the closing date of this offering, we and any successor entity will not, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any of our ordinary shares or securities that are substantially similar to our ordinary shares, including any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors and executive officers and our existing shareholders of 5% or greater of any class of our outstanding ordinary shares has also agreed to enter into a customary lock-up agreement for a period of 180 days from the date of the commencement of sales of this offering, subject to certain exceptions, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company.

Right of First Refusal

For a period of twelve (12) months after the date of the completion of this offering, we have granted the Representative the right of first refusal to act as lead investment banker, lead manager and book-runner, and/or lead placement agent with respect to any public or private sale of the securities, including all equity-linked financings, of the Company and/or any of its subsidiaries.

Tail Financing

We have granted the Representative the right, for a period of three (3) months after the termination of the Representative’s engagement with us, to receive a cash fee to be agreed between the Representative and us for the commutation of the sale of any equity, debt and/or equity derivative instruments to any investor directly introduced by the Representative to the Company in connection with the Representative’s advisory service provided to us, in accordance with FINRA Rule 5110(g)(5)(B). If the engagement agreement and/or underwriting agreement between the Company and the Representative is terminated by either party for cause, this termination would also terminate the tail financing provision in the engagement agreement and/or underwriting agreement between the Company and the Representative.

Nasdaq Listing

We plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market under the symbol “CTW.” At this time, Nasdaq has not yet approved our application to list our Class A ordinary shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq may engage in passive market making transactions on the Nasdaq in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A ordinary shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A ordinary shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of Class A ordinary shares covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A ordinary shares or preventing or retarding a decline in the market price of our Class A ordinary shares. As a result, the price of our Class A ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A ordinary shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriters and certain of the underwriters’ affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may, in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A ordinary shares offered by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Australia.    This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Class A ordinary shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Class A ordinary shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Class A ordinary shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients,” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Class A ordinary shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.    The Class A ordinary shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    This prospectus does not constitute a public offer of the Class A ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any Class A ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Class A ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A ordinary shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Class A ordinary shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Class A ordinary shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Class A ordinary shares to the public” in relation to any Class A ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Class A ordinary shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The shares have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan.    The Class A ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Class A ordinary shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC, and the Class A ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A ordinary shares may not be circulated or distributed, nor may our Class A ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Class A ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan.    The Class A ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A ordinary shares in Taiwan.

United Kingdom.    An offer of the Class A ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Class A ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

Israel.    This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	3,170
Nasdaq Capital Market Listing Fee	US$	75,000
FINRA Filing Fee	US$	3,605
Legal Fees and Other Expenses	US$	1,000,000
Accounting Fees and Expenses	US$	379,200
Printing and Engraving Expenses	US$	45,000
Underwriter accountable expenses	US$	240,000
Miscellaneous Expenses	US$	80,000
Total Expenses	US$	1,825,975

____________

*        To be filed by amendment

These expenses will be borne by us. Underwriting commissions and discounts will be borne by us in proportion to the numbers of Class A ordinary shares sold in the offering.

LEGAL MATTERS

We are being represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP with respect to certain legal matters as to United States federal securities and New York State law. Certain legal matters with respect to U.S. federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP. The validity of the Class A ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga, our counsel as to Cayman Islands law. Legal matters as to Japanese law will be passed upon for us by Nishi Law Firm and Kudanzaka Law Office, our co-counsels as to Japanese law. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP may rely on Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Nishi Law Firm and Kudanzaka Law Office with respect to matters governed by Japanese law.

EXPERTS

The combined financial statements as of January 31, 2025 and 2024, and July 31, 2024 and 2023, and for the six months ended January 31, 2025 and 2024, and fiscal years ended July 31, 2024 and 2023, included in this prospectus have been so included in reliance on the report of YCM CPA INC., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of YCM CPA INC. is 4482 Barranca Parkway, STE 239, Irvine, CA 92604.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

CTW CAYMAN
INDEX TO COMBINED FINANCIAL STATEMENTS

Unaudited Condensed Combined Balance Sheets as of January 31, 2025 and July 31, 2025	F-25
Unaudited Condensed Combined Statements of Comprehensive Income for the Six Months Ended January 31, 2025 and 2024	F-26
Unaudited Condensed Combined Statements of Changes in Shareholders’ Equity for the Six Months Ended January 31, 2025 and 2024	F-27
Unaudited Condensed Combined Statements of Cash Flows for the Six Months Ended January 31, 2025 and 2024	F-28
Notes to Unaudited Condensed Combined Financial Statements	F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CTW Cayman

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of CTW Cayman (the “Company”, together with its subsidiaries and its variable interest entities, the “Group”) as of July 31, 2024 and 2023, and the related statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years ended July 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2024 and 2023, and the results of its operations and its cash flow for year ended July 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2024.

PCAOB ID 6781

Irvine, California

February 5, 2025, except for Note 4, as to which the date is March 31, 2025

CTW CAYMAN
COMBINED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of July 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalent	$14,461,251	$14,852,169
Restricted cash	133,014	140,683
Accounts receivable, net	1,379,288	1,472,103
Prepaid expenses and other current assets	2,184,676	937,427
Total current assets	18,158,229	17,402,382

Non-current assets:
Property, plant and equipment, net	935,247	833,028
Prepaid royalties, net	3,660,198	2,976,290
Investments in films and television programs, net	800,033	531,468
Advance to game developers, net	14,167,091	9,795,494
Deferred tax assets, net	5,946	—
Rights-of-use assets, net	4,384,300	4,606,554
Other noncurrent assets	1,831,463	2,138,784
Total non-current assets	25,784,278	20,881,618
TOTAL ASSETS	$43,942,507	$38,284,000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,321,614	$4,374,394
Accrued advertising expenses	3,696,323	2,923,564
Tax payable	810,716	695,420
Lease liabilities – current	2,121,666	1,662,841
Accrued expenses and other current liabilities	2,062,560	2,200,327
Total current liabilities	12,012,879	11,856,546

Non-current liabilities:
Lease liabilities – noncurrent	2,425,578	3,396,103
Deferred tax liabilities	5,664,596	4,148,024
Total non-current liabilities	8,090,174	7,544,127
TOTAL LIABILITIES	20,103,053	19,400,673

Shareholders’ equity
Ordinary Shares, par value of US$0.0001 per share; 500,000,000 shares authorized, 1 and 1 share issued and outstanding as of July 31, 2024 and 2023*	—	—
Additional paid-in capital	855,848	855,848
Statutory reserve	674,156	673,339
Retained earnings	28,036,036	22,059,214
Accumulated other comprehensive loss	(5,726,586)	(4,705,074)
Total shareholders’ equity	23,839,454	18,883,327
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,942,507	$38,284,000

____________

*:       Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of the combined financial statements.

CTW CAYMAN
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Amount in U.S. dollars, except for number of shares)

	For the years ended July 31,
	2024	2023
Revenue	$68,424,577	$62,944,073
Cost and expenses:
Cost of revenue	16,211,779	17,049,167
General & administrative expenses	5,177,570	4,473,647
Research & development expenses	952,440	2,913,436
Sales and marketing expenses	39,426,506	32,919,491
Total cost and expenses	61,768,295	57,355,741

Income from operations	6,656,282	5,588,332

Other income/(expenses):
Interest income, net	300,985	41,035
Foreign Currency Transaction gain (loss)	784,674	(566,100)
Other income	454,286	173,291
Other income/(expense), net	1,539,945	(351,774)

Income before income tax expense	8,196,227	5,236,558
Income tax (benefit)/expense	2,218,588	1,838,174
Net income	5,977,639	3,398,384

Other comprehensive income
Foreign currency translation adjustment	(1,021,512)	(1,151,842)
Total comprehensive income	$4,956,127	$2,246,542

Earnings per share
Basic and Diluted	$5,977,639	$3,398,384

Weighted average number of ordinary shares
Basic and Diluted*	1	1

____________

*:       Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of the combined financial statements.

CTW CAYMAN
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for number of shares)

	Ordinary Shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Share*	Amount
Balance as of July 31, 2022	1	$0	$855,848	$673,339	$18,660,830	$(3,553,232)	$16,636,785
Net income	—	—	—	—	3,398,384	—	3,398,384
Foreign currency translation adjustment	—	—	—	—	—	(1,151,842)	(1,151,842)
Balance as of July 31, 2023	1	$0	$855,848	$673,339	$22,059,214	$(4,705,074)	$18,883,327
Net income	—	—	—	—	5,977,639	—	5,977,639
Statutory reserve	—	—	—	817	(817)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(1,021,512)	(1,021,512)
Balance as of July 31, 2024	1	$0	$855,848	$674,156	$28,036,036	$(5,726,586)	$23,839,454

____________

*:       Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of the combined financial statements.

CTW CAYMAN
COMBINED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended July 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,977,639	$3,398,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,067,706	779,368
Impairment of advance to game developers	401,451	2,457,900
Impairment of prepaid royalties	—	831,624
Impairment of Investments in films and television programs	46,453	—
Amortization of right-of-use asset	1,634,833	1,369,188
Gain from disposal of property, equipment and software	(19,931)	—
Foreign currency exchange gain	(742,819)	—
Deferred income tax expenses	1,734,765	1,811,466
Changes in operating assets and liabilities:
Accounts receivable	12,495	27,836
Prepaid expenses and other current assets	(1,536,692)	2,462,046
Advance to game developers	(4,559,682)	(7,565,487)
Purchase of prepaid royalties	(2,105,413)	(1,938,905)
Other non-current assets	374,397	(280,676)
Accounts payable	(811,959)	1,130,431
Accrued advertising expenses	931,036	77,822
Taxes payable	149,583	253,613
Accrued expenses and other current liabilities	(13,896)	(1,002,834)
Operating lease liabilities	(1,898,561)	(1,250,884)
Amount from related parties	(53,758)	(1,741)
Net cash provided by operating activities	1,587,647	2,559,151

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(710,457)	(134,788)
Proceed from disposal of property and equipment	106,374	231,514
Investments in films and television programs	(569,647)	(581,962)
Net cash used in investing activities	(1,173,730)	(485,236)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by/(used in) financing activities	—	—

Effect of exchange rate changes on cash and restricted cash	(812,504)	(998,138)

Net change in cash and restricted cash	(398,587)	1,075,777
Cash and restricted cash, beginning of the year	14,992,852	13,917,075
Cash and restricted cash, end of the year	$14,594,265	$14,992,852

Cash, cash equivalent and restricted cash, end of the year	14,594,265	14,992,852
Less: restricted cash, end of the year	133,014	140,683
Cash and cash equivalent, end of the year	14,461,251	14,852,169

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$6,928	$1,924
Cash paid for operating lease	$1,969,440	$1,314,835

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$1,685,257	$30,184

The accompanying notes are an integral part of the combined financial statements.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

CTW Cayman (the “Company”, together with its subsidiaries and its variable interest entities, the “Group”) was incorporated on November 15, 2024 under the laws of the Cayman Islands with limited liability. The Company through its operating subsidiaries in Japan and Singapore, primarily provides game distribution services and related services to game developers.

Reorganization

The Company began its business operations on August 14, 2013, with the establishment of CTW Inc. (“CTW Japan”) by the Chairman of the Board and Chief Executive Officer, Mr. Ryuichi Sasaki, in Tokyo, Japan. CTW Japan was wholly owned by Mr. Sasaki. In 2023, to explore international opportunities and prepare for the initial public offering in the United States, the following entities were established and initiated the step I reorganization. On June 9, 2023, Bao Cayman (previously known as CTW Cayman) was established under the laws of the Cayman Islands as an exempted company with limited liability. Bao Cayman has no operations of its own and was established as an investment holding company. Bao Cayman is 100% owned by Mr. Sasaki. On September 29, 2023, Mr. Sasaki, transferred his 100% ownership interest in CTW Japan to Bao Cayman with nominal consideration. (the “Step I Reorganization”, together with the Step II Reorganization as described below, the “Reorganization”) After the transaction, CTW Japan became a wholly owned subsidiary of Bao Cayman. On September 11, 2023, CTW G123 Singapore Pte., Ltd. (“CTW Singapore”) was established in Singapore as a wholly owned subsidiary of Bao Cayman to provide game distribution and related services. Additionally, on October 12, 2023, AinekoX Co., Ltd. (“AinekoX”) was established in Taipei City, Taiwan by an executive of the Company, solely to provide art and design services to the Company. On March 4, 2024, Shanghai Tuwaii Tech Co., Ltd. (“Tuwaii”) was established in Shanghai, China by an executive of the Company, solely to provide technical support services to the Company. AinekoX and Tuwaii lack sufficient equity to finance their activities without additional subordinated financial support from the Company, and the Company has the power to direct activities of AinekoX and Tuwaii. The Company receives the economic benefits from AinekoX and Tuwaii and concluded that the Company is the primary beneficiary of AinekoX and Tuwaii.

Subsequent to the Step I Reorganization, the Company established CTW HK Limited (“CTW HK”) on November 29, 2024, as a wholly owned subsidiary in Hong Kong. On September 25, 2024, Beijing Weiyou Chuxin Tech Co, Ltd. (“WFOE”) was incorporated in the People’s Republic of China (“PRC”). On January 27, 2025, CTW Cayman acquired 100% ownership of Bao Cayman for nominal consideration. On November 25, 2024, CTW Japan established a wholly owned subsidiary, Change the World Corporation, in Seoul, Korea. The Company also intends to establish Shanghai Weiyouyi Chuxin Tech Co., Ltd. (“CTW Shanghai”) as a wholly owned subsidiary of WFOE and transfer all of Tuwaii’s assets and liabilities to CTW Shanghai for nominal consideration. (the “Step II Reorganization”, collectively with the Step I Reorganization, referred to as the “Reorganization.”)

The Reorganization has been accounted for as a recapitalization among entities under common control since Mr. Sasaki effectively controlled CTW Japan, Bao Cayman, CTW Cayman, Tuwaii and CTW Shanghai and all assets and liabilities transferred and exchanges of shares were recorded at historical cost. The equity structure was retroactively adjusted as if CTW Cayman had been in existence since the beginning of the periods presented.

The combined financial statements as of and for the years ended July 31, 2024 and 2023 include the following entities:

•        Bao Cayman (established in Cayman Islands as investment holding company)

•        CTW Japan (established in Japan to provide game distribution and related services)

•        CTW Singapore (established in Singapore to game distribution and related services)

•        Tuwaii (established in PRC as research and development center)

•        AinekoX (established in Taiwan as art and design center)

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The final group structure upon the completion of the Reorganization comprises the following companies:

Name of Entity	Date of Incorporation	Places of Incorporation	% of Ownership	Principal Activities
CTW Cayman	November 15, 2024	Cayman	Parent	Investment holding
Bao Cayman	June 9, 2023	Cayman	100% owned by CTW Cayman	Investment holding
CTW Inc. (“CTW Japan”)	August 14, 2013	Japan	100% owned by Bao Cayman	Game distribution and related services
CTW G123 Singapore Pte., Ltd. (“CTW Singapore”)	September 11, 2023	Singapore	100% owned by Bao Cayman	Game distribution and related services
CTW HK Limited (“CTW HK”)	November 29, 2024	Hong Kong	100% owned by CTW Cayman	Investment holding
Beijing Weiyou Chuxin Tech Co., Ltd. (“WFOE”)	September 25, 2024	Beijing, PRC	100% owned by CTW HK	Investment holding
Shanghai Weiyouyi Chuxin Technology Co., Ltd. (“CTW Shanghai”)	To be established	Shanghai, PRC	100% owned by WFOE	Research and development center
Change the World Corporation (“CTW Korea”)	November 25, 2024	Seoul, Korea	100% owned by CTW Japan	Platform development and end-user support
AinekoX Co., Ltd. (“AinekoX”)	October 12, 2023	Taiwan	VIE	Art and design center

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The accompanying combined financial statements have been prepared in accordance with U.S. GAAP and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying combined financial statements include the financial statements of the Group and its wholly owned subsidiaries. All inter-Group balances and transactions are eliminated upon combination.

Uses of estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and advance to game developers and prepaid royalties, useful lives of property, plant and equipment, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes currency on hand and deposits held by banks and financial institutions that can be added or withdrawn without limitation. The Company holds most of its cash and cash equivalents in Japan and Singapore. The deposits for payment and settlement purposes held by banks and certain specified financial

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

institutions in Japan are insured by Deposit Insurance Corporation of Japan (“DICJ”) without any coverage limit while the general deposits are covered by insurance provided by DICJ with a maximum limitation of JPY 10,000,000 (approximately $66,498) per depositor per financial institution. The deposits held by banks and financial institutions in Singapore are insured by Singapore Deposit Insurance Corporation Limited (“SDIC”) with a maximum limitation of SGD 100,000 (approximately $74,783) per depositor per financial institution. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of July 31, 2024 and 2023, the Group did not have any cash equivalents.

Restricted Cash

Restricted cash consists of cash used as security deposits to secure its leases and to meet certain requirements related to international money transfers. The Group is required to keep certain amounts on deposit that are subject to withdrawal restrictions. These security deposits at the bank are refundable only when the related agreements are terminated. The restricted cash is classified as a current asset if the related agreements are expected to be terminated within one year, and as a non-current asset if otherwise.

Expected credit loss

The Group adopted Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 326 “Financial Instruments — Credit Losses” (“ASC 326”) on August 1, 2023 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on the Group’s combined financial statements.

The Group’s accounts receivable and deposits which is included in the other noncurrent assets in the combined balance sheets are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, the Group estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. For other receivables, the Group uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the combined statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has unconditional right to consideration for services provided to its customers. The allowance for credit losses as of July 31, 2024 and 2023 was $nil.

Advance to game developers, net

Advance to game developers, net represents advance made to game developers to support their game development activities. The Group entered into game service contracts with qualified game developers to provide game developers among other things, game distribution services. Each contract contains one game expected to be

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

developed by the game developer and the associated services to be provided by the Group for that game. To support the game developers development of games, for game developers that have proven track records of successfully launching one or more games that drive significant in-game purchases or end user engagements, the Group also agree to provide them non-interest bearing advances to support their game development activities on the games identified within the contracts. These advances are only repaid through future revenue shares after the specific games are released and distributed through the Company’s game distribution platform. Game developers are not required to repay the advance received should they failed to develop the games or the subsequent revenue shares after games are released are less than the advanced amount. The Company assessed the recoverability of the advances to game developers upon initial recognition and subsequently whenever there are indications that the carrying value of the advance to game developers may exceed the amount of consideration the Company expects to receive in the future. In such evaluation, the Company considers factors including but not limited to a) the popularity of the original intellectual property (“IP”) on which the developed game is based; b) the technology and experience of the game developers; and c) the Company’s previous experience with similar IPs and games. Advance to game developers that does not meet the capitalization criteria or subject to impairment are recorded as research and development expenses immediately. For the period from August 1, 2019 through July 31, 2024, the Company made a total of 53 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 53 advances, 3 were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, the Company was unable to fully recover advances related to 4 games that went offline before full repayment was made. Furthermore, the Company assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 6 additional games where the Company believes there is a risk that the full amount of the advances may not be collectable. The Company has recorded full valuation allowances for all such advances that are not expected to be recouped. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. As of July 31, 2023, 33 game developers have outstanding advances related to 42 games. As of July 31, 2024 and 2023, $7,967,665 and $7,411,099 valuation provision has been provided to advances to game developers.

Prepaid royalties, net

The Group contracted with licensors and distribution affiliates to obtain licenses related to their intellectual property assets that are derived from their Japanese animation products. Certain of these contracts include minimum guaranteed royalty payments which require the Group to pay the minimum guaranteed royalty payments in advance. The prepaid royalty payments related to niche titles with low expected monetization is expensed when incurred. Prepaid royalties expected to be recovered through future royalty payment deductions are initially capitalized and subsequently expensed as they are offset against future royalty payments. Each quarter, the Group evaluates the expected future realization of the prepaid royalties by comparing the undiscounted future cash flows and the carrying value of the prepaid royalties. If an impairment exists, then the related assets are written down to fair value. The amortization and impairment expenses related to royalties are recorded in the cost of revenue in the combined statements of comprehensive income. For the years ended July 31, 2024 and 2023, the Group incurred impairment losses on prepaid royalties of $nil and $831,624, respectively.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalent, accounts receivable, other receivable, accounts payable, accrued liabilities and other payable, and income taxes payable, approximate the fair value of the respective assets and liabilities as of July 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	17 – 29 years
Leasehold improvement	Lesser of useful life and lease term
Automobiles	3 – 6 years
Office and electric equipment	3 – 10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of comprehensive income.

Leases

Effective August 1, 2021, the Group adopted ASC 842, Leases. The adoption of this standard did not have a material impact on the Group’s combined financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Group leases administrative office, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Group also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability.

Investment in films and television programs

Investment in films and television programs includes the unamortized costs of films and television programs. From time to time, the Company entered into certain investment and collaboration agreements with other qualified investors and the production management entities pursuant to which the Company agreed to invest a fixed amount of money in the respective Japanese animation films and television programs in exchange for a share of revenue proportional to its investment percentage after deducting operating expenses, administrative fees and related taxes. The initial investment in films and television programs is capitalized when incurred and subsequently amortized over the estimated period of use.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily, prepaid royalties, property and equipment and investment in films and television programs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. For the years ended July 31, 2024 and 2023, the Group had impairment loss of $46,453 and $nil related to its investment in films and television programs, respectively. The impairment loss for investment in films and television programs is recorded in the general and administration expenses in the combined statements of comprehensive income.

Revenue recognition

The Group generates its revenues primarily through sales of its services to game developers and recognizes revenue in accordance with ASC 606. The core principle requires an entity to recognize revenue to depict the transfer of controls over goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Group (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Group records its revenue.

The Group enters into contracts with third-party game developers to provide a range of services, including but not limited to facilitating the use of intellectual property (IP) derived from Japanese animation titles for game development and offering game distribution services. Each contract contains one game expected to be developed by the game developer and the associated services to be provided by the Group for the game. Game developers use these services to develop and monetize Japanese animation IP-based games through the Group’s HTML 5 gaming platform at G123.jp. In return, the Group receives a fixed proportion of the end-users’ in-game purchase amount, representing the variable consideration for the services rendered. Each contract generally allows the game developer to develop a specific game using the IP access to them in a period of two to three years. In general, the Group has distributes the developed games on behalf of game developers through its platform, enabling end users to access games for an initial period of three years from the date the game is launched. The game developers are responsible for fulfilling gaming activities and providing in-game items to end users upon request. End users purchase in-game items within the games, and the order information including the amount to be collected is transferred from the game to the Group, which partners with various payment processing companies to facilitate payment collection from end users. Based on the payment status, game developers deliver the requested in-game items to end users. The price as well as the useful lives of in-game items vary and are solely defined and controlled by the game developers. The Group does not provide any incentive to end users for their purchase of in-game items. The Group does not control or have the ability to modify the games. All intellectual property rights to the games remain with the game developers. These services provided to the game developers represent the Group’s ordinary activities, aligning with its operational objectives. Accordingly, the Group identifies game developers as its customers, and these contracts meet the criteria for a customer contract under ASC 606.

The Group has determined that its contracts with game developers includes up to four distinct performance obligations: (1) providing access to IP-related content for game development, (2) online gaming distribution services, (3) game development support services, and (4) game marketing and advertising services. These performance obligations all comprise series of services that are satisfied over time, as customers simultaneously receive and consume the benefits of the services as the Group performs. These services are provided throughout the contractual term and cannot be selectively used, paused, or opted out of by game developers once the contract is in effect.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The variable consideration to be received by the Group relates to the uncertainties inherent in the benefits to and usage by the game developers, as it is directly linked to the actual in-game purchase amounts generated by end users. In accordance with ASC 606-10-32-40, the Group’s variable consideration arrangement with its customers qualifies for the variable consideration allocation exception. Consequently, variable consideration is allocated to specific services in a series that form part of a single performance obligation. Each month, the Group recognizes revenue equal to its share from total in-game purchases, representing the consideration it expects to receive for services rendered during that period. This amount of revenue recognized served as an appropriate measure of the value received by the customers. Other than the aforementioned variable consideration, there is no other fixed and variable fee arrangement between the Group and its customers. The Group does not allow refund for services provided and the Group does not provide any incentive to game developers for services provided.

As part of the online gaming distribution services, the Group collects the in-game purchase amount from end-users on behalf of game developers from third-party payment processing companies such as PayPal. The Group withholds its share of the in-game purchase amount. The balance to be paid to game developers is initially recognized as a liability and derecognized after paid. $2,264,605 and $3,285,964 is to be paid to game developers related to their its share for the in-game purchases and are recorded in the accounts payable in the combined balance sheets as of July 31, 2024 and 2023, respectively.

Contract Assets and Liabilities

The Group did not have contract assets nor contract liabilities as of July 31, 2024 and 2023. The Group provides advances to game developers to support their game development activities. See “Advance to game developers, net” above for the Group’s accounting policies related to the advance to game developers.

Disaggregation of Revenues

The Group disaggregates its revenue from contracts by end users’ geographic locations, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the years ended July 31, 2024 and 2023 are as the following:

	For the years ended July 31,
	2024	2023
Japan	$55,747,390	$51,154,487
Korea	3,242,329	3,058,610
Taiwan, Hong Kong and Macau	2,773,851	2,217,886
North America	4,174,329	4,069,924
Europe	1,386,754	1,286,956
Other	1,099,924	1,156,210
Total revenue	$68,424,577	$62,944,073

Cost of revenue

The Group’s cost of revenue primarily consists of royalties paid to intellectual property holders, cost associated with the maintenance of the Group’s G123 game distribution platform, transaction fees for payment processing and etc.

Advertising expenses

Advertising expenses primarily include advertisement for the Group’s G123 gaming platform and the games distributed on the platform. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the combined statements of comprehensive income were $37,309,197 and $31,080,465 for the years ended July 31, 2024 and 2023, respectively.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development expenses

In connection with the design and development of our distribution platform and related tools and technology, the Group expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, testing costs, and depreciation for property and equipment used in the research and development activities.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended July 31, 2024 and 2023. The Group does not believe there was any uncertain tax provision as of July 31, 2024 and 2023.

The Group’s subsidiary in Japan are subject to the income tax laws of Japan. As of July 31, 2024, the tax years ended July 31, 2022 through July 31, 2024 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiary in Singapore is subject to the corporate income tax in Singapore. As of July 31, 2024, the tax years ended since the year of incorporation through July 31, 2024 for the Company’s subsidiary in Singapore remain open for statutory examination by the Singapore taxing jurisdictions.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the if-converted or treasury stock method, as if they had been converted or exercised at the beginning of the periods presented, or issuance date, if later. As of July 31, 2024 and 2023, there were no dilutive shares.

Risks and uncertainties

Political and economic risk

The Group distributes games to global end users on behalf of game developers. For the years ended July 31, 2024 and 2023, a significant portion of the Group’s revenue is ultimately contributed by end users in Japan, United States, South Korea and Taiwan district. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, the United States, South Korea and Taiwan district, as well as by the general state of their economy. The Group’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, the United States, South Korea and Taiwan district. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

As of July 31, 2024 and 2023, $1,095,338 and $14,992,852 of the Group’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. As of July 31, 2024 and 2023, $13,133,388 and $nil of the Group’s cash was on deposit at financial institutions in Singapore, respectively, which were insured by Singapore Deposit Insurance Corporation Limited subject to certain limitations. The Group has not experienced any losses in such accounts in Japan and Singapore.

Accounts receivable are typically unsecured and derived from in-transit end-user top-ups to be received from third-party payment processing companies such as PayPal. These balances are generally settled within a period of a few days to a week. Historically, the Group has not experienced any credit losses related to uncollected end-user top-ups due from the third-party payment processing companies. All accounts receivable as of July 31, 2024 and 2023 were subsequently collected as of the date of this report.

Concentrations

For the fiscal years ended July 31, 2024 and 2023, majority of the Group’s assets were located in Japan and Singapore.

The Group’s revenue was ultimately generated by end-users in-game purchases. Revenue generated from end users located in Japan accounted for 81.47% and 81.27% for the years ended July 31, 2024 and 2023, respectively.

Revenue from significant customers and related games representing 10% or more of the Group’s revenue for the respective years are summarized as follows:

	For the Years Ended July 31,

	2024	2023
Customer A (Game: Vivid Army)	40.26%	58.23%
Customer B (Game: Queens Blade)	19.62%	30.85%
Customer B (Game: Strike the Blood Daybreak)	7.42%	—%
Customer B subtotal	27.04%	30.85%

Accounts payable due to significant customers representing 10% of more of the Group’s accounts payable as of July 31, 2024 and 2023 are as follows:

	As of July 31,
	2024	2023
Customer A	51.04%	50.23%
Customer B	* %	19.04%
Customer C	10.23%	11.74%

____________

*:       Accounts payable due to customer B is less than 10% of the Group’s accounts payable as of July 31, 2024.

Accounts receivable due from significant third-party payment processing companies representing 10% or more of the Group’s accounts receivable as of July 31, 2024 and 2023 are as follows:

	As of July 31,
	2024	2023
Payment processing company D	58.95%	41.59%
Payment processing company E	13.87%	15.19%
Payment processing company F	12.35%	* %
Payment processing company G	11.23%	10.25%
Payment processing company H	* %	19.10%

____________

*:       Accounts receivable due from these payment processing companies as of the respective period is less than 10%.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Purchases made from significant suppliers representing 10% or more of the Group’s purchases for the years ended July 31, 2024 and 2023 are as follows:

	For the Years Ended July 31,

	2024	2023
Supplier X	50.90%	27.33%
Supplier Y	10.36%	16.30%

Foreign currency translation

The functional currency for CTW Cayman and its subsidiaries in Hong Kong and Singapore are U.S Dollar (“US$”). The Group’s functional currency for its Japanese subsidiary is the Japanese Yen (“JPY”). The functional currency for its Taiwan VIE is the New Taiwan Dollars (“NTD”) and the functional currency for its subsidiaries in mainland China is Chinese Yuan (“CNY”). The Group’s combined financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the combined financial statements in this report:

	July 31, 2023		July 31, 2024
	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against JPY	US$1=JPY142.1800	US$1=JPY137.7066	US$1=JPY150.38	US$1=JPY150.5643
US$ against RMB	US$1=RMB7.1426	US$1=RMB6.9897	US$1=RMB7.2193	US$1=RMB7.2310
US$ against TWD	US$1=TWD31.4500	US$1=TWD30.815	US$1=TWD32.6900	US$1=TWD31.9494

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group plans to adopt this guidance effective August 1, 2024 and the adoption of this ASU is not expected to have a material impact on its combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group plans to adopt this guidance effective August 1, 2025 and the adoption of this ASU is not expected to have a material impact on its combined financial statements.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of July 31,
	2024	2023
Accounts receivable	$1,379,288	$1,472,103
Allowance for credit losses	—	—
Accounts receivable, net	$1,379,288	$1,472,103

The Group’s accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has unconditional right to consideration for services provided to its customers.

NOTE 4 — ADVANCE TO GAME DEVELOPERS, NET

Advance to game developers, net consist of the following:

	As of July 31,
	2024	2023
Advance to game developer	$22,134,756	$17,206,593
Less: allowance for credit loss	(7,967,665)	(7,411,099)
Advance to game developers, net	$14,167,091	$9,795,494

Movements in Advance to game developers for the years ended July 31, 2024 and 2023 are as follows:

	For the Years Ended July 31,

	2024	2023
Beginning balance	$17,206,593	$10,541,207
Addition investments	7,037,522	8,117,261
Amortization	(2,477,840)	(551,774)
Foreign currency translation adjustments	368,481	(900,101)
Ending balance	22,134,756	17,206,593
Less: allowance for credit loss	(7,967,665)	(7,411,099)
Advance to game developers, net	$14,167,091	$9,795,494

Provision for valuation allowance movement is as follows:

	For the Years Ended July 31,
	2024	2023
Beginning balance	(7,411,099)	(5,367,662)
Additions	(523,723)	(2,608,372)
Reversals	122,272	150,472
Foreign currency translation adjustments	(155,115)	414,463
Ending balance	$(7,967,665)	$(7,411,099)

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of July 31, 2024 and 2023.

	As of July 31,
	2024	2023
Tax recoverable	$1,055,433	$—
Prepaid IP collaboration fee	600,811	386,834
Prepaid rental expenses	202,319	220,153
Unused advertising expenses	107,007	162,471
Software licenses	95,412	103,390
Others	123,694	64,579
Prepaid expenses and other current assets	$2,184,676	$937,427

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of July 31,
	2024	2023
Office equipment	$583,541	$425,486
Leasehold improvements	530,599	513,060
Automobile	479,549	—
Land	133,152	192,717
Building	110,686	160,201
Subtotal	1,837,527	1,291,464
Less: accumulated depreciation	(902,280)	(458,436)
Property, plant and equipment, net	$935,247	$833,028

Depreciation expense was $518,057 and $250,149 for the years ended July 31, 2024 and 2023, respectively.

NOTE 7 — PREPAID ROYALTIES, NET

Movement in prepaid royalties for the years ended July 31, 2024 and 2023 is as follows:

	For the Years Ended July 31,
	2024	2023
Beginning balance	$2,976,290	$2,544,015
Addition investments	2,105,413	1,938,905
Amortization	(1,260,248)	(495,990)
Impairments	—	(831,624)
Foreign currency translation adjustments	(161,257)	(179,016)
Ending balance	$3,660,198	$2,976,290

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 8 — INVESTMENT IN FILMS AND TELEVISION PROGRAMS, NET

Movement in investment in films and television programs for the years ended July 31, 2024 and 2023 is as follows:

	For the Years Ended July 31,
	2024	2023
Beginning balance	$531,468	$—
Addition investments	569,647	581,962
Amortization	(226,014)	(33,229)
Impairments	(46,453)	—
Foreign currency translation adjustments	(28,615)	(17,265)
Ending balance	$800,033	$531,468

NOTE 9 — OTHER NONCURRENT ASSETS

As of July 31, 2024 and 2023, other noncurrent assets consist of the followings:

	As of July 31,
	2024	2023
Deposits	$1,746,493	$1,509,001
Long-term prepaid expense	84,970	180,249
Prepayment of property	—	449,534
Other noncurrent assets	$1,831,463	$2,138,784

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of July 31, 2024 and 2023 consisted of the following:

	As of July 31,
	2024	2023
Accrued payroll and employee benefits	$808,841	$894,052
Credit card payable	643,594	960,518
Accrued license fee	500,954	158,602
Others	109,171	187,155
Accrued expenses and other current liabilities	$2,062,560	$2,200,327

NOTE 11 — LEASES

The Group’s leasing activities primarily consist of operating leases for its offices with terms ranging from 1 to 5 years. Certain leases include options for renewal. The Group does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. ASC 842 requires lessee to recognize right-of-use assets and lease liabilities on the balance sheet upon the lease commitment date. Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. As of July 31, 2024 and 2023, the Group’s right-of-use assets and lease liabilities are as follows.

	As of July 31,
	2024	2023
Operating lease right-of-use assets	$4,384,300	$4,606,554

Operating lease liabilities – current	$2,121,666	$1,662,841
Operating lease liabilities – noncurrent	2,425,578	3,396,103
Total lease liabilities	$4,547,244	$5,058,944

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 11 — LEASES (cont.)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of July 31,
	2024	2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.37	3.37
Weighted average discount rate	1.51%	1.10%

During the years ended July 31, 2024 and 2023, the Company incurred total operating lease expenses of $1,705,711 and $1,433,140, respectively.

The following table summarizes the maturity of operating lease liabilities as of July 31, 2024:

Amount
Year ending July 31,
2025	$2,173,925
2026	2,045,886
2027	401,928
Total lease payments	4,621,739
Less: imputed interest	(74,495)
Total lease liabilities	$4,547,244

Supplemental cash flow information related to leases for the year ended July 31, 2024 and 2023 are as follows:

	For the Year Ended July 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Payments for operating leases included in cash from operating activities	$1,969,440	$1,314,835

NOTE 12 — TAXES

(a)    Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Japan

The Group’s subsidiary in Japan is mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.59% and 34.59% for the years ended July 31, 2024 and 2023, respectively.

Singapore

The Group’s subsidiary in Singapore is subject to Singapore Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

Hong Kong

CTW HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the years ended July 31, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

The Group’s subsidiaries that are incorporated in the PRC are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

Taiwan

The Group’s VIE that are incorporated in Taiwan is subject to corporate income taxes at the rate of 20% on the estimated assessable profits.

The components of the income tax provision are as follows:

	For the years ended July 31,
	2024	2023
Current tax provision
Outside of Japan	$480,272	$—
Inside of Japan	3,551	26,708
	483,823	26,708
Deferred tax provision (benefit)
Outside of Japan	177,877	—
Inside of Japan	1,556,888	1,811,466
	1,734,765	1,811,466
Total income tax provision	$2,218,588	$1,838,174

Deferred tax assets, net and deferred tax liabilities are composed of the following:

	As of July 31,
	2024	2023
Deferred tax assets:
Fixed assets depreciation adjustment	$60,939	$38,672
Accrued business establishment tax	9,416	10,221
Accrued asset retirement obligation	46,299	37,239
Operating lease liabilities	1,439,873	1,749,889
Net operating loss	396,100	216,067
Total deferred tax assets	1,952,627	2,052,088
Valuation allowance	(56,911)	—
Total deferred tax assets, net of valuation allowance	1,895,716	2,052,088
Net off with deferred tax liabilities	(1,889,770)	(2,052,088)
Deferred tax assets, net	$5,946	$—

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

	As of July 31,
	2024	2023
Deferred tax liabilities
Advance to developers	$4,710,051	$3,388,261
Prepaid royalties and prepaid expenses	1,456,466	1,218,444
Right-of-use assets	1,387,849	1,593,407
Total deferred tax liabilities	7,554,366	6,200,112
Net off with deferred tax assets	(1,889,770)	(2,052,088)
Deferred tax liabilities, net	$5,664,596	$4,148,024

Movement of the valuation allowance:

	For the years ended July 31,
	2024	2023
Beginning balance	$—	$—
Current year addition	58,230	—
Current year reversal	—	—
Exchange difference	(1,319)	—
Ending balance	$56,911	$—

The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Group’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors.

The following table reconciles the Japan statutory rates to the Group’s effective tax rate for the years ended July 31, 2024 and 2023:

	For the Years Ended July 31,
	2024	2023
Japan statutory income tax rate	34.59%	34.59%
Tax rate difference in non-Japan subsidiaries	(6.82)%	—
Non-deductible expenses	—	0.51%
Change in valuation allowance	(0.70)%	—
Effective tax rate	27.07%	35.10%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(b) Taxes payable

Taxes payable consist of the following:

	As of July 31,
	2024	2023
Income tax payable	$478,319	$3,728
Consumption tax payable in Japan	332,397	691,692
Total taxes payable	$810,716	$695,420

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 13 — SHAREHOLDERS’ EQUITY

CTW Cayman was incorporated as an exempted company with limited liability under the laws of Cayman Islands on November 15, 2024. The Company is authorized to issue 500,000,000 ordinary shares, par value $0.0001 per share and 1 ordinary share were issued on November 15, 2024.

Statutory reserve

One of the Company’s operating subsidiaries, CTW Japan was incorporated as a company limited by shares under the laws of Japan on August 14, 2023. CTW Japan allocated JPY 69,500,000 ($673,339) to capital reserve as of July 31, 2024 and 2023. In accordance with laws of Japan, an entity can allocate up to half of the funds received from its shareholders during establishment or new share issuance to capital reserve account. The purposes of establishment of a capital reserve account is to offset potential losses, facilitate capital increases and protect creditors. A direct distribution from capital reserve is not allowed. However, an entity is able to reduce its capital reserve amount by transferring the reduced amount to other capital surplus accounts. The reallocated amount is then eligible for distribution as dividends.

In accordance with the PRC Company Law, CTW Shanghai and Tuwaii are required to allocate statutory reserves, appropriated from net profit as reported in their PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of July 31, 2024 and 2023, the statutory reserves of Tuwaii and CTW Shanghai have not reached 50% of their respective registered capital. As of July 31, 2024 and 2023, Tuwaii and CTW Shanghai collectively attributed $817 and $nil of retained earnings for their statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant laws and regulations in the jurisdictions where the Company’s operating subsidiaries are domiciled, primarily Japan and Singapore, permit dividend payments only from retained earnings, if any, as determined in accordance with local accounting standards and regulations. The operating results presented in the consolidated financial statements under U.S. GAAP differ from those reported in the statutory financial statements of the Company’s subsidiaries. Restricted amounts include paid-in capital and statutory reserves, as determined under the local generally accepted accounting principles of each jurisdiction where the Company’s subsidiaries operate. As of July 31, 2024 and 2023, restricted net assets of the Company’s subsidiaries were $1,530,004 and $1,529,187, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s combined financial position, results of operations and cash flows. The Group currently does not have any material legal proceedings.

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 15 — SEGMENT REPORTING (cont.)

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews combined results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment.

NOTE 16 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before these financial statements are issued, the Group has evaluated all events or transactions that occurred after July 31, 2024, up through February 5, 2025, when the Group issued the combined financial statements.

On November 25, 2024, CTW Japan established a fully owned subsidiary, Change the World Corporation (“CTW Korea”), in Seoul, Korea. CTW Korea is expected to provide platform development and gamer support services for end-users located in Korea. CTW Korea commenced operation on December 20, 2024.

CTW CAYMAN AND SUBSIDIARIES
COMBINED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of January 31, 2025	As of July 31, 2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalent	$15,072,866	$14,461,251
Restricted cash	129,127	133,014
Accounts receivable, net	1,600,099	1,379,288
Prepaid expenses and other current assets	2,106,770	2,184,676
Total current assets	18,908,862	18,158,229

Non-current assets:
Property, plant and equipment, net	891,698	935,247
Prepaid royalties, net	3,153,437	3,660,198
Investments in films and television programs, net	665,329	800,033
Advance to game developer	12,986,731	14,167,091
Deferred tax assets, net	3,708	5,946
Rights-of-use assets, net	4,402,199	4,384,300
Deferred offering costs	648,668	—
Other noncurrent assets	1,719,944	1,831,463
Total non-current assets	24,471,714	25,784,278
TOTAL ASSETS	$43,380,576	$43,942,507

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,827,567	$3,321,614
Accrued advertising expenses	5,498,539	3,696,323
Tax payable	339,254	810,716
Lease liabilities – current	2,430,896	2,121,666
Accrued expenses and other current liabilities	1,320,659	2,062,560
Total current liabilities	12,416,915	12,012,879

Non-current liabilities:
Lease liabilities – noncurrent	2,015,756	2,425,578
Deferred tax liabilities	5,008,586	5,664,596
Total non-current liabilities	7,024,342	8,090,174
TOTAL LIABILITIES	$19,441,257	$20,103,053

Shareholders’ equity
Ordinary Shares, par value of US$0.0001 per share; 500,000,000 shares authorized, 1 and 1 share issued and outstanding as of January 31, 2025 and July 31, 2024*	—	—
Additional paid-in capital	883,464	855,848
Statutory reserve	674,156	674,156
Retained earnings	28,674,821	28,036,036
Accumulated other comprehensive loss	(6,293,122)	(5,726,586)
Total shareholders’ equity	23,939,319	23,839,454
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,380,576	$43,942,507

____________

*        Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

CTW CAYMAN AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Amount in U.S. dollars, except for number of shares)

	For the six months ended January 31,
	2025	2024
Revenue	$41,213,907	$33,444,464
Cost and expenses:
Cost of revenue	9,942,740	7,808,156
General & administrative expenses	4,507,982	2,193,904
Research & development expenses	1,322,913	703,667
Sales and marketing expenses	25,982,034	17,236,140
Total cost and expenses	41,755,669	27,941,867

Income (loss) from operations	(541,762)	5,502,597

Other income/(expenses):
Interest income, net	282,507	708
Foreign Currency Transaction gain (loss)	221,056	331,852
Other income	292,677	135,148
Other income, net	796,240	467,708

Income before income tax expense	254,478	5,970,305
Income tax (benefit)/expense	(384,307)	1,999,078
Net income	638,785	3,971,227

Other comprehensive income
Foreign currency translation adjustment	(566,536)	(509,684)
Total comprehensive income	$72,249	$3,461,543

Earnings per share
Basic and Diluted	$638,785	$3,971,227

Weighted average number of ordinary shares
Basic and Diluted*	1	1

____________

*:       Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

CTW CAYMAN AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in U.S. dollars, except for number of shares)

	Ordinary Shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Share*	Amount
Balance as of July 31, 2024	1	$0	$855,848	$674,156	$28,036,036	$(5,726,586)	$23,839,454
Capital contribution			27,616				27,616
Net income	—	—	—	—	638,785	—	638,785
Foreign currency translation adjustment	—	—	—	—	—	(566,536)	(566,536)
Balance as of January 31, 2025	1	$0	$883,464	$674,156	$28,674,821	$(6,293,122)	$23,939,319

Balance as of July 31, 2023	1	$0	$855,848	$673,339	$22,059,214	$(4,705,074)	$18,883,327
Net income	—	—	—	—	3,971,227	—	3,971,227
Statutory reserve	—	—	—	817	(817)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(509,684)	(509,684)
Balance as of January 31, 2024	1	$0	$855,848	$674,156	$26,029,624	$(5,214,758)	$22,344,870

____________

*:       Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

CTW CAYMAN AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the Six Months Ended January 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$638,785	$3,971,227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,323,096	899,404
Impairment of advance to game developers	1,113,863	412,796
Impairment of prepaid royalties	278,747	—
Amortization of right-of-use asset	1,017,089	755,100
Gain from disposal of property, equipment and software	(3,211)	(20,416)
Foreign currency exchange gain	(65,249)	(513,775)
Deferred income tax expenses	(510,750)	877,329
Changes in operating assets and liabilities:
Accounts receivable	(352,211)	(96,883)
Prepaid expenses and other current assets	954,348	(290,570)
Advance to game developers	(211,492)	(1,613,693)
Purchase of prepaid royalties	(730,946)	(653,107)
Other non-current assets	15,369	434,049
Accounts payable	(494,929)	(1,598,609)
Accrued advertising expenses	1,966,414	(492,931)
Taxes payable	(471,005)	1,028,506
Accrued expenses and other current liabilities	(711,989)	(672,643)
Operating lease liabilities	(1,134,783)	(872,511)
Amount from related parties	(36,003)	82
Net cash provided by operating activities	2,585,143	1,553,355

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(188,774)	(505,952)
Proceed from disposal of property and equipment	27,765	108,961
Investments in films and television programs	(107,648)	(61,678)
Advances to third-party loan	(410,000)	—
Net cash used in investing activities	(678,657)	(458,669)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholder’s contribution	27,848	—
Payment for deferred offering costs	(667,720)	—
Net cash provided by/(used in) financing activities	(639,872)	—

Effect of exchange rate changes on cash and restricted cash	(658,886)	(419,129)

Net change in cash and restricted cash	607,728	675,557
Cash and restricted cash, beginning of the period	14,594,265	14,992,853
Cash and restricted cash, end of the period	$15,201,993	$15,668,410

CTW CAYMAN AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares) — Continued

	For the Six Months Ended January 31,
	2025	2024
Cash, cash equivalent and restricted cash, end of the period	15,201,993	15,668,410
Less: restricted cash, end of the period	129,127	136,761
Cash and cash equivalent, end of the period	15,072,866	15,531,649

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$264,574	$3,606
Cash paid for operating lease	$1,174,328	$906,207

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$1,126,466	$1,195,788

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

CTW Cayman (the “Company”, together with its subsidiaries and its variable interest entities, the “Group”) was incorporated on November 15, 2024 under the laws of the Cayman Islands with limited liability. The Company through its operating subsidiaries in Japan and Singapore, primarily provides game distribution services and related services to game developers.

Reorganization

The Company began its business operations on August 14, 2013, with the establishment of CTW Inc. (“CTW Japan”) by the Chairman of the Board and Chief Executive Officer, Mr. Ryuichi Sasaki, in Tokyo, Japan. CTW Japan was wholly owned by Mr. Sasaki. In 2023, to explore international opportunities and prepare for the initial public offering in the United States, the following entities were established and initiated the step I reorganization. On June 9, 2023, Bao Cayman (previously known as CTW Cayman) was established under the laws of the Cayman Islands as an exempted company with limited liability. Bao Cayman has no operations of its own and was established as an investment holding company. Bao Cayman is 100% owned by Mr. Sasaki. On September 29, 2023, Mr. Sasaki, transferred his 100% ownership interest in CTW Japan to Bao Cayman with nominal consideration. (the “Step I Reorganization”, together with the Step II Reorganization as described below, the “Reorganization”) After the transaction, CTW Japan became a wholly owned subsidiary of Bao Cayman. On September 11, 2023, CTW G123 Singapore Pte., Ltd. (“CTW Singapore”) was established in Singapore as a wholly owned subsidiary of Bao Cayman to provide game distribution and related services. Additionally, on October 12, 2023, AinekoX Co., Ltd. (“AinekoX”) was established in Taipei City, Taiwan by an executive of the Company, solely to provide art and design services to the Company. On March 4, 2024, Shanghai Tuwaii Tech Co., Ltd. (“Tuwaii”) was established in Shanghai, China by an executive of the Company, solely to provide technical support services to the Company. AinekoX and Tuwaii lack sufficient equity to finance their activities without additional subordinated financial support from the Company, and the Company has the power to direct activities of AinekoX and Tuwaii. The Company receives the economic benefits from AinekoX and Tuwaii and concluded that the Company is the primary beneficiary of AinekoX and Tuwaii.

Subsequent to the Step I Reorganization, the Company established CTW HK Limited (“CTW HK”) on November 29, 2024, as a wholly owned subsidiary in Hong Kong. On September 25, 2024, Beijing Weiyou Chuxin Tech Co, Ltd. (“WFOE”) was incorporated in the People’s Republic of China (“PRC”). On January 27, 2025, CTW Cayman acquired 100% ownership of Bao Cayman for nominal consideration. On November 25, 2024, CTW Japan established a wholly owned subsidiary, Change the World Corporation, in Seoul, Korea. On April 24, 2025, the Company established Shanghai Weiyouyi Chuxin Tech Co., Ltd. (“CTW Shanghai”) as a wholly owned subsidiary of WFOE and transfer all of Tuwaii’s assets and liabilities to CTW Shanghai for nominal consideration. (the “Step II Reorganization”, collectively with the Step I Reorganization, referred to as the “Reorganization.”)

The Reorganization has been accounted for as a recapitalization among entities under common control since Mr. Sasaki effectively controlled CTW Japan, Bao Cayman, CTW Cayman, Tuwaii and CTW Shanghai and all assets and liabilities transferred and exchanges of shares were recorded at historical cost. The equity structure was retroactively adjusted as if CTW Cayman had been in existence since the beginning of the periods presented.

The unaudited condensed combined financial statements as of January 31, 2025 and July 31, 2024 and for the six months ended January 31, 2025 and 2024 include the following entities:

•        CTW Cayman (established in Cayman Islands as investment holding company)

•        Bao Cayman (established in Cayman Islands as investment holding company)

•        CTW Japan (established in Japan to provide game distribution and related services)

•        CTW Singapore (established in Singapore to game distribution and related services)

•        Tuwaii (established in PRC as research and development center)

•        AinekoX (established in Taiwan as art and design center)

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

•        WFOE (established in PRC as investment holding company)

•        CTW HK (established in Hong Kong as investment holding company)

•        Change the World Corporation (established in Korea, inactive through January 31, 2025)

The final group structure upon the completion of the Reorganization comprises the following companies:

Name of Entity	Date of Incorporation	Places of Incorporation	% of Ownership	Principal Activities
CTW Cayman	November 15, 2024	Cayman	Parent	Investment holding
Bao Cayman	June 9, 2023	Cayman	100% owned by CTW Cayman	Investment holding
CTW Inc. (“CTW Japan”)	August 14, 2013	Japan	100% owned by Bao Cayman	Game distribution and related services
CTW G123 Singapore Pte., Ltd. (“CTW Singapore”)	September 11, 2023	Singapore	100% owned by Bao Cayman	Game distribution and related services
CTW HK Limited (“CTW HK”)	November 29, 2024	Hong Kong	100% owned by CTW Cayman	Investment holding
Beijing Weiyou Chuxin Tech Co., Ltd. (“WFOE”)	September 25, 2024	Beijing, PRC	100% owned by CTW HK	Investment holding
Shanghai Weiyouyi Chuxin Technology Co., Ltd. (“CTW Shanghai”)	April 24, 2025	Shanghai, PRC	100% owned by WFOE	Research and development center
Change the World Corporation (“CTW Korea”)	November 25, 2024	Seoul, Korea	100% owned by CTW Japan	Platform development and end-user support
CTW US, Inc. (“CTW US”)	April 3, 2025	Delaware, USA	100% owned by CTW Cayman	Game distribution and related services.
AinekoX Co., Ltd. (“AinekoX”)	October 12, 2023	Taiwan	VIE	Art and design center

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The accompanying unaudited condensed combined financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management, all adjustments necessary for the fair presentation have been included in the Group’s unaudited condensed consolidated financial statement. The unaudited condensed combined financial statements should be read in conjunction with the Group’s combined financial statements and the notes for the years ended July 31, 2024 and 2023 that is included in elsewhere in this prospectus. The accompanying unaudited condensed combined financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-Group balances and transactions are eliminated upon combination.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates

In preparing the unaudited condensed combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed combined financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and advance to game developers and prepaid royalties, useful lives of property, plant and equipment, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes currency on hand and deposits held by banks and financial institutions that can be added or withdrawn without limitation. The Company holds most of its cash and cash equivalents in Japan and Singapore. The deposits for payment and settlement purposes held by banks and certain specified financial institutions in Japan are insured by Deposit Insurance Corporation of Japan (“DICJ”) without any coverage limit while the general deposits are covered by insurance provided by DICJ with a maximum limitation of JPY 10,000,000 (approximately $64,554) per depositor per financial institution. The deposits held by banks and financial institutions in Singapore are insured by Singapore Deposit Insurance Corporation Limited (“SDIC”) with a maximum limitation of SGD 100,000 (approximately $73,823) per depositor per financial institution. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of January 31, 2025 and July 31, 2024, the Group did not have any cash equivalents.

Restricted Cash

Restricted cash consists of cash used as security deposits to secure its leases and to meet certain requirements related to international money transfers. The Group is required to keep certain amounts on deposit that are subject to withdrawal restrictions. These security deposits at the bank are refundable only when the related agreements are terminated. The restricted cash is classified as a current asset if the related agreements are expected to be terminated within one year, and as a non-current asset if otherwise.

Expected credit loss

The Group adopted Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 326 “Financial Instruments — Credit Losses” (“ASC 326”) on August 1, 2023 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on the Group’s combined financial statements.

The Group’s accounts receivable and deposits which is included in the other noncurrent assets in the combined balance sheets are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, the Group estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. For other receivables, the Group uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit losses are included in general and administrative expenses in the combined statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has unconditional right to consideration for services provided to its customers. The allowance for credit losses as of January 31, 2025 and July 31, 2024 was $nil.

Advance to game developers, net

Advance to game developers, net represents advance made to game developers to support their game development activities. The Group entered into game service contracts with qualified game developers to provide game developers among other things, game distribution services. Each contract contains one game expected to be developed by the game developer and the associated services to be provided by the Group for that game. To support the game developers development of games, for game developers that have proven track records of successfully launching one or more games that drive significant in-game purchases or end user engagements, the Group also agree to provide them non-interest bearing advances to support their game development activities on the games identified within the contracts. These advances are only repaid through future revenue shares after the specific games are released and distributed through the Company’s game distribution platform. Game developers are not required to repay the advance received should they failed to develop the games or the subsequent revenue shares after games are released are less than the advanced amount. The Company assessed the recoverability of the advances to game developers upon initial recognition and subsequently whenever there are indications that the carrying value of the advance to game developers may exceed the amount of consideration the Company expects to receive in the future. In such evaluation, the Company considers factors including but not limited to a) the popularity of the original intellectual property (“IP”) on which the developed game is based; b) the technology and experience of the game developers; and c) the Company’s previous experience with similar IPs and games. Advance to game developers that does not meet the capitalization criteria or subject to impairment are recorded as research and development expenses immediately. For the period from August 1, 2019 through January 31, 2025, the Company made a total of 58 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 53 advances, 3 were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, the Company was unable to fully recover advances related to 6 games that went offline before full repayment was made. Furthermore, the Company assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 6 additional games where the Company believes there is a risk that the full amount of the advances may not be collectable. The Company has recorded full valuation allowances for all such advances that are not expected to be recouped. As of January 31, 2025, 22 game developers have outstanding advances related to 31 games. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. As of January 31, 2025 and July 31, 2024, $5,464,812 and $7,967,665 valuation provision has been provided to advances to game developers.

Prepaid royalties, net

The Group contracted with licensors and distribution affiliates to obtain licenses related to their intellectual property assets that are derived from their Japanese animation products. Certain of these contracts include minimum guaranteed royalty payments which require the Group to pay the minimum guaranteed royalty payments in advance. The prepaid royalty payments related to niche titles with low expected monetization is expensed when incurred. Prepaid royalties expected to be recovered through future royalty payment deductions are initially capitalized and subsequently expensed as they are offset against future royalty payments. Each quarter, the Group evaluates the expected future realization of the prepaid royalties by comparing the undiscounted future cash flows and the carrying value of the

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

prepaid royalties. If an impairment exists, then the related assets are written down to fair value. The amortization and impairment expenses related to royalties are recorded in the cost of revenue in the unaudited condensed combined statements of comprehensive income. For the six months ended January 31, 2025 and 2024, the Group incurred impairment losses on prepaid royalties of $278,747 and $nil, respectively.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalent, accounts receivable, other receivable, accounts payable, accrued liabilities and other payable, and income taxes payable, approximate the fair value of the respective assets and liabilities as of January 31, 2025 and July 31, 2024 based upon the short-term nature of the assets and liabilities.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	17 – 29 years
Leasehold improvement	Lesser of useful life and lease term
Automobiles	3 – 6 years
Office and electric equipment	3 – 10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of comprehensive income.

Leases

Effective August 1, 2021, the Group adopted ASC 842, Leases. The adoption of this standard did not have a material impact on the Group’s combined financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Group leases administrative office, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Group also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability.

Investment in films and television programs

Investment in films and television programs includes the unamortized costs of films and television programs. From time to time, the Company entered into certain investment and collaboration agreements with other qualified investors and the production management entities pursuant to which the Company agreed to invest a fixed amount of money in the respective Japanese animation films and television programs in exchange for a share of revenue proportional to its investment percentage after deducting operating expenses, administrative fees and related taxes. The initial investment in films and television programs is capitalized when incurred and subsequently amortized over the estimated period of use.

Deferred offering costs

The Group complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the unaudited condensed consolidated statements of comprehensive income. As of January 31, 2025 and July 31, 2024, deferred IPO costs were $648,668 and $nil, respectively.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily, prepaid royalties, property and equipment and investment in films and television programs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. For the six months ended January 31, 2025 and 2024, the Group had impairment loss of $nil and $nil related to its investment in films and television programs, respectively. The impairment loss for investment in films and television programs is recorded in the general and administration expenses in the unaudited condensed combined statements of comprehensive income.

Revenue recognition

The Group generates its revenues primarily through sales of its services to game developers and recognizes revenue in accordance with ASC 606. The core principle requires an entity to recognize revenue to depict the transfer of controls over goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Group (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Group records its revenue.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group enters into contracts with third-party game developers to provide a range of services, including but not limited to facilitating the use of intellectual property (IP) derived from Japanese animation titles for game development and offering game distribution services. Each contract contains one game expected to be developed by the game developer and the associated services to be provided by the Group for the game. Game developers use these services to develop and monetize Japanese animation IP-based games through the Group’s HTML 5 gaming platform at G123.jp. In return, the Group receives a fixed proportion of the end-users’ in-game purchase amount, representing the variable consideration for the services rendered. Each contract generally allows the game developer to develop a specific game using the IP access to them in a period of two to three years. In general, the Group has distributed the developed games on behalf of game developers through its platform, enabling end users to access games for an initial period of three years from the date the game is launched. The game developers are responsible for fulfilling gaming activities and providing in-game items to end users upon request. End users purchase in-game items within the games, and the order information including the amount to be collected is transferred from the game to the Group, which partners with various payment processing companies to facilitate payment collection from end users. Based on the payment status, game developers deliver the requested in-game items to end users. The price as well as the useful lives of in-game items vary and are solely defined and controlled by the game developers. The Group does not provide any incentive to end users for their purchase of in-game items. The Group does not control or have the ability to modify the games. All intellectual property rights to the games remain with the game developers. These services provided to the game developers represent the Group’s ordinary activities, aligning with its operational objectives. Accordingly, the Group identifies game developers as its customers, and these contracts meet the criteria for a customer contract under ASC 606.

The Group has determined that its contracts with game developers include up to four distinct performance obligations: (1) providing access to IP-related content for game development, (2) online gaming distribution services, (3) game development support services, and (4) game marketing and advertising services. These performance obligations all comprise series of services that are satisfied over time, as customers simultaneously receive and consume the benefits of the services as the Group performs. These services are provided throughout the contractual term and cannot be selectively used, paused, or opted out of by game developers once the contract is in effect.

The variable consideration to be received by the Group relates to the uncertainties inherent in the benefits to and usage by the game developers, as it is directly linked to the actual in-game purchase amounts generated by end users. In accordance with ASC 606-10-32-40, the Group’s variable consideration arrangement with its customers qualifies for the variable consideration allocation exception. In accordance with ASC 606-10-32-39, the Company allocates the variable consideration to the distinct time periods (e.g., each month) in which the services are provided, rather than across the entire contract. The Company recognizes revenue monthly based on the actual top-up amounts multiplied by the predetermined fixed revenue share percentage, which reflects the value of services transferred during that period. The allocation among the four performance obligations is not further disaggregated, as the total transaction price earned each day or month is fixed and measurable, and no additional allocation is required. This amount of revenue recognized served as an appropriate measure of the value received by the customers. Other than the aforementioned variable consideration, there is no other fixed and variable fee arrangement between the Group and its customers. The Group does not allow refund for services provided and the Group does not provide any incentive to game developers for services provided.

As part of the online gaming distribution services, the Group collects the in-game purchase amount from end-users on behalf of game developers from third-party payment processing companies such as PayPal. The Group withholds its share of the in-game purchase amount. The balance to be paid to game developers is initially recognized as a liability and derecognized after paid. $2,543,340 and $2,264,605 is to be paid to game developers related to their shares for the in-game purchases and are recorded in the accounts payable in the combined balance sheets as of January 31, 2025 and July 31, 2024, respectively.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Assets and Liabilities

The Group did not have contract assets nor contract liabilities as of January 31, 2025 and July 31, 2024. The Group provides advances to game developers to support their game development activities. See “Advance to game developers, net” above for the Group’s accounting policies related to the advance to game developers.

Disaggregation of Revenues

The Group disaggregates its revenue from contracts by end users’ geographic locations, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the six months ended January 31, 2025 and 2024 are as the following:

	For the Six Months Ended January 31,
	2025	2024
Japan	$29,359,316	$27,422,441
Korea	4,448,606	1,499,861
Taiwan, Hong Kong and Macau	2,177,242	1,254,049
North America	2,916,368	2,090,073
Europe	1,213,472	691,638
Other	1,098,903	486,402
Total revenue	$41,213,907	$33,444,464

Cost of revenue

The Group’s cost of revenue primarily consists of royalties paid to intellectual property holders, cost associated with the maintenance of the Group’s G123 game distribution platform, transaction fees for payment processing and etc.

Advertising expenses

Advertising expenses primarily include advertisement for the Group’s G123 gaming platform and the games distributed on the platform. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the unaudited condensed combined statements of comprehensive income were $24,651,703 and $16,143,247 for the six months ended January 31, 2025 and 2024, respectively.

Research and development expenses

In connection with the design and development of our distribution platform and related tools and technology, the Group expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, testing costs, and depreciation for property and equipment used in the research and development activities.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended January 31, 2025 and 2024. The Group does not believe there was any uncertain tax provision as of January 31, 2025 and July 31, 2024.

The Group’s subsidiary in Japan is subject to the income tax laws of Japan. As of January 31, 2025, the tax years ended July 31, 2022 through July 31, 2024 for the Company’s operating entity in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiary in Singapore is subject to the corporate income tax in Singapore. As of January 31, 2025, the tax years ended since the year of incorporation through July 31, 2024 for the Company’s subsidiary in Singapore remain open for statutory examination by the Singapore taxing jurisdictions.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the if-converted or treasury stock method, as if they had been converted or exercised at the beginning of the periods presented, or issuance date, if later. As of January 31, 2025 and July 31, 2024, there were no dilutive shares.

Risks and uncertainties

Political and economic risk

The Group distributes games to global end users on behalf of game developers. For the six months ended January 31, 2025 and 2024, a significant portion of the Group’s revenue is ultimately contributed by end users in Japan, United States, South Korea and Taiwan district. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, the United States, South Korea and Taiwan district, as well as by the general state of their economy. The Group’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, the United States, South Korea and Taiwan district. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of January 31, 2025 and July 31, 2024, $2,799,568 and $1,095,338 of the Group’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. As of January 31, 2025 and July 31, 2024, $11,664,337 and $13,133,388 of the Group’s cash was on deposit at financial institutions in Singapore, respectively, which were insured by Singapore Deposit Insurance Corporation Limited subject to certain limitations. The Group has not experienced any losses in such accounts in Japan and Singapore.

Accounts receivable are typically unsecured and derived from in-transit end-user top-ups to be received from third-party payment processing companies such as PayPal. These balances are generally settled within a period of a few days to a week. Historically, the Group has not experienced any credit losses related to uncollected end-user top-ups due from the third-party payment processing companies. All accounts receivable as of January 31, 2025 and July 31, 2024 were subsequently collected as of the date of this report.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations

As of January 31, 2025 and July 31, 2024, majority of the Group’s assets were located in Japan and Singapore.

The Group’s revenue was ultimately generated by end-users in-game purchases. Revenue generated from end users located in Japan accounted for 71.24% and 81.99% for the six months ended January 31, 2025 and 2024, respectively.

Revenue from significant customers and related games representing 10% or more of the Group’s revenue for the respective years are summarized as follows:

	For the Six Months Ended January 31,
	2025	2024
Customer A (Game: Vivid Army)	28.61%	50.65%
Customer B (Game: Queens Blade)	11.91%	23.45%
Customer B (Game: Strike the Blood Daybreak)	2.65%	4.59%
Customer B subtotal	14.56%	28.04%
Customer C(Game: So I’m a Spider, So What? Labyrinth Ruler)	15.87%	0.00%
Customer D (Game: Legend of the Galactic Heroes: Battle Rondo)	4.80%	20.48%
Customer D (Game: Tsukimichi: Moonlit Fantasy)	7.64%	0.00%
Customer D subtotal	12.44%	20.48%

Accounts payable due to significant customers representing 10% of more of the Group’s accounts payable as of January 31, 2025 and July 31, 2024 are as follows:

	As of January 31, 2025	As of July 31, 2024
Customer A	51.00%	51.04%
Customer B	10.00%	10.23%
Customer C	11.82%	* %

____________

*:       Accounts payable due to customer C is less than 10% of the Group’s accounts payable as of July 31, 2024.

Accounts receivable due from significant third-party payment processing companies representing 10% or more of the Group’s accounts receivable as of January 31, 2025 and July 31, 2024 are as follows:

	As of January 31, 2025	As of July 31, 2024
Payment processing company I	59.16%	58.95%
Payment processing company II	* %	13.87%
Payment processing company III	12.22%	12.35%
Payment processing company IV	* %	11.23%

____________

*:       Accounts receivable due from these payment processing companies as of the respective period is less than 10%.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Purchases made from significant suppliers representing 10% or more of the Group’s purchases for the six months ended January 31, 2025 and 2024 are as follows:

	For the Six Months Ended January 31,
	2025	2024
Supplier X	17.65%	24.34%
Supplier Y	26.96%	* %
Supplier Z	11.16%	* %
Supplier AA	* %	12.25%
Supplier AB	* %	11.81%

____________

*:       Purchases made from the supplier for the respective period is less than 10%.

Foreign currency translation

The functional currency for CTW Cayman and its subsidiaries in Hong Kong and Singapore are U.S Dollar (“US$”). The Group’s functional currency for its Japanese subsidiary is the Japanese Yen (“JPY”). The functional currency for its Taiwan VIE is the New Taiwan Dollars (“NTD”) and the functional currency for its subsidiaries in mainland China is Chinese Yuan (“CNY”). The Group’s combined financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the combined financial statements in this report:

	January 31, 2025		January 31, 2024
	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against JPY	US$1=JPY154.9100	US$1=JPY150.4900	US$1=JPY146.2600	US$1=JPY146.9896
US$ against RMB	US$1=RMB7.2422	US$1=RMB7.1818	US$1=RMB7.1673	US$1=RMB7.2317
US$ against TWD	US$1=TWD32.8500	US$1=TWD32.3482	US$1=TWD31.2900	US$1=TWD31.7531

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted this guidance effective August 1, 2024 for the fiscal year ending July 31, 2025 and plans to adopt this guidance effective August 1, 2025 for any interim periods thereafter. The adoption of this ASU does not have a material impact on its combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Group plans to adopt this guidance effective August 1, 2026 and the adoption of this ASU is not expected to have a material impact on its combined financial statements.

In November 2024, the FASB issued ASU No. 2024-03 (“ASU 2024-03”), Disaggregation of Income Statement Expenses (“DISE”). ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. As revised by ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, the provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Group plans to adopt this guidance effective August 1, 2027 for annual periods and August 1, 2028 for interim periods. With the exception of expanding disclosures to include more granular income statement expense categories, we do not expect the adoption of ASU 2024-03 to have a material effect on our consolidated financial statements taken as a whole.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Accounts receivable	$1,600,099	$1,379,288
Less: allowance for credit loss	—	—
Accounts receivable, net	$1,600,099	$1,379,288

The Group’s accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has unconditional right to consideration for services provided to its customers.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 4 — ADVANCE TO GAME DEVELOPERS, NET

Advance to game developers, net consists of the following:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Advance to game developer	$18,451,543	$22,134,756
Less: allowance for credit loss	(5,464,812)	(7,967,665)
Advance to game developers, net	$12,986,731	$14,167,091

Movement in Advance to game developers is as follows:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Beginning balance	$22,134,756	$17,206,593
Addition investments	1,512,490	7,037,522
Collection	(1,376,630)	(2,477,840)
Write-off	(3,334,524)	—
Foreign currency translation adjustments	(484,549)	368,481
Ending balance	18,451,543	22,134,756
Less: allowance for credit loss	(5,464,812)	(7,967,665)
Advance to game developers, net	$12,986,731	$14,167,091

Provision for valuation allowance movement is as follows:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Beginning balance	(7,967,665)	(7,411,099)
Additions	(1,153,092)	(523,723)
Reversals	8,117	122,272
Write-off	3,334,524	—
Foreign currency translation adjustments	313,304	(155,115)
Ending balance	$(5,464,812)	$(7,967,665)

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of January 31, 2025 and July 31, 2024.

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Tax recoverable	$373,556	$1,055,433
Prepaid IP collaboration fee	513,939	600,811
Prepaid rental expenses	208,106	202,319
Unused advertising expenses	121,705	107,007
Software licenses	252,794	95,412
Others	636,670	123,694
Prepaid expenses and other current assets	$2,106,770	$2,184,676

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Office equipment	$663,409	$583,541
Leasehold improvements	516,192	530,599
Automobile	517,255	479,549
Land	129,258	133,152
Building	107,450	110,686
Subtotal	1,933,564	1,837,527
Less: accumulated depreciation	(1,041,866)	(902,280)
Property, plant and equipment, net	$891,698	$935,247

Depreciation expense was $186,075 and $212,243 for the six months ended January 31, 2025 and 2024, respectively.

NOTE 7 — PREPAID ROYALTIES, NET

Movement in prepaid royalties is as follows:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Beginning balance	$3,660,198	$2,976,290
Addition investments	730,946	2,105,413
Amortization	(863,666)	(1,260,248)
Impairments	(278,747)	—
Foreign currency translation adjustments	(95,294)	(161,257)
Ending balance	$3,153,437	$3,660,198

NOTE 8 — INVESTMENT IN FILMS AND TELEVISION PROGRAMS, NET

Movement in investment in films and television programs is as follows:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Beginning balance	$800,033	$531,468
Addition investments	107,648	569,647
Amortization	(222,226)	(226,014)
Impairments	—	(46,453)
Foreign currency translation adjustments	(20,126)	(28,615)
Ending balance	$665,329	$800,033

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 9 — OTHER NONCURRENT ASSETS

As of January 31, 2025 and July 31, 2024, other noncurrent assets consist of the followings:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Deposits	$1,687,130	$1,746,493
Long-term prepaid expense	32,814	84,970
Other noncurrent assets	$1,719,944	$1,831,463

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of January 31, 2025 and July 31, 2024 consisted of the following:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Accrued payroll and employee benefits	$816,090	$808,841
Credit card payable	122,711	643,594
Accrued license fee	71,009	500,954
Others	310,849	109,171
Accrued expenses and other current liabilities	$1,320,659	$2,062,560

NOTE 11 — LEASES

The Group’s leasing activities primarily consist of operating leases for its offices with terms ranging from one to five years. Certain leases include options for renewal. The Group does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. ASC 842 requires lessee to recognize right-of-use assets and lease liabilities on the balance sheet upon the lease commitment date. Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. As of January 31, 2025 and July 31, 2024, the Group’s right-of-use assets and lease liabilities are as follows.

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Operating lease right-of-use assets	$4,402,199	$4,384,300

Operating lease liabilities – current	$2,430,896	$2,121,666
Operating lease liabilities – noncurrent	2,015,756	2,425,578
Total lease liabilities	$4,446,652	$4,547,244

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.08	2.37
Weighted average discount rate	1.94%	1.51%

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 11 — LEASES (cont.)

During the six months ended January 31, 2025 and 2024, the Company incurred total operating lease expenses of $1,056,633 and $788,798, respectively.

The following table summarizes the maturity of operating lease liabilities as of January 31, 2025:

Amount
For the twelve months ending January 31,
2026	$2,494,144
2027	1,776,193
2028	264,388
Total lease payments	4,534,725
Less: imputed interest	(88,073)
Total lease liabilities	$4,446,652

Supplemental cash flow information related to leases for the six months ended January 31, 2025 and 2024 are as follows:

	For the six months ended January 31,
	2025 (Unaudited)	2024 (Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Payments for operating leases included in cash from operating activities	$1,174,328	$906,207

NOTE 12 — TAXES

(a)    Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Japan

The Group’s subsidiary in Japan is mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.59% and 34.59% for the six months ended January 31, 2025 and 2024, respectively.

Singapore

The Group’s subsidiary in Singapore is subject to Singapore Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

Hong Kong

CTW HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the six months ended January 31, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

The Group’s subsidiaries that are incorporated in the PRC are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

Taiwan

The Group’s VIE that are incorporated in Taiwan is subject to corporate income taxes at the rate of 20% on the estimated assessable profits.

The components of the income tax provision are as follows:

	For the six months ended January 31,
	2025 (Unaudited)	2024 (Unaudited)
Current tax provision
Outside of Japan	$120,918	$251,489
Inside of Japan	1,786	870,260
	122,704	1,121,749
Deferred tax provision (benefit)
Outside of Japan	98,732	(12,974)
Inside of Japan	(605,743)	890,303
	(507,011)	877,329
Total income tax provision	$(384,307)	$1,999,078

Deferred tax assets, net and deferred tax liabilities are composed of the following:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Deferred tax assets:
Fixed assets depreciation adjustment	$66,387	$60,939
Accrued business establishment tax	—	9,416
Accrued asset retirement obligation	50,051	46,299
Operating lease liabilities	1,338,116	1,439,873
Net operating loss	349,022	396,100
Total deferred tax assets	1,803,576	1,952,627
Valuation allowance	(13,226)	(56,911)
Total deferred tax assets, net of valuation allowance	1,790,350	1,895,716
Net off with deferred tax liabilities	(1,786,642)	(1,889,770)
Deferred tax assets, net	$3,708	$5,946

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Deferred tax liabilities
Advance to developers	$3,929,683	$4,710,051
Prepaid royalties and prepaid expenses	1,541,575	1,456,466
Right-of-use assets	1,323,970	1,387,849
Total deferred tax liabilities	6,795,228	7,554,366
Net off with deferred tax assets	(1,786,642)	(1,889,770)
Deferred tax liabilities, net	$5,008,586	$5,664,596

Movement of the valuation allowance:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Beginning balance	$56,911	$—
Current period addition	—	58,230
Current period reversal	(44,081)	—
Exchange difference	396	(1,319)
Ending balance	$13,226	$56,911

The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Group’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors.

The following table reconciles the Japan statutory rates to the Group’s effective tax rate for the six months ended January 31, 2025 and 2024:

	For the six months ended January 31,
	2025 (Unaudited)	2024 (Unaudited)
Japan statutory income tax rate	34.59%	34.59%
Tax rate difference in non-Japan subsidiaries	(202.91)%	0.00%
Non-deductible expenses	0.00%	(1.11)%
Change in valuation allowance	17.30%	0.00%
Effective tax rate	(151.02)%	33.48%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

(b)    Taxes payable

Taxes payable consist of the following:

	As of January 31, 2025 (Unaudited)	As of July 31, 2024
Income tax payable	$335,871	$478,319
Consumption tax payable in Japan	3,383	332,397
Total taxes payable	$339,254	$810,716

NOTE 13 — SHAREHOLDERS’ EQUITY

CTW Cayman was incorporated as an exempted company with limited liability under the laws of Cayman Islands on November 15, 2024. The Company is authorized to issue 500,000,000 ordinary shares, par value $0.0001 per share and 1 ordinary share were issued on November 15, 2024.

Statutory reserve

One of the Company’s operating subsidiaries, CTW Japan was incorporated as a company limited by shares under the laws of Japan on August 14, 2023. CTW Japan allocated JPY 69,500,000 ($673,339) to capital reserve as of January 31, 2025 and July 31, 2024. In accordance with laws of Japan, an entity can allocate up to half of the funds received from its shareholders during establishment or new share issuance to capital reserve account. The purposes of establishment of a capital reserve account is to offset potential losses, facilitate capital increases and protect creditors. A direct distribution from capital reserve is not allowed. However, an entity is able to reduce its capital reserve amount by transferring the reduced amount to other capital surplus accounts. The reallocated amount is then eligible for distribution as dividends.

In accordance with the PRC Company Law, WFOE, CTW Shanghai and Tuwaii are required to allocate statutory reserves, appropriated from net profit as reported in their PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of January 31, 2025 and July 31, 2024, none of the Group’s subsidiaries in the PRC has statutory reserves of 50% of their respective registered capital. As of January 31, 2025 and July 31, 2024, all the Group’s subsidiaries in the PRC collectively had $817 and $817 statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant laws and regulations in the jurisdictions where the Company’s operating subsidiaries are domiciled, primarily Japan and Singapore, permit dividend payments only from retained earnings, if any, as determined in accordance with local accounting standards and regulations. The operating results presented in the consolidated financial statements under U.S. GAAP differ from those reported in the statutory financial statements of the Company’s subsidiaries. Restricted amounts include paid-in capital and statutory reserves, as determined under the local generally accepted accounting principles of each jurisdiction where the Company’s subsidiaries operate. As of January 31, 2025 and July 31, 2024, restricted net assets of the Company’s subsidiaries were $1,557,620 and $1,530,004, respectively.

CTW CAYMAN AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s unaudited condensed combined financial position, results of operations and cash flows. The Group currently does not have any material legal proceedings.

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews combined results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment.

NOTE 16 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before these financial statements are issued, the Group has evaluated all events or transactions that occurred after January 31, 2025, up through May 15, 2025, when the Group issued the unaudited condensed combined financial statements.

On April 3, 2025, CTW Cayman established a fully owned subsidiary, CTW US, in Wilmington, Delaware, USA. CTW US is expected to provide platform development and gamer support services for end-users located in USA. As of the date of this prospectus, CTW US has not yet commenced any operation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our amended and restated memorandum and articles of association, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.1 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration (in US$)	Underwriting Discount and Commission
CTW (BVI) LTD	November 15, 2024	1 Ordinary Share	0.0001	N/A
CTW (BVI) LTD	May 15, 2025	48,000,000 Class A Ordinary Share	4,800	N/A
CTW (BVI) LTD	May 15, 2025	11,999,999 Class B Ordinary Share	1,200	N/A

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements and the notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CTW CAYMAN

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association of the Registrant, effective as of November 15, 2024
3.2†	Amended and Restated Memorandum and Articles of Association of the Registrant, effective as of May 15, 2025
4.1†	Registrant’s Specimen Certificate for Class A ordinary shares
5.1†	Opinion of Travers Thorp Alberga regarding the validity of the ordinary shares being registered and certain other legal matters
8.1†	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2†	Opinion of Nishi Law Firm and Kudanzaka Law Office regarding certain Japanese tax matters (included in Exhibit 99.2)
10.1†	Form of Employment Agreement between the Registrant and each of its executive officers
10.2†	Form of Director Service Agreement between the Registrant and each of its independent directors
10.3†	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.4†	English Translation of CTW Service Agreement dated November 17, 2023, by and between CTW Inc. and River Game HK Limited
10.5†	Form of CTW Service Agreement with Game Developer for IP-based Game
10.6†	Form of IP License Agreement
10.7†	2025 Equity Incentive Plan
10.8†	2025 Employee Share Purchase Plan
21.1†	List of Significant Subsidiaries of the Registrant
23.1	Consent of YCM CPA INC.
23.2†	Consent of Travers Thorp Alberga (included in Exhibit 5.1)
23.3†	Consent of Nishi Law Firm and Kudanzaka Law Office (included in Exhibit 99.2)
99.1†	Code of Business Conduct and Ethics of the Registrant
99.2†	Opinion of Nishi Law Firm and Kudanzaka Law Office regarding certain Japanese law matters
99.3†	Consent of Frost & Sullivan
99.4†	Consent of Akihiro Ishiwata
99.5†	Consent of Kevin Dean Vassily
99.6†	Consent of Naoto Hattori
99.7†	Consent of Koichiro Yamashita
107†	Filing Fee Table

____________

*        To be filed by amendment.

†        Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, on July 3, 2025.

CTW Cayman
By:	/s/ Ryuichi Sasaki
Name:	Ryuichi Sasaki
Title:	Founder, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ryuichi Sasaki	Founder, Chief Executive Officer and Chairman of the	July 3, 2025
Name: Ryuichi Sasaki	Board of Directors (Principal Executive Officer)
/s/ Patrick Liu	Chief Financial Officer	July 3, 2025
Name: Patrick Liu	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of CTW Cayman, has signed this registration statement or amendment thereto in New York, NY on July 3, 2025.

Authorized U.S. Representative
Cogency Global Inc.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President